Exhibit 99.3

Translation for information purposes –

in case of discrepancy between French version and English version,

French version shall prevail

CGG

A French limited company (société anonyme) with a registered capital of 17,706,519 euros

Registered office: Tour Maine Montparnasse, 33 Avenue du Maine,

75015 Paris

969 202 241 R.C.S. Paris

(the “Company”)

REPORT OF THE BOARD OF DIRECTORS TO THE COMBINED GENERAL MEETING

HELD ON OCTOBER 31, 2017

Resolutions submitted to the vote of the shareholders

Ladies and Gentlemen,

You have been convened to this combined general meeting (ordinary and extraordinary), in accordance with statutory provisions and with the provisions of the Company’s articles of association, in order to, among others, resolve upon the agenda and draft resolutions described hereafter.

The Board of Directors has amended the agenda and the text of the draft resolutions set forth in the notice of shareholders’ meeting with respect to the combined general meeting of the Company, published in the Bulletin des Annonces Légales Obligatoires n°115 on September 25, 2017.

Such amendments concern (i) the text of the draft twenty-fourth resolution relating to the issuance and free allocation of warrants with removal of the shareholders’ preferential subscription right in favor of funds and/or entities advised and/or managed by Alden Global Capital LLC, Attestor Capital LLP, Aurelius Capital Management LP, Boussard & Gavaudan Asset Management LP, Contrarian Capital Management LLC and Third Point LLC, to specify the exact identity of the funds and/or entities benefiting from the removal of the preferential subscription right, and (ii) the addition of a draft resolution, numbered thirty-one, relating to the appointment of a new member of the Board of Directors.

AGENDA

FALLING UNDER THE AUTHORITY OF AN ORDINARY GENERAL MEETING

•	Report of the Board of Directors and statutory auditors’ reports, and approval of the statutory accounts of the company for fiscal year 2016;

•	Allocation of earnings;

•	Approval of the consolidated financial statements for fiscal year 2016;

•	Renewal of the term of Mr. Loren Carroll as Director;

•	Renewal of the term of Mr. Michael Daly as Director;

•	Determination of Directors’ fees for fiscal year 2017;

•

Approval of the related-party agreements in relation with the compensation of the Senior Executive Officers (“mandataires sociaux”), falling within the scope of section L. 225-38 of the French Commercial Code;

•	Approval of the other related-party agreements falling within the scope of section L. 225-38 of the French Commercial Code;

•

Approval of the related-party agreement falling within the scope of section L. 225-42-1 of the French Commercial Code, between the Company and Mr. Jean-Georges Malcor related to the contractual termination indemnity of Mr. Jean-Georges Malcor, Chief Executive Officer (Directeur général);

•	Approval, pursuant to section L.225-42-1 of the French Commercial Code, of the renewal of the contractual termination indemnity of Mr. Jean-Georges Malcor, Chief Executive Officer (Directeur général);

•	Approval, pursuant to section L.225-42-1 of the French Commercial Code, of the pension obligations with performance conditions of Mr. Jean-Georges Malcor, Chief Executive Officer (Directeur général);

•

Approval of the principles and criteria applied in the determination, repartition and allocation of fixed, variable and exception items of the total compensation and benefits of all kinds attributable to the Chairman of the Board of Directors as a result of his term of office;

•

Approval of the principles and criteria applied in the determination, repartition and allocation of fixed, variable and exception items of the total compensation and benefits of all kinds attributable to the Chief Executive Officer (Directeur général) as a result of his term of office;

•	Advisory vote on the elements of compensation due or granted for the 2016 financial year to Mr. Remi Dorval, Chairman of the Board of Directors;

•	Advisory vote on the elements of compensation due or granted for the 2016 financial year to Mr. Jean-Georges Malcor, Chief Executive Officer;

•

Advisory vote on the elements of compensation due or granted for the 2016 financial year to Messrs. Stéphane-Paul Frydman and Pascal Rouiller, and Ms. Sophie Zurquiyah, Corporate Officers (Directeurs Généraux Délégués);

FALLING UNDER THE AUTHORITY OF AN EXTRAORDINARY GENERAL MEETING

•	Reports of the Board of Directors and statutory auditors’ reports;

•	Early termination of the delegations of authority to the Board of Directors by the combined general meeting dated May 27, 2016 pursuant to its fourteenth and fifteenth resolutions;

•	Share capital reduction not resulting from losses through diminution of the share par value;

•	Delegation of authority to the Board of Directors to issue and grant free warrants to the shareholders;

•	Delegation of authority to the Board of Directors to increase the share capital with shareholders’ preferential subscription right through the issuance of shares with warrants;

•

Delegation of authority to the Board of Directors to increase the share capital by issuing new shares, with removal of the shareholders’ preferential subscription right in favor of holders of “OCEANE”, such holders forming a category of persons meeting specified characteristics;

•

Delegation of authority to the Board of Directors to issue new shares, with removal of the shareholders’ preferential subscription right in favor of holders of senior notes, such holders forming a category of persons meeting specified characteristics;

•

Delegation of authority to the Board of Directors to issue new notes secured by second-ranking security interests (Second Lien Notes) and warrants, either freestanding or attached to said notes, with removal of the shareholders’ preferential subscription right in favor of persons committed to subscribing for the Second Lien Notes, in accordance with the private placement agreement dated June 26, 2017, such persons forming a category of persons meeting specified characteristics;

•

Delegation of authority to the Board of Directors to issue and grant free warrants, with removal of the shareholders’ preferential subscription right in favor of Alden Global Opportunities Fund L.P., Alden Global Value Recovery Fund LP, Randall D Smith Roth IRA, Trinity Investments Designated Activity Company, Lex Financial Investments (Luxembourg) S.à r.l., BG Long Term Value, BG Select Investments (Ireland) Limited, Lux Holdings 2017 S.à r.l., and TP Lux Holdco S.à r.l.;

•

Delegation of authority to the Board of Directors to issue and grant free warrants, with removal of the shareholders’ preferential subscription right in favor of persons backstopping the subscription of the new notes secured with second-ranking security interests, such persons forming a category of persons meeting specified characteristics;

•

Delegation of authority to the Board of Directors to increase the share capital by issue of shares or securities giving access to the share capital of the Company, with removal of the shareholders’ preferential subscription right in favor of the members of a Company Savings Plan;

•	Overall ceiling for the authorizations of issue;

•	Amendment of article 8 of the articles of association, relating to the employee representatives on the Board of Directors and technical modifications;

•	Amendment of article 4 of the articles of association, relating to the transfer of the registered office;

•	Powers;

FALLING UNDER THE AUTHORITY OF AN ORDINARY GENERAL MEETING

•	Appointment of Mrs. Anne-France Laclide-Drouin as Director.

The convening notices have been validly issued and all mandatory documents pursuant to applicable law have been made available within the legal timeframe.

This report aims at providing you with further information about the draft resolutions submitted to your approval. Prior to detailing the rationale and characteristics of each transaction submitted to your approval, we will present the general framework in which the combined general meeting giving rise to this report takes place, as well as a summary of the corporate affairs since January 1, 2016.

***

1.	General context

1.1.	Financial difficulties relating to the unprecedented crisis affecting the oil and oil-services industries

CGG and its subsidiaries (the “Group”) have been severely hit by the unprecedented crisis impacting the oil and oil-services industries since 2013. Indeed, the business volume of the CGG Group is dependent on the level of investments made by its customers in the field of exploration and production (oil and gas), which is directly impacted by the fluctuations in the price of a barrel of crude oil. The price of a barrel has continued to drop since 2013 to reach low levels not anticipated by analysts. Between 2014 and 2015, the price of brent thus dropped by 45%. The market conditions remained difficult in 2016 and in the first half of 2017, with no prospect of a short-term recovery.

Therefore, the Group’s annual consolidated revenues in 2016 were roughly a third of what was recorded in 2012: it dropped from 3.41 billion US dollars in 2012 to 2.1 billion US dollars in 2015 and then to 1.195 billion US dollars in 2016. Similarly, the Group’s consolidated EBITDAS dropped from 1.139 billion US dollars in 2013 to 273.6 million US dollars in 2016.

Given this unprecedented crisis, the Company began to implement a “Strategic Transformation Plan” starting in 2014. The implementation of this operational restructuring plan, which was completed at the end of 2016, resulted, in particular, in (i) the reshaping of the fleet of vessels operated by the Group, (ii) the repositioning of the Group in high value-added market segments, such as the GGR or Equipment division, (iii) the departure of 3,900 employees, (iv) an enhanced control of the costs due to a rigorous cash management (64% reduction in marine costs, 54% in overhead costs), and (v) a reduction by more than half of the Group’s investments. This operational restructuring plan was financed in part by a capital increase in February 2016 for a gross amount of approximately 350,000,000 Euros.

Despite all these operational efforts, it appeared that the Group’s debt was no longer in line with its financial capacities, in a stagnant market that continues to weigh on business volume and prices. The Group announced at the beginning of the 2017 financial year that its financial performance would not enable it to generate sufficient cash flows to service its current level of debt in the years to come.

In this context, the Company decided to begin discussions with the various stakeholders in order to establish a financial restructuring plan. To this end, the Company requested the appointment of a mandataire ad hoc to assist it in its negotiations. By a court order dated February 27, 2017, the SELARL FHB, acting through Maître Hélène Bourbouloux, was appointed as mandataire ad hoc for a period of 5 months.

1.2.	Group’s debt structure

As of September 30, 2017, the Group’s financial indebtedness was as follows:

(i)	a secured financial debt, composed of:

i.

a revolving credit facility agreement entitled “Multicurrency Revolving Facility Agreement”, entered into on July 31, 2013 by the Company for an initial amount in principal of USD 325,000,000, reduced to approximately USD 300,000,000, entirely drawn to date (the “French RCF”);

ii.	a revolving credit facility agreement entitled “Credit Agreement” entered into on July 15, 2013 for an initial amount of USD 165,000,000, fully drawn to date (the “US RCF”); and

iii.	a bullet loan agreement entitled “Term Loan Credit Agreement” entered into on November 19, 2015 by CGG Holding (U.S.) Inc. for an initial amount of USD 342,122,500 (the “TLB 2019”);

(together, the “Secured Loans”);

(ii)	two issues of convertible bonds, namely:

i.

an issue of convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes) on November 20, 2012 for a total initial amount of 360,000,000 euros, reduced to approximately 34,900,000 euros (following an exchange transaction with convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes) which mature in 2020) due on January 1, 2019 (the “2019 Convertible Bonds”);

ii.

an issue of convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes) on June 26, 2015 for a total initial amount of 325,100,000 euros, due on January 1, 2020 (the “2020 Convertible Bonds”, and together with the 2019 Convertible Bonds, the “Convertible Bonds”);

(iii)	several high-yield “senior” note issues under US law, namely:

i.	an issue of notes dated April 23, 2014 maturing on May 15, 2020 for a total amount of 400,000,000 euros bearing interest at a rate of 5.875% (the “2020 Senior Notes”)

ii.

an issue of notes dated May 31, 2011, January 20, 2017 and March 13, 2017, maturing on June 1, 2021 for a total amount of USD 675,625,000 bearing interest at a rate of 6.5% (the “2021 Senior Notes”); and

iii.

an issue of notes dated May 1, 2014 maturing on January 15, 2022 for a total initial amount of USD 500,000,000 bearing interest at a rate of 6.875% (the “2022 Senior Notes” and together with the 2020 Senior Notes and the 2021 Senior Notes, the “Senior Notes”).

Therefore, as of September 30, 2017, the financial debt amounted to 2,905,296,358 US dollars. The summarized financial indebtedness of the Group is as follows:

Financial debt as of September 30, 2017	Total amount in principal, excluding accrued interests	Accrued interests	IFRS adjustments	Total
Secured Loans
French RCF (EUR)	124,600,000			124,600,000
French RCF (USD)	160,000,000	42,528	-1,257,343	158,785,185
US RCF (USD)	161,933,711	420,376	-621,942	161,732,144
TLB 2019 (USD)	337,845,969	71,607	-957,297	336,960,280

Total Secured Loans (in USD1)	806,882,440	534,511	-2,836,582	804,580,369

Senior Notes
Senior Notes 2020 (EUR)	400,000,000	20,880,811	-391,393	420,489,418
Senior Notes 2021 (USD)	675,625,000	36,419,977	-1,520,312	710,524,665
Senior Notes 2022 (USD)	419,636,000	20,642,007	-343,466	439,934,541

Total Senior Notes (in USD1)	1,567,501,000	81,713,869	-2,325,857	1,646,889,012

Convertible Bonds
Convertible Bonds 2019 (EUR)	34,933,352	110,071	-1,826,089	33,217,334
Convertible Bonds 2020 (EUR)	325,165,550	4,310,671	-31,702,005	297,774,216

Total Convertible Bonds (in EUR)	360,098,902	4,420,742	-33,528,094	330,991,550

Other debts
Leasing (USD)			58,585,746	58,585,746
Other (USD)	4,472,607			4,472,607

Total Other Debts (in USD1)	4,472,607	—	58,585,746	63,058,353

Total financial debt as of September 30, 2017 (in USD1)	2,803,988,810	87,467,508	13,840,040	2,905,296,358

(1)	On the basis of an exchange rate of 1 EUR = 1.1806 USD.

1.3.	Discussions with the stakeholders resulting in the draft safeguard plan

Numerous meetings were held under the aegis of the mandataire ad hoc, in the presence of the main interested parties, namely:

•	the Company;

•

representatives of several secured lenders under the Secured Loans (the “Secured Lenders”), gathered into an ad hoc committee and directly or indirectly representing 52.7% of the total amount in principal of the Secured Loans (including funds or assets managed by the companies Goldman Sachs, Makuria, Och Ziff and T Rowe Price, it being specified that T Rowe Price is no longer part of it);

•

representatives of a group of holders of Senior Notes, gathered into an ad hoc committee and representing approximately 52.4% of the total principal amount of the Senior Notes (including funds managed by the companies Alden Global Capital, LLC, Attestor Capital LLP, Aurelius Capital Management, LP, Boussard & Gavaudan Asset Management, LP, Contrarian Capital Management, L.L.C. and Third Point LLC respectively);

•	one of the representatives of each of the Convertible Bonds’ issues (représentant de chacune des masses); and

•

on the one hand the representatives of the two largest shareholders of the Company, Bpifrance Participations and AMS Energie, holding approximately 9.4% and 8.3%, respectively, of the Company’s total share capital and approximately 10.8% and 8.1%, respectively, of the Company’s voting rights[1], and on the other hand, DNCA Finance and DNCA Invest (together “DNCA”), long-term institutional partners of the Group which hold 5.5% of the total amount in principal of the Senior Notes, approximately 20.7% of the total amount in principal of the Convertible Bonds, and approximately 7.9% of the share capital and 7.7% of the voting rights of the Company.

Following long negotiations, the Company, the Secured Lenders ad hoc committee, the ad hoc committee of the holders of Senior Notes and DNCA reached on June 1, 2017 an agreement in principle regarding a financial restructuring plan. On June 13, 2017, such agreement in principle was confirmed by legally binding documents (lock-up agreement or restructuring support agreement) whereby the parties thereto have committed to undertake any action reasonably required to implement and carry out the restructuring. The terms and conditions of the lock-up agreement are relatively customary and include, in particular, the requirement for the creditors to vote in favor of the Safeguard Plan and the Chapter 11 proceedings (subject to receiving appropriate disclosure material), to provide various waivers, to enter into the required documentation to effect the restructuring and not to sell their debt holdings unless the transferee enters into the lock-up agreement or is already a signatory thereto (and is therefore bound by such terms). According to the restructuring support agreement entered into with the company DNCA Invest and entities managed by DNCA Finance (together the “DNCA Entities”), as shareholders, the DNCA Entities have committed to take, as shareholders, any step and action reasonably necessary to implement and carry out the restructuring plan, including voting in favor of the appropriate resolutions at the shareholders general meeting and not selling their CGG shares during the restructuring process.

In this context, the Company filed a petition with the Commercial Court of Paris to benefit from safeguard proceedings, which were opened by ruling dated June 14, 2017. The Commercial Court of Paris appointed the former mandataire ad hoc as judicial administrator of CGG SA with the mission to supervise the debtor in its management and the SELAFA MJA, acting through Maître Lucile Jouve as creditors’ representative. JG Capital Management SAS, acting through its legal representative Mr. Gatty, has been appointed as controller by a decision of the Paris supervisory court judge (juge commissaire) on September 14, 2017.

[1]	By a letter dated August 31st, 2017, AMS Energie declared having crossed downwards the threshold of 1% of the share capital and voting rights.

Because the Senior Notes (as defined below) are governed by the laws of the State of New York and the courts of such State have jurisdiction over any disputes relating thereto, the Company requested to benefit from the provisions of “Chapter 15” of the “US Bankruptcy Code” in order to have the effects of the safeguard proceedings recognized in the US.

Accordingly, the application to have the safeguard proceedings recognized through “Chapter 15” proceedings was filed with the U.S. Bankruptcy Court of the Southern District of New York on June 14, 2017 and the related order was obtained on July 13, 2017.

In addition, fourteen foreign subsidiaries of the Group which are debtors or guarantors under the Group’s financial debt (namely CGG Holding BV, CGG Marine BV, CGG Holding I (UK) Ltd, CGG Holding II (UK) Ltd, CGG Holding (US) Inc., CGG Services (US) Inc., Alitheia Resources Inc., Viking Maritime Inc., CGG Land (US) Inc., Sercel Inc., Sercel-GRC Corp, CGG Marine Resources Norge AS, CGG Canada Services Ltd and Sercel Canada Ltd.) voluntarily applied for and obtained on June 14, 2017 the opening of reorganization proceedings under the provisions of “Chapter 11” of the “US Bankruptcy Code” before the Bankruptcy Court of the Southern District of New York.

It is specified that with respect to year 2016, these guarantors subsidiaries:

•	generated together revenues equal to nearly 528 million US dollars (on the basis of the presentation made in note 32 of the Form 20-F annual report), in part with other subsidiaries of the Group;

•	contributed for 26% (c.311 million US dollars) and c.26% (c.85 million US dollars) respectively to the consolidated revenues and to the consolidated EBITDA of the Group (before non-recurring charges);

•

contributed to the consolidated revenues and consolidated EBITDA of the Group (before non-recurring charge) respectively for nearly 56% (c.670 million US dollars) and nearly 65% (c.212 million US dollars) taking into account the portion contributed by their direct and indirect subsidiaries.

As part of these judicial proceedings, the holders of claims under the Secured Loans, Senior Notes and Convertible Bonds (whose principal is equal to c.2.8 billion US dollars) may not demand any early repayment, which provides protection to the Group to carry out its operational activities while leaving the stakeholders a limited timeframe to approve a financial restructuring plan.

1.4.	Detailed description of the Safeguard Plan

The draft safeguard plan (the “Safeguard Plan”) would allow the restructuring of the Group’s financial debt while complying with its main industrial goals, namely:

•	preserving the integrity of the Group;

•	giving some leeway to the Group to (i) pursue its technological and business development, and (ii) face the oil market uncertainties; and

•	maintaining and developing in France an internationally recognized center of excellence in the seismic and geoscience fields.

The Safeguard Plan of the Company has the following main characteristics:

(a)	substantial reduction of the Company’s financial indebtedness level

Such reduction would be carried out by way of equitization, under the following conditions, of the principal amount and accrued but unpaid interest as of the last day of the subscription period of the Rights Issue with PSR referred to in paragraph (b)(i) below (“Reference Date”) in respect of:

(i)

the Senior Notes, as reduced by (x) an amount of 86 million US dollars (such amount will be repaid, at the holders’ election, either in cash over a 10-year period and subject to certain terms, or by way of set-off as part of the subscription for new high-yield notes issued by the Company2), and (y) as the case may be, any amount used to subscribe for the Rights Issue with PSR (as this term is described hereafter) as part of the backstop commitment of the holders of Senior Notes described in paragraph (b)(i) below (the “Senior Note Claim”).

The equitization of the Senior Note Claim will be carried out through a share capital increase with removal of the shareholders’ preferential subscription right in favor of the holders of Senior Notes. The capital increase will be subscribed for by way of set-off against the amount of the Senior Note Claim (the “Equitization of the Senior Notes”)3.

(ii)

the Convertible Bonds, as reduced by an amount of c.4.46 million euros[4] (this amount being paid in cash on the Restructuring Effective Date (as this term is defined in the nineteenth resolution) (the “Convertible Bonds Claim”).

The equitization of the Convertible Bonds Claim will be carried out via a share capital increase with removal of the shareholders’ preferential right in favor of the holders of Convertible Bonds. The subscription to the share capital increase will be carried out by way of set off against the Convertible Bonds Claim (the “Equitization of the Convertible Bonds”).

The Equitization of the Senior Notes and the Equitization of the Convertible Bonds are respectively subject to your approval in the twenty-second and twenty-first resolutions.

(b)	new money injection up to a maximum amount of c.500 million US dollars to allow the Group to face several recovery scenarios

Such new money injection would be carried out by way of (i) a share capital increase with shareholders’ preferential subscription right, and (ii) the issuance of new high yield notes. Share warrants would also be granted freely to the shareholders and to the members of the ad hoc committee of the holders of Senior Notes.

(i)	share capital increase with preferential subscription right

The Safeguard Plan provides for a share capital increase with preferential subscription right (the “Rights Issue with PSR”) up to an amount of c.112 million euros5 (including share premium), by issuance of shares of the Company, each with a share warrant attached (the “Warrants #2”).

It is specified that the Rights Issue with PSR is backstopped in cash for c.71.39 million euros6 (including share premium) by the DNCA Entities, so that any shares not subscribed on a pro rata basis (non reducible) and on an oversubscription (reducible) basis will ultimately be subscribed in these amounts (subject to the satisfaction of the conditions precedent). The holders of Senior Notes committed to backstop for the portion of the Rights Issue with PSR not subscribed (where applicable after making use of the subscription commitment of the DNCA Entities), by way of set-off against part of their claims against the Company under the Senior Notes. In all circumstances, subject to the satisfaction of the conditions precedent and technical adjustments, the Rights Issue with PSR will be fully subscribed.

[2]

These new notes would have identical characteristics as the New Notes (as this term is defined at the twenty-third resolution), it being specified, however, that they will not give right to the attribution of Warrants #3.

[3]

The US dollar denominated amount of the Senior Note Claim being converted into euros in accordance with the Safeguard Plan at the exchange rate of June 14, 2017 at 12:00 p.m. CET, i.e. 1 euro = 1.1206 USD.

[4]	This amount corresponds to the euro equivalent of 5 million US dollars on the basis of the exchange rate provided in the Safeguard Plan of 1 EUR = 1.1206 USD.
[5]

This amount corresponds to the euro equivalent of c.125 million US dollars on the basis of the exchange rate provided in the Safeguard Plan of 1 EUR = 1.1206 USD, this amount to be adjusted for technical reasons as decided by the Company in accordance with the Safeguard Plan.

[6]	This amount corresponds to the euro equivalent of 80 million US dollars on the basis of the exchange rate provided in the Safeguard Plan of 1 EUR = 1.1206 USD.

The backstop commitment in cash will be compensated by a fee equal to 10% of the amount committed (namely an amount of c.7.14 million euros for the DNCA Entities), provided that no fee will be paid in respect of the backstop commitment by way of set-off of the holders of Senior Notes.

The Rights Issue with PSR is submitted to your approval per the twentieth resolution.

(ii)	issuance of new high yield notes

The Safeguard Plan provides for the issuance of new notes up to 375 million US dollars, by way of the issuance by the Company of new high yield notes governed by New-York law benefitting from second-ranking security interests (such notes, the “New Notes” and such issuance, the “New Notes Issuance”).

The subscribers for these New Notes will be allocated simultaneously share warrants (the “Warrants #3”) giving the right to subscribe new shares representing in the aggregate 16 % of the share capital on a diluted basis as described in the twenty-third resolution.

Certain eligible holders of Senior Notes undertook to subscribe for the New Notes Issuance, in accordance with the terms of a private placement agreement dated June 26, 2017. The subscribers will benefit from a backstop commitment fee equal to 7 % of the total amount of the New Notes Issuance they will have subscribed (such fee being payable upon, and subject to, the implementation of the issuance, in cash or by way of set-off (at the Company’s election) against the subscription price of the New Notes).

The New Notes Issuance is also being backstopped by the members of the ad hoc committee of the holders of Senior Notes (or their transferees subject to certain conditions), who will receive in this respect (x) a backstop commitment fee equal to 3 % of the total amount of the New Notes Issuance (such fee being payable upon, and subject to, the implementation of the issuance, in cash or by way of set-off (at the Company’s election) against the subscription price of the New Notes), and (y) warrants with a subscription price of 0.01 euro for each new share subscribed and giving the right to subscribe new shares representing 1.5 % of the Company’s share capital on a diluted basis as described in the twenty-fifth resolution (the “Backstop Warrants”).

The issuance of the New Notes and the related Warrants #3 is submitted to your approval per the twenty-third resolution. The issuance of the Backstop Warrants is submitted to your approval per the twenty-fifth resolution.

(c)	free allocation of share warrants to the shareholders and to certain Senior Notes’ holders

(i)	free allocation of share warrants to the shareholders enabling them to benefit from the sector recovery

The Safeguard Plan provides for the issuance and free allocation by the Company of warrants in favor of the historical shareholders of the Company, as per the nineteenth resolution (the “Warrants #1”).

(ii)	free allocation of share warrants to the members of the ad hoc committee of the holders of Senior Notes

The Safeguard Plan provides for the issuance and free allocation by the Company of warrants in favor of the members of the ad hoc committee of the holders of Senior Notes, as per the twenty-fourth resolution (the “Coordination Warrants”).

(d)	significant extension of the maturity of the Secured Loans by way of “exchange”

This extension of the maturity, which would allow the Group not to be under any repayment obligation before 2023, would be carried out by way of the “exchange” of the claims7 resulting from the Secured Loans, as reduced as the case may be by an amount equal to the initial repayment in cash that will be made out of the cash proceeds of the Rights Issue with PSR and the New Notes Issuance (as described hereafter and up to a maximum amount of 150 million US dollars), in exchange for new notes (the “New First Lien Notes”).

Such New First Lien Notes will have a 5-year maturity and be subject to a bullet repayment on maturity (excluding mandatory or optional redemption events provided for in the relevant documentation), be governed by New York law and issued by CGG Holding Company (US) Inc. They will benefit from first ranking security interests and guarantees, and will bear interest at a rate determined as follows: floating LIBOR (subject to a floor of 100 bps) plus 650 bps per annum in cash plus PIK interest between 0% and 2.5% per annum which will be definitely set on the Restructuring Effective Date (as this term is defined in the nineteenth resolution) depending on the aggregate principal amount outstanding on such date (after the abovementioned initial repayment). The main characteristics of these New First Lien Notes are set forth in Annex 1.

It is specified that the so-called “exchange” will be subordinated to the absence of early total repayment (and not partial repayment) of the claims in respect of the Secured Loans which would take place at the Company’s election in the context of a refinancing transaction which would occur between the date of the judgment sanctioning the Safeguard Plan and the Reference Date at the latest.

The new money raised as part of the Rights Issue with PSR and the New Notes Issuance (net of backstop and commitment fees and other fees related to the Rights Issue with PSR and the New Notes Issuance) will be used as follows:

•

first, and up to an amount of 250 million US dollars[8], for the financing of the Group’s corporate and financial needs (including (i) the payment of the accrued and unpaid interests at the Reference Date under the Convertible Bonds not equitized as part of the Equitization of the Convertible Bonds up to an amount of c.4.46 million euros[9], and (ii) the payment of costs and fees in connection with the restructuring, other than backstop costs and fees and other fees related to the Rights Issue with PSR and the New Notes Issuance);

•

second, to make the upfront initial repayment to the Secured Lenders, on a pro rata basis the amount of such repayment to Secured Lenders being limited to the maximum aggregate amount of 150 million US dollars;

•

the remainder being kept by the Company to face (i) its financial needs (including the payment of fees and costs in connection with the restructuring other than, in particular, the subscription and backstop fees and costs) and (ii) any delay in the Group’s redeployment.

The Chapter 11 plan has the same characteristics as that set out above and applying to the Safeguard Plan for the concerned creditors, namely the creditors under the Secured Loans and the Senior Notes (the Chapter 11 plan and the Safeguard Plan are together referred to as the “Financial Restructuring Plan”).

[7]

It is specified that the holders of claims that would be defaulting as part of the implementation of the “exchange” described above, where such default cannot be remedied, will see their claims in principal plus accrued interests in respect of the “Multicurrency Revolving Agreement” (which will not benefit from the initial upfront repayment up to a maximum amount of USD 150 million) spread over a ten-year period as from the date of the judgment sanctioning the Safeguard Plan (1% for the first and second years, 5% for the third to ninth years and 63% for the tenth year) without application of default interests on the sums due during the execution of the Safeguard Plan.

[8]	This amount being converted into euro on the basis of the exchange rate provided in the Safeguard Plan of 1 EUR = 1.1206 USD.
[9]	This amount corresponds to the euro equivalent of 5 million US dollars on the basis of the exchange rate provided in the Safeguard Plan of 1 EUR = 1.1206 USD.

1.5.	Financial debt and liquidity after completion of the transactions provided for in the Financial Restructuring Plan

Following these transactions envisaged in the Financial Restructuring Plan, the Group would benefit from a balance sheet with a level of gross financial debt reduced to c.1.2 billion US dollars according to the maturities indicated below (excluding the “Galiléo” capital lease agreement corresponding to a gross amount of c.60 million US dollars).

The net financial debt / EBITDA ratio (leverage ratio) would be, immediately after completion of the transactions contemplated in the Safeguard Plan, close to 2.1x, while it would have exceeded 8.5x in the absence of any financial restructuring.

The restructuring would impact the Group’s liquidity as follows:

•

the implementation of the Financial Restructuring Plan would allow the Group to save, over the 2017-2019 period, a total net amount of nearly 225 million US dollars as financial cash costs (paid interests, principal amounts repaid) taking into account the specific costs incurred with respect to the restructuring (lawyers, advisory banks, experts…) and the tax benefits arising out of the safeguard proceedings;

•

the Group’s available cash would be increased to nearly 300 million US dollars immediately after the completion date of the financial restructuring, corresponding to the remaining proceeds of (i) the Rights Issue with PSR, and (ii) of the New Notes Issuance, after payment of the various fees and backstop commissions and partial repayment of the Secured Loans;

•

the Group would be able to raise in the future additional secured debt, which would rank pari passu with the New First Lien Notes, up to an amount of 200 million US dollars, the lenders having accepted to share their security interests and collaterals up to a maximum amount of 900 million US dollars, being specified that following the restructuring, the New First Lien Notes would amount to 670 million US dollars.

1.6.	Governance

Finally, the structure and composition of the Company’s Board of Directors after the restructuring will be determined in consultation with DNCA and the members of the ad hoc committee of the holders of Senior Notes who will have become and remained shareholders of the Company. The structure and composition of the Board of Directors shall comply with the AFEP-MEDEF Code and be implemented as soon as practicable, and in any case within three months following the Restructuring Effective Date (as this term is defined in the nineteenth resolution).

1.7.	The implementation of the Safeguard Plan

On 28 July 2017, the Safeguard Plan was unanimously approved, as part of the safeguard proceedings, by the committee gathering banks and assimilated entities (the “Lenders’ Committee”) and at a majority of 93.5% of votes cast at the bondholders’ general meeting (gathering the holders of Convertible Bonds as well as those of Senior Notes) on July 28, 2017, including by DNCA. The works council of the Company, also consulted with respect to the Safeguard Plan, rendered a favorable opinion at its meeting held on 2 October 2017. Furthermore, the various classes of creditors concerned by the “Chapter 11” proceedings massively voted in favor of the “Chapter 11” plan.

The effective implementation of the Safeguard Plan and the Chapter 11 plan remains subject to the following conditions:

•

approval by your general meeting of the eighteenth to twenty-fifth and twenty-seventh resolutions, in particular the eighteenth resolution relating to the share capital reduction by way of reducing the unit par value of the Company’s shares to 0.01 euro;

•	the abovementioned share capital reduction being effectively carried out;

•

the sanctioning of the Safeguard Plan, as approved by the Lenders’ Committee and the bondholders general meeting on July 28, 2017, by the Commercial Court of Paris; according to the current contemplated provisional timetable, the court should examine the request for the sanctioning of the Safeguard Plan on November 6, 2017;

•

confirmation by the relevant US Court of the “Chapter 11” plan and the recognition of the ruling sanctioning the Safeguard Plan within the framework of the “Chapter 15” proceedings the enforcement of which is not stayed;

•	the obtaining of the AMF visa on the prospectus relating to the issuances of securities as part of the Safeguard Plan, with settlement and delivery tentatively scheduled for January 2018; and

•

satisfaction of all conditions precedent provided for in the restructuring documents, in particular including the indenture relating to the new first lien secured notes issued as part of the restructuring of the Secured Loans, the indenture relating to the new second lien notes and the new second lien interest notes and the various terms and conditions of the warrants.

It is specified that the members of the ad hoc committee of the holders of Senior Notes have waived the condition precedent relating to the obtaining of a final waiver from the Autorité des Marchés Financiers not to launch a mandatory tender offer on the ground that they do not act in concert. In addition, pursuant to the Safeguard Plan, the settlement and delivery of the securities to be issued pursuant to the nineteenth to twenty-fifth resolutions submitted to your approval should occur on February 28, 2018 at the latest.

The settlement and delivery of all the issues of the Warrants #1, the Warrants #3, the shares issued pursuant to the twentieth to twenty-second resolutions, the Coordination Warrants and the Backstop Warrants shall occur concomitantly with the settlement and delivery of the Rights Issue with PSR, subject to satisfaction of all the abovementioned conditions precedent. The issuances provided for under the Safeguard Plan and the Chapter 11 plan shall be regarded as a whole: if one of them could not be implemented, none of them would be implemented.

In order to allow the implementation of the contemplated restructuring, we submit to your approval the eighteenth to twenty-fifth and twenty-seventh resolutions the drafts of which are described hereafter. These resolutions shall be regarded as a whole: if any one of them were to be rejected by the general meeting, it would hinder the implementation of the Financial Restructuring Plan.

1.8.	The consequences of the rejection of any of the eighteenth to twenty-fifth resolutions

It is important to note that, in the event that the general meeting were to reject any of the abovementioned resolutions:

•

the Secured Lenders and holders of Senior Notes who have entered into the “Lock-Up Agreement” could be released from their obligation to support the Safeguard Plan, except in the event that a judicial reorganization proceedings (redressement judiciaire) is opened within 15 days of the general meeting’s negative vote, with a view to applying article L. 631-19-2 of the French Commercial Code, known as “Loi Macron” mechanism. Such mechanism is briefly described hereafter. In addition, the DNCA Entities could be released from their obligation to support the plan and backstop the Rights Issue with PSR. The same could apply to the Senior Notes’ holders who have committed to provide new money injection pursuant to the “Private Placement Agreement” dated June 26, 2017;

•

as indicated in the half year financial report, if new money were not to be raised in early 2018 pursuant to the Financial Restructuring Plan, according to the Company cash flow forecasts, the Group liquidity could decrease below the required level to run its operations no later than the first quarter of 2018, hence jeopardizing the ability of the Group to continue as a going concern. Any amendment to the Safeguard Plan (provided that the Company remains under the safeguard proceedings) would require (i) the reopening of the discussions with the creditors, including in particular with respect to the terms and conditions of the new money injections (ii) the submission for approval of the amended safeguard plan to the Lenders’ Committee and the bondholders general meeting, as well as US courts (iii) the convening of a new shareholders’ general meeting. The time necessary to carry out those steps makes it very unlikely that, in the context of the safeguard proceedings, the discussions with creditors be reopened with a view to improving the treatment proposed to shareholders;

•

should the Company request the opening of judicial reorganization proceedings with a view to benefiting from the “Loi Macron” mechanism, the Paris Commercial Court may also have to examine before the possibility to sell all or part of the Company. Given the Group structure and the rights of the various stakeholders (it being understood that the shareholders and the holders of Convertible Bonds would not have the power to legally oppose the sale of parent company’s assets), a sale plan (plan de cession) complying with the ability of the Group to continue as a going concern may be proposed and submitted to the Paris Commercial Court by any third party (including the Company’s creditors, to the exclusion of the controller). Such a plan may result in the shareholders and even the holders of Convertible Bonds being treated in a less favorable way than in the Safeguard Plan;

•

should the Paris Commercial court not retain an alternate sale plan, following a 3-month period from the opening of the judicial reorganization proceedings and subject to certain conditions, it may assess the potential implementation of a reorganization plan (plan de redressement), in accordance with “Loi Macron” mechanism. Such a mechanism allows in particular the appointment of a trustee (mandataire) to convene the competent shareholders’ meeting and vote in favor of the share capital increases in lieu of the shareholders having rejected the share capital restructuring, up to the amount set forth in the plan. However, the complexity and the timeframe necessary to implement such a solution could make its viability uncertain, in particular given the Group liquidity situation described above; and

•

finally, one could not rule out the potential opening of one or more liquidation judicial proceedings within the Group in various jurisdictions, in particular with respect to the 14 Group subsidiaries under Chapter 11 proceedings, or even the parent Company CGG SA.

As a summary, if the shareholders general meeting were to reject the resolutions relating to the implementation of the Safeguard Plan, the Group could be placed under judicial reorganization proceedings (redressement judiciaire) in the short term, be dismantled in the medium term, as the case may be in the context of judicial liquidation proceedings in various jurisdictions. Should such proceedings be carried out, they could place (i) the shareholders and the holders of American Depositary Shares in a situation where they would lose their entire investment in the Group, and (ii) the creditors, or some of them, in a situation of lower recovery of their claims.

1.9.	Challenge of the draft Safeguard Plan by certain holders of Convertible Bonds

On August 4, 2017, certain holders of Convertible Bonds (Keren Finance, Delta Alternative Management, Schelcher Prince Gestion, Financière de l’Europe, Ellipsis Asset Management and HMG Finance) filed a claim against the draft Safeguard Plan adopted by the Lenders Committee and by the bondholders’ general meeting on July 28, 2017, to be examined at the examination hearing of the draft Safeguard Plan scheduled on November 6, 2017.

Without disputing the results of the general meeting of bondholders’ vote, these holders of Convertible Bonds challenge the treatment of their claims under the Safeguard Plan, arguing that the differences in treatment between the holders of Convertible Bonds and the holders of Senior Notes is not justified by the differences in their situations and would be, in any event, disproportionate.

The Company considers that the holders of Convertible Bonds are not in the same situation as the Senior Notes holders, in particular regarding the guarantees given to the latter, and hence the differentiated treatment provided for under the Safeguard Plan complies with law.

Should this claim be declared well founded by the Court, the Court could not adopt the Safeguard Plan insofar as it does not have the power to modify its terms.

1.10.	Independent expert and prospectus

The Company’s Board of Directors has appointed Ledouble SAS to act as an independent expert in accordance with applicable law for the purpose of assessing the fairness to CGG shareholders of the restructuring as envisaged by the Safeguard Plan. The Rights Issue with PSR and the issuance of Warrants #1, the capital increases in the framework of the Equitization of the Convertible Bonds and the Equitization of the Senior Notes as well as the issuances of shares resulting from the exercise of the Warrants #1, Warrants #2 and Warrants #3, the Coordination Warrants and the Backstop Warrants will be set out in prospectuses subject to the visa of the Autorité des Marchés Financiers and made available to you within the required period.

The prospectus relating to the issuances of securities (other than the Rights Issue with PSR) will include a copy of the report of Ledouble SAS in its entirety. This prospectus and the prospectus regarding the Rights Issue with PSR will include all detailed information on the dilutive impact of these issuances in connection with the Safeguard Plan and submitted to the general meeting.

2.	Corporate affairs since January 1, 2016

Pursuant to the provisions of article R. 225-113 of the French Commercial Code, you will find hereafter an overview of the Company’s corporate affairs since January 1, 2016.

Overview of the situation as at June 30, 2017

•	Group Total Revenue

Group Total Revenue was $599 million, down 1% compared to 2016. The respective contributions from the Group’s businesses were 63% from GGR, 12% from Equipment and 25% from Contractual Data Acquisition.

•	Group EBITDAS

Group EBITDAS was $149 million, a 24.8% margin, and $24 million after $(124) million of NRC related to the Transformation Plan. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group EBITDAS was $159 million.

•	Group Operating Income

Group Operating Income was $(71) million, an (11.8)% margin, and $(195) million after $(124) million of NRC. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group Operating Income was $(45) million.

•

GGR operating income margin was at 14.7%. Multi-Client sales reached $205 million with a cash prefunding rate of 117%. Our highest offshore multi-client sales were made in Gulf of Mexico and Brazil. The depreciation rate was 67% leading to a Net Book Value of $833 million at the end of June.

Subsurface Imaging delivered a resilient performance, while reservoir businesses were impacted by clients’ low capex spending.

•

Equipment operating income margin was at (34.0)%. Despite very efficient cost management and its manufacturing flexibility, very low volumes continue to strongly impact the profitability of this segment.

•

Contractual Data Acquisition operating income margin was at (34.5)% due to weak pricing conditions in Marine, despite our fleet’s good operational performance with a high production rate at 98%. 59% of our fleet was dedicated to the contractual market over the semester. Land and Multi-Physics acquisition continued to suffer from a global low level of activity and slow clients’ decision process.

•	NOR operating income was at $(26) million.

•	Income

Equity from Investments contribution was nil this semester.

Total non-recurring charges (NRC) were $124 million:

•	$71 million of Group Transformation Plan charges, mainly related to Global Seismic Shipping set up

•	$53 million of Financial restructuring costs

Net financial costs were $97 million:

•	Cost of debt was $96 million. The total amount of interest paid was $58 million

•	Other financial items were negative at $1 million

Total Income Taxes were $23 million.

Group Net Income was $(315) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(313) million / €(291) million. EPS was negative at $(14.15) / €(13.12).

•	Cash Flow

Cash Flow from operations was $87 million before NRC, compared to $372 million for the first half of 2016.

Cash Flow from operations was $(13) million after cash NRC.

Global Capex was $146 million, down 28% year-on-year:

•	Industrial capex was $23 million, up 3% year-on-year

•	Research & development capex was $15 million, down 19% year-on-year

•	Multi-client cash capex was $108 million, down 33% year-on-year

After the payment of interest expenses and Capex and before NRC, Free Cash Flow was $(98) million compared to $97 million for the first half of 2016. After cash NRC, Free Cash Flow was $(198) million.

•	Balance Sheet

Group gross debt was $2.812 billion at the end of June 2017. Available cash was $315 million and Group net debt was $2.497 billion.

The net debt to shareholders equity ratio, at the end of June 2017, was 337% compared to 206% at the end of December 2016.

The Group’s liquidity amounted to $315 million at the end of June 2017.

Consolidated Income Statements In Million $	First Half 2016	First Half 2017
Exchange rate euro/dollar	1.11	1.08
Operating Revenue	603.2	599.2
Gross Margin	(20.5)	6.0
EBITDAS[10] before NRC	130.9	148.7
Operating Income before NRC	(103.7)	(70.7)
Operating Income after NRC	(110.9)	(195.1)
Net Financial Costs	(85.2)	(96.6)
Income Taxes	(14.3)	(24.1)
Deferred Tax on Currency Translation	1.6	1.0
Equity from Investments	(0.1)	0
Net Income	(208.9)	(314.8)
Shareholder’s Net Income	(206.9)	(313.3)
Earnings per share in $	(10.64)	(14.15)
Earnings per share in €	(9.58)	(13.12)

•	Market Outlook

2017 market outlook remains unchanged since the H1 results announcement on 28 July 2017.

As a result, 2017 operating results are still expected in line with 2016, based on a different mix:

•	Multi-Client: sales supported by good positioning in key basins;

•	Equipment: low volumes in a context of uncertain recovery horizon;

•	Data acquisition: still hampered by low exploration spending with the usual unfavorable seasonality in H2.

Highlights since January 1, 2016

We remind you that CGG’s situation throughout the financial year ended on December 31, 2016 is set forth in CGG’s registration document (and in particular in chapter 6 “Financial situation, result and forecasts”) available on the website www.cgg.com.

•	Share capital increase in CGG S.A.

On January 13, 2016, CGG launched a share capital increase through the distribution of preferential subscription rights to fund the implementation of a new step of its Transformation Plan. The final gross proceeds amounted to €350,589,080.16, corresponding to the issuance of 531,195,576 new shares.

Total demand for this capital increase amounted to approximately €343 million, corresponding to a subscription rate of approximately 97.8%. 485,948,856 new shares were subscribed by irrevocable right (à titre irréductible), representing approximately 91.5 % of the total number of new shares. 33,314,234 new shares were requested and subscribed on a reducible basis (à titre réductible), representing approximately 6.3% of the total number of new shares.

The balance of non-subscribed shares (11,932,486 new shares, which represent approximately 2.2 % of the total number of new shares) was sold in the market by the bank syndicate underwriting the transaction.

[10]

EBITDAS is defined as earnings before interest, tax, income from equity affiliates, depreciation, amortization net of amortization expense capitalized to Multi-client, and share-based compensation cost. Share-based compensation includes both stock options and allocation of free shares issued under performance conditions. EBITDAS is presented as additional information because it is one measure used by certain investors to determine operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS differently. EBITDAS is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of the Group’s operating performance or any other measures of performance derived in accordance with IFRS.

The issuance of new shares took place on February 5, 2016.

Upon completion of the capital increase and taking into consideration the subscriptions by irrevocable right for all of the preferential subscription rights attached to their respective shares, Bpifrance and IFP Energies Nouvelles held together 10.62% of CGG’s share capital, comforting their shareholders position.

•	Sale of Gardline CGG Pte Ltd

On March 24, 2016, CGG sold its 49% stake in Gardline CGG Pte Ltd., which was accounted for using the equity method in our financial statements.

•	Termination of the agreement to sell the Multi-Physics Business Line

CGG announced on April 29, 2016, that it had entered into a binding agreement with NEOS for the sale of the Multi-Physics Business Line. On December 12, 2016, as the final terms of the discussion did not adequately reflect our view of the value and the prospects of the activity, the agreement was terminated and consequently, the Multi-Physics Business Line remains within the Group.

•	Proactive management of vessel charter costs

On January 20, 2017, we issued US$58.6 million in aggregate principal amount of our 6.50% Senior Notes due 2021 to the relevant charter counterparties to reduce the cash burden of the charter agreements in respect of three cold-stacked seismic vessels, namely the Pacific Finder, the Oceanic Phoenix, and the Viking Vanquish.

On March 13, 2017, we also issued US$12.1 million in aggregate principal amount of our 6.50% Senior Notes due 2021 to the relevant charter counterparty to reduce the cash burden of the charter agreement in respect of the Oceanic Champion, an active seismic vessel.

•	Redelivery of the vessel Pacific Finder to her owner

On March 7, 2017, the seismic vessel Pacific Finder was returned to her owner, PT Swire Altus Shipping.

•	Reclassification of financial debt as a current liability

Having carefully analyzed the situation as of December 31, 2016 and March 2, 2017 in the light of IAS 1 § 69, 74 and 75, and considering reasonable assumptions on the progress of the negotiations on its financial restructuring, CGG concluded that leaving its secured financial debt as a non-current liability was the appropriate accounting treatment for the financial statements authorized for issue by the Board of Directors as of March 2, 2017.

Considering the progress of the negotiations of the financial restructuring of the company and the timeline of the options contemplated, it appears that reclassifying the financial debt as a current liability is the most appropriate accounting treatment according to IAS 1 for the financial statements authorized for issue by the Board of Directors on April 27, 2017. This pure accounting reclassification does not question the going concern assumption, comforted by the main actions plans successfully implemented as of April 27, 2017 and does not make immediately payable (as CGG has not breached its financial covenants) the US$2,682.0 million of financial debt classified as current liability nor does it reduces its maturity below 12 months.

•	Fleet ownership changes

In April 2017, we entered into agreements with Eidesvik, the lenders under our Nordic credit facility and the lenders under the credit facilities of Eidesvik Seismic Vessels AS (“ESV”) and Oceanic Seismic Vessels AS (“OSV”) in order to change the ownership structure of our marine fleet and restructure the related financial obligations under the Nordic credit facility related thereto (the “Marine Fleet Restructuring”).

Under the new arrangements, Global Seismic Shipping AS (“GSS”), a company organized under the laws of Norway 50% owned by CGG (through our subsidiary, Exploration Investment Resources II AS) and 50% owned by Eidesvik, holds (i) Geo Vessels AS, our former wholly-owned subsidiary, which owns the five previously cold-stacked vessels (Geo Coral (having been re-rigged), Geo Caribbean, Geo Celtic, CGG Alizé and Oceanic Challenger), and (ii) ESV and OSV (in which we previously directly held 49% stakes), which respectively own the Oceanic Vega and Oceanic Sirius (together, the “X-bow Vessels”).

As part of the Marine Fleet Restructuring:

•

The charter agreements for the X-bow Vessels were amended to, among other things, reduce the charter day-rate to a rate in line with the prevailing market rate in exchange for an extension of the charter agreements and certain payment obligations to ESV and OSV, which we settled through the Marine Fleet Restructuring.

•	The charter agreement relating to the vessel Viking Vanquish, which had been cold-stacked, has been terminated in exchange for a cash payment of a settlement amount to Eidesvik.

•

An umbrella agreement has been entered into between CGG Services SAS and Geo Vessels AS to further reduce our charter costs, mainly through the re-profiling of the reimbursement schedule of the debt related to the vessels, together with an extension of the vessel employment commitments to ten years through charters of a duration of no more than 12 months. We provided a parent guarantee in respect of the obligations of CGG Services SAS (and any of our subsidiaries which enters into a charter under the umbrella agreement) under such umbrella agreement and bareboat charters thereunder.

In connection with the Marine Fleet Restructuring, Geo Vessels AS continues to be the borrower of the loan outstanding under our Nordic credit facility. The removal of Geo Vessels AS from our consolidated perimeter is expected to result in a reduction of the gross debt of the Group by US$182.5 million, corresponding to the principal amount of loans under the Nordic credit facility outstanding as of March 31, 2017.

•	Financial restructuring process

The financial restructuring process is described in item “1. General context” of this report.

3.	Presentation of the resolutions submitted to the general meeting

3.1.	Resolutions falling under the authority of the ordinary general meeting

We remind you that, with the authorization of the Paris Commercial Court, the Board of Directors decided to postpone the holding of the annual ordinary general meeting relating to the approval of the 2016 financial statements until after June 30, 2017, in order to enable shareholders to vote, at the same time, on the 2016 financial statements and resolutions allowing the implementation of the contemplated financial restructuring.

First resolution

(Approval of the statutory accounts of the company for fiscal year 2016)

The purpose of the first resolution is to approve the financial statements of CGG SA for the fiscal year ended December 31, 2016. Pursuant to article L.232-1 of the French Commercial Code, the annual financial statements for the fiscal year ended 2016, together with their appendixes and the annual management report included in the report on Form 20-F (available on the Company’s website at www.cgg.com and, on request, at the registered office of the Company), were approved by the Board of Directors on March 2, 2017 and updated by the Board of Directors meeting on April 27, 2017.

The CGG group consists of a parent company, CGG SA and its operational subsidiaries. Apart from determining the Group strategy and policies, the scope of activity of the parent company is mostly focused on the operational and financial organization at the Group level and the holding the operational subsidiaries and controlling them (a pure holding company role).

The net result for fiscal year 2015 is a loss amounting to €(841,019,498.01) mainly related to provision on our main subsidiaries’ shares for €(1,171.4) million.

The annual accounts of the Company are further developed in Item 5 of our annual report on Form 20-F.

Second resolution

(Allocation of earnings)

The purpose of the second resolution is to allocate the 2016 loss of CGG SA indicated in the first resolution. We propose to allocate this loss of €(841,019,498.01) to the carry forward account, which will amount to €(234,725,167.33) after such allocation.

Pursuant to section 243bis of the French Code Général des Impôts, we remind you that no distribution of dividends has taken place over the last 3 fiscal years.

Third resolution

(Approval of the consolidated financial statements for fiscal year 2016)

The purpose of the third resolution is to approve the Group’s consolidated financial statements for the fiscal year ended December 31, 2016, which show a net loss of US$(576.6) million. Pursuant to article L.232-1 of the French Commercial Code, the consolidated financial statements for the fiscal year ended 2016 together with their appendices and the annual management report included in our report on Form 20-F were approved by the Board of Directors on March 2, 2017 and updated by the Board of Directors meeting on April 27, 2017.

This net loss includes US$(183) million of non-recurring charges related to restructuration plan.

The consolidated accounts of the Group are further developed in Item 5 of our report on Form 20-F.

Fourth, fifth and thirty-first resolutions

(Renewal of the term of Directors and appointment of a new Director)

Renewal of the term of Mr. Loren Carroll as Director

The purpose of the Fourth resolution is to renew the term of office of Mr. Loren Carroll.

Mr. Carroll was appointed for the first time as Director on January 12, 2007. He is also a member of the Audit Committee of the Company.

The Board of Directors submits to the general meeting the renewal of the term of Mr. Carroll for a 4-year period. Mr. Carroll holds 155 ADS of the Company.

The credential of Mr. Loren Carroll is detailed hereafter.

Mr. Carroll was born on August 31, 1943 and is of US nationality. He holds a Bachelor of Science in accountancy from the California State University.

Mr. Carroll is currently a financial and strategic business consultant. Until his retirement in April 2006, Mr. Carroll was President and Chief Executive Officer of M-I Swaco LLC. and was also Executive Vice President of Smith International, Inc. Mr. Carroll joined Smith International in December 1984 as Vice President and Chief Financial Officer. In January 1988, he was appointed Executive Vice President and Chief Financial Officer of Smith International and served in that capacity until March 1989. Mr. Carroll then rejoined Smith International in 1992 as Executive Vice President and Chief Financial Officer. Smith International held a 60% interest in M-I Swaco L.L.C. Until 2010, he was a Director of Smith International and a member of the Supervisory Board of CGG Holding BV.

The other positions held by Mr. Carroll are as follows:

Positions within the Group: none

Positions held in other companies:

Foreign companies and institutions:

Chairman of the Board of Directors of KBR Inc. (USA)

Renewal of the term of Mr. Michael Daly as Director

The purpose of the fifth resolution is to renew the term of office of Mr. Michael Daly.

Mr. Daly was appointed for the first time as Director on September 30, 2015. He is also Chairman of the HSE/Sustainable development Committee and a member of the Technology/Strategy Committee of the Company.

The Board of Directors submits to the general meeting the renewal of the term of Mr. Daly for a 4-year period. Mr. Daly holds 156 shares of the Company.

The credential of Mr. Michael Daly is detailed hereafter.

Mr. Michael Daly was born on October 4, 1953 and is of British nationality. He is a graduate of The University College of Wales, Leeds University (PhD) and alumni of Harvard Business School (PMD).

Mr. Daly is a British geologist, oil and gas executive and academic. He joined the Geological Survey of Zambia in 1976, mapping the remote Muchinga Mountains of northeast Zambia. He began his business career with BP in 1986 as a research geologist. After a period of strategy work and E&P positions in Venezuela, the North Sea and London, he became President of BP’s Middle East and S. Asia E&P business. In 2006, Mr. Daly became BP’s Global Exploration Chief and a Group Vice President. He served on BP’s Group Executive Team as Executive Vice President from 2010, and retired in 2014 after 28 years with the company.

The other positions held by Mr. Daly are as follows:

Positions within the Group: none

Positions held in other companies:

Foreign companies and institutions:

•	Senior Director at Macro Advisory Partners (UK)

•	Non-Executive Director with Tullow Oil (UK)

•	Visiting Professor in Earth Sciences at The University of Oxford (UK)

•	Director of Daly Advisory and Research Ltd (UK)

Appointment of Mrs. Anne-France Laclide-Drouin as Director

The purpose of the thirty-first resolution is to appoint Mrs. Anne-France Laclide-Drouin as Director.

The Board of Directors proposes to the general meeting to appoint Mrs. Anne-France Laclide-Drouin as Director for a 4-year period.

The credential of Mrs. Anne-France Laclide-Drouin is detailed hereafter:

Mrs. Anne-France Laclide-Drouin was born on 8 January 1969 in Metz and is of French nationality. She is a graduate from the Institut Commercial of Nancy (ICN) and of Mannheim university. She also holds a Diplôme d’Etudes Supérieures Comptables et Financières.

Mrs. Laclide-Drouin began her career at PricewaterhouseCoopers before she occupied various positions in the financial division of international groups in different sectors such as the distribution sector where she acquired an international experience. In 2001, she became financial director of Guilbert, then Staples, AS Watson and GrandVision. Mrs. Laclide-Drouin is currently CFO of Oberthur Technologies (since 2013), comprising the responsibility of the financial and legal functions of the Group.

The other positions held by Mrs. Anne-France Laclide-Drouin are as follows:

Positions within the Group: none

Positions held in other companies:

Current positions:

•	Non-Executive Director and president of the audit committee with SFR (company listed on Euronext Paris)

•	Non-Executive Director with Mali Solutions Numériques SA

•	Non-Executive Director with OT Pakistan (Private) Ltd

•	Non-Executive Director with Oberthur Technologies of America Corporation

•	Manager of Oberthur Technologies Hong Kong Limited

Positions terminated within the latest five years:

•	none

Mrs. Anne-France Laclide-Drouin has no relationship of any kind with the Company or its group, which could compromise the exercise of her freedom of judgment. Accordingly, if her appointment as a Director was approved by the general meeting, Mrs. Anne-France Laclide-Drouin could be qualified as an independent Director.

If these renewals or appointments are approved by the general meeting, the Board of Directors will consist of 11 members:

•	Remi Dorval (independent director), Chairman of the Board of Directors,

•	Jean-Georges Malcor, Chief Executive Officer,

•	Bpifrance Participations, represented by Ms. Anne Guérin,

•	Loren Carroll (independent director),

•	Michael Daly (independent director),

•	Didier Houssin,

•	Anne-France Laclide-Drouin (independent director),

•	Gilberte Lombard (independent director),

•	Hilde Myrberg,

•	Kathleen Sendall (independent director), and

•	Robert Semmens.

i.e. a proportion of 45 % of female directors (5 out of 11 directors) and a proportion of 55% of independent directors (6 out of 11 directors).

Sixth resolution

(Determination of Directors’ fees for fiscal year 2017)

The purpose of the sixth resolution is to approve the amount of Directors’ fees for fiscal year 2017. The Board of Directors submits to the general meeting the proposal of €680,000, unchanged since 2016.

Directors’ fees include a significant variable part based on the actual attendance to Board and committees’ meetings and a fixed part based on function.

The calculation method of Directors’ fees for 2016 and the gross amount of Directors’ fees paid to each of our Directors in 2016 and 2015 are described in Item 6 of our annual report on Form 20-F “Directors’ compensation”.

Mr. Jean-Georges Malcor, Chief Executive Officer of the Company, does not receive Directors’ fees.

Seventh and eighth resolutions

(Related party agreements)

The seventh resolution and the eighth resolution respectively address the agreements related to the compensation of the Chief Executive Officer and the Corporate Officers (“mandataires sociaux”) (seventh resolution) and the other related party agreements (eighth resolution) falling into the scope of section L. 225-38 of the French Commercial Code, entered into during 2016 fiscal year and which have not been submitted to the general meeting for ratification on May 27, 2016 or entered into in the course of the first half of 2017.

These agreements are mentioned in the statutory auditors’ special report available on the Company’s website at (www.cgg.com) and reproduced in paragraph 5.7 of the report on Form 20-F as well as in the additional report available on the Company’s website. The statutory auditors’ special report also includes agreements previously approved but which have remained in force in 2016. These reports are available upon request at the registered office of the Company.

Agreements related to the compensation of the Chief Executive Officer and the Corporate Officers’:

The agreement submitted to the general meeting for ratification through the seventh resolution is the following:

Allocation of performance units to Messrs. Frydman and Rouiller (Meeting of the Board of Directors of June 23, 2016)

The Company allocated performance units to Messrs. Frydman and Rouiller, Corporate Officers (directeurs généraux délégués) of the Company until January 4, 2017. This allocation constitutes an amendment of their employment agreement and, consequently, a related party agreement. The performance unit plans are described in Item 6 of our report on Form 20-F.

Other related party agreements falling into the scope of section L. 225-38 of the French Commercial Code:

The agreement submitted to the general meeting for ratification through the eighth resolution is the following:

Recapitalization of Seabed Geosolutions B.V. (Meeting of the Board of Directors held on July 28, 2016)

The Board of Directors authorized the contribution from CGG SA to the recapitalization of Seabed Geosolutions B.V., by the conversion of a claim amounting to US$19 million (out of a claim amounting to US$ 38 million) into capital. The balance of the claim, i.e. US$19 million, would be reimbursed to CGG.

The Board of Directors justified the need for this agreement by the fact that, after this transaction, Seabed Geosolutions B.V. would be able to reinforce its equity and, in the future, obtain its own financings, without relying on its shareholders.

This is a related party agreement since Mr. Rouiller, Corporate Officer of the Company until January 4, 2017, is also director of Seabed Geosolutions BV.

Ninth and tenth resolutions

(Contractual termination indemnity of Mr. Jean-Georges Malcor, Chief Executive officer (Directeur Général))

Amendment to the special termination indemnity to be paid to Mr. Malcor in case of termination of his term of office

The ninth resolution relates to the special termination indemnity to be paid to Mr. Malcor in case of dismissal, non-renewal of his term of office or in any other event of a forced departure linked to a change of control resulting in a substantial change in situation or a change of strategy.

On January 4, 2017, the Board of Directors approved the amendment of the terms and conditions of the special termination indemnity to be paid to Mr. Malcor in case of dismissal, non-renewal of his term of office or in any other event of a forced departure linked to a change of control resulting in a substantial change in situation or a change of strategy. This agreement had previously been approved by the General Meeting held on May 29, 2015 after authorization by the Board of Directors held on June 4, 201411.

[11]	This agreement is described in “Item 6 – Contractual indemnity in case of termination” of our annual report on form 20-F for 2016.

The amount of this indemnity shall be equal to the difference between (i) a gross amount of 200% of his reference annual compensation and (ii) any sum to which Mr. Jean-Georges Malcor may be entitled as a result of his departure from the Group, including any sums to be paid pursuant to his non-competition agreement. The indemnity global amount shall not exceed 200% of the reference annual compensation.

Pursuant to Article L.225-42-1 of the Commercial Code, the payment of the special termination indemnity will depend on the level of the average rate of achievement of the objectives relating to Mr. Jean-Georges Malcor’s variable compensation calculated over the three financial years preceding his departure date as follows:

•	If such average rate is below 40%, no special termination indemnity will be paid;

•	If such average rate is higher than 40%, the special termination indemnity will be due in full.

Pursuant to section L.225-42-1 of the Commerce Code, this indemnity scheme is submitted to this general meeting for ratification in a separate resolution.

Renewal of the special termination indemnity to be paid to Mr. Malcor in case of termination of his term of office

The tenth resolution relates to the renewal of the special termination indemnity referred to in the ninth resolution, authorized by the Board of Directors held on June 1st, 2017 having also renewed the term of office of Mr. Malcor as Chief Executive Officer.

Eleventh resolution

(Approval, pursuant to section L.225-42-1 of the French Commercial Code, of the pension obligations with performance conditions of Mr. Jean-Georges Malcor, Chief Executive Officer (Directeur général))

The eleventh resolution relates to the supplemental retirement plan benefiting to Mr. Jean-Georges Malcor, Chief Executive Officer (directeur général).

Pursuant to section L.225-42-1 of the Commerce Code as amended by the law dated August 6, 2015 for growth, activity and equal economic opportunities, the supplemental retirement plans benefiting to executive officers (mandataires sociaux) shall, at the time of the renewal of their office, be subject to achievement of performance conditions by the beneficiary assessed with regards to those of the Company.

On June 1, 2017, the Board of Directors, having renewed Mr. Jean-Georges Malcor’s term of office as Chief Executive Officer, also resolved to subject the supplemental retirement plan benefiting to Mr. Malcor to performance conditions. These conditions are the same as those applicable to his special termination indemnity as described in the ninth resolution.

Pursuant to section L.225-42-1 of the Commerce Code, this supplemental retirement plan, with performance conditions applicable as of the date of the renewal of Mr. Malcor’s term of office as Chief Executive Officer, is a related party agreement to be submitted to this general meeting for ratification in a separate resolution.

Twelfth and thirteenth resolutions

(Approval of the principles and criteria applied in the determination, repartition and allocation of fixed, variable and exception items of the total compensation and benefits of all kinds attributable to the Chairman of the Board of Directors and to the Chief Executive Officer)

The twelfth and thirteenth resolutions are submitted to the shareholders in order to approve the principles and criteria for determination, allocation and distribution of the fixed, variable and exceptional elements of the total compensation and the benefits of all kinds that may be granted to the Chairman of the Board of Directors and the Chief Executive Officer, respectively. In accordance with Article L225-37-2 of the Commerce Code, the report attached to the report referred to in Articles L.225-100 and L.225-102 of the Commerce code details the principles and criteria here above mentioned. This report is reproduced in the “2016 Additional Information” document available on the Company website.

Fourteenth, fifteenth and sixteenth resolutions

Advisory vote on the elements of compensation due or granted for the 2016 financial year to senior executive officers (mandataires sociaux)

In the fourteenth, fifteenth and sixteenth resolutions, we propose an advisory vote to the shareholders on the elements of compensation due or granted for the 2016 financial year to our senior executive officers (mandataires sociaux), i.e.:

•	Mr. Remi Dorval, Chairman of the Board of Directors,

•	Mr. Jean-Georges Malcor, Chief Executive Officer (directeur général), and

•	Messrs. Stéphane-Paul Frydman and Pascal Rouiller, and Ms. Sophie Zurquiyah, Corporate Officers (Directeurs Généraux Délégués) until January 4, 2017.

A detailed description of the senior executive officers’ compensation is provided for in Item 5.2.3. “Compensation” of our report on Form 20-F.

The fourteenth resolution relates to the elements of compensation due or granted for the 2016 financial year to Mr. Remi Dorval, Chairman of the Board of Directors:

Elements of compensation due or granted for the 2016 financial year to Mr. Remi Dorval, Chairman of the Board of Directors submitted to the Shareholders’ approval

Remuneration components due or granted for the fiscal year	Amounts submitted to the vote	Presentation
Fixed remuneration	€109,750	The fixed remuneration of Mr. Dorval for fiscal year 2016 was set at €109,750.

Annual variable remuneration	N/A	Mr. Dorval does not receive any variable remuneration.

Deferred annual variable remuneration	N/A	Mr. Dorval does not receive any deferred annual variable remuneration.

Multi-annual variable remuneration	N/A	Mr. Dorval does not receive any multi-annual variable remuneration.

Exceptional compensation	N/A	Mr. Dorval does not receive any exceptional compensation.

Value of options / performance shares granted during the fiscal year	N/A	Mr. Dorval does not benefit from any stock option or performance share plan.

Directors’ fees	€57,700	The Board of Directors held on March 23, 2016 resolved that Mr. Dorval would benefit from a fixed amount of Directors’ fees, set at €57,200, as Chairman of the Board of Directors.

Value of benefits in kind	€3,360	Mr. Dorval benefits from a company car.

Remuneration components due or granted for the fiscal year that are or were submitted to a vote during a General Meeting as part of the Agreements and Commitments approvals	Amounts submitted to the vote	Presentation
Severance pay	N/A	Mr. Dorval does not benefit from any severance agreement.

Non-compete clause	N/A	Mr. Dorval does not benefit from any non-compete agreement.

General benefits plan	No amount is to be paid for fiscal year 2016	Mr. Dorval benefits from the general benefits plan applicable to all employees.

Supplementary pension plan	N/A	Mr. Dorval does not benefit from any supplementary pension plan.

The fifteenth resolution relates to the elements of compensation due or granted for the 2016 financial year to Mr. Jean-Georges Malcor, Chief Executive Officer:

Elements of compensation due or granted for the 2016 financial year to Mr. Jean-Georges MALCOR, Chief Executive Officer, submitted to the Shareholders’ approval

Remuneration components due or granted for the fiscal year	Amounts submitted to the vote	Presentation
Fixed remuneration	€630,000	The fixed remuneration of Mr. Malcor for 2016 fiscal year was determined by the Board of Directors on March 24, 2016. It has remained unchanged since 2013.

Annual variable remuneration	€384,216

The annual variable remuneration of Mr. MALCOR is based on the achievement of qualitative objectives (accounting for 1/3 of the variable compensation) and quantitative objectives (accounting for 2/3 of the variable compensation). The quantitative criteria are based on the achievement of Group budget objectives set by the Board of Directors. His target amount is set at 100 % of his fixed compensation.

The maximum percentage of the fixed remuneration that the annual variable remuneration can represent is disclosed in “Item 6: Compensation” of our annual report on Form 20-F. For 2016 :

•    The quantitative objectives were related to the Group free cash flow (25% weighting), Group external revenues (25% weighting), Group EBIT (25% weighting) and EBITDAS minus tangible and intangible investments made in the course of the fiscal year (25% weighting);

•    The qualitative objectives (individual objectives) were related to the implementation of the Group transformation plan, the relations with our major customers, the relations with the Board of Directors, the shareholders and the financial community, strategy and development of the Group in the industry and outside the oil and gas industry, human resources and the improvement of the Group HSE performance.

On March 2, 2017, based on the achievement of the hereinabove qualitative and quantitative targets and the final 2016 results, the Board of Directors, upon the Appointment-Remuneration Committee’s proposal, set this variable remuneration at €384,216. This corresponds to an overall achievement rate of 61% of the target amount of his variable remuneration and of his fixed remuneration.

Deferred annual variable remuneration	N/A	Mr. Malcor does not receive any deferred annual variable remuneration.

Multi-annual variable remuneration	Performance units value : €63,000 (IFRS value) The final allocation of the performance units is subject to the achievement of the Group’s objectives.

On June 23, 2016, the Board of Directors of the Company implemented a multi-annual bonus system in the form of performance units, replacing the performance shares plans with a twofold objective:

•    Implement a globally harmonized remuneration mechanism consistent with the growing internalization of our Group,

•    Establish a closer link between the remuneration of the main senior executives and the share price performance and the economic performance of the Group taken as a whole on a mid-term basis (3 years).

The performance units vest upon the expiry of a 3-year period from the allocation date subject to a presence condition in the Group at the time of vesting and achievement of certain performance conditions.

Remuneration components due or granted for the fiscal year	Amounts submitted to the vote	Presentation

These performance conditions are based on the achievement of Group objectives related to the return on capital employed and balance sheet structure along with achievement of the business segments’ financial objectives aligned with the Group strategic orientations over a 3-year period. The number of vested 2016 performance units is based on achievement of the Group objectives up to 60% of the global allocation. The balance is allocated based on the achievement of the business segments’ objectives.

The valuation of each vested 2016 performance unit shall be equal to the average closing price of CGG shares on Euronext over the 5 trading days prior to the vesting date. The vested performance units will be paid half in cash and half in existing CGG shares.

The Board of Directors allocated a maximum envelope of 108,960 performance units to Mr. Malcor under this plan. Final allocation is subject to the achievement of the Group’s objectives.

Exceptional compensation	N/A	Mr. Malcor does not receive any exceptional compensation.

Value of options / performance shares granted during the fiscal year

Stock-options :

€124,000

(IFRS book value)

The vesting of the options is subject to the achievement of the performance conditions and the final value will depend on the final number of vested options and the share price on the day of exercise of the options.

On June 23, 2016, based on the 28th resolution of the shareholders’ meeting held on May 29, 2015, the Board of Directors allocated 882,400 options to Mr. Malcor, i.e. 0.12% of the share capital of the Company on the day of allocation. This amount was adjusted following the reverse share split of the Company’s shares on July 20, 2016.

The Board of Directors decided, in accordance with the provisions of the AFEP-MEDEF code that the rights to the options would be acquired in 3 batches during the first 4 years of the plan dated June 23, 2016 (50% of the options allocated in June 2019, 25% of the options allocated in June 2020 and 25% of the options allocated in June 2021) and that the acquisition of options would be subject to the following performance conditions:

•    The average, over the 60 trading days preceding the date of allocation, of the ratio of the CGG ADS price over the PHLX Oil Service SectorSM (OSXSM) index shall equal at least 2/3 of the same average ratio over the same period of 60 trading days 3 years before the vesting date;

•    The average, over the 60 trading days preceding the date of allocation, of the ratio of the CGG share price over SBF 120 index shall equal at least 2/3 of the same average ratio over the same period of 60 trading days 3 years before the vesting date;

•    Over the vesting period, the market price of the CGG share shall have increased at least by 8% on an annual basis;

•    The Group results in average over a period of 3 years preceding the vesting date shall reach at least 90% of the average EBITDAS annual targets as determined by the Board of Directors.

The other conditions of the plan are disclosed in “Item 6: Share ownership” of our annual report on Form 20-F. Final vesting is subject to the achievement of the performance conditions hereinabove.

	Performance shares	N/A

Directors’ fees	N/A	Mr. Malcor does not receive any Directors’ fees.

Value of benefits in kind	€11,880	Mr. Malcor benefits from a company’s car. This benefit was approved by the Board of Directors on March 24, 2016.

Remuneration components due or granted for the fiscal year that are or were submitted to a vote during a General Meeting as part of the Agreements and Commitments approvals	Amounts submitted to the vote	Presentation
Severance pay	No amount is to be paid for 2016 fiscal year

Mr. Malcor benefits from a contractual termination indemnity only in case of a forced departure relating to a change of control or a change of strategy. Such indemnity shall be equal to the difference between:

(a)    a gross amount of 200% of the gross fixed compensation paid by the Company to Mr. Malcor during the 12-month period preceding his departure date, to which is added the annual average of the variable compensation paid by the Company to Mr. Malcor over the 36-month period preceding his departure date (hereinafter “the Reference Annual Compensation”), and

(b)    any sum to which Mr. Malcor may be entitled as a result of such termination, including any sums to be paid further to the application of his non-competition commitment.

The indemnity global amount shall not exceed 200% of the Reference Annual Compensation. Pursuant to article L.225-42-1 of the Commercial Code, the payment of the special termination indemnity referred to hereinabove shall remain subject to the achievement of the following performance conditions, related to the Company’s performance:

•    The average, calculated over the 60 trading days preceding the departure date, of the ratio of the CGG ADS price over the PHLX Oil Service SectorSM (OSXSM) index shall equal at least 2/3 of the same average ratio over the same 60-day period 4 years before the date on which Mr. Malcor leaves the Group;

•    The average, calculated over the 60 trading days preceding the departure date, of the ratio of the CGG share price over the SBF 120 index shall equal at least 2/3 of the same average ratio over the same 60-day period 4 years before the date on which Mr. Malcor leaves the Group;

•    The average margin rate of the Group EBITDAS over the 4 years preceding the date on which Mr. Malcor leaves the Group shall be at least 25%.

Payment of the full amount of the special termination indemnity is subject to the fulfillment of 2 conditions out of 3. In case only one condition is fulfilled, then Mr. Malcor will be entitled to receive only 50% of the said special termination indemnity.

In accordance with section L. 225-42-1 of the French Commercial Code, this commitment, which was approved by the Board of Directors on May 10, 2012 and ratified by the General Meeting on May 3, 2013, was renewed by the Board of Directors held on June 4, 2014 which also renewed the office of Mr. Malcor as Chief Executive Officer. It was ratified by the General meeting on May 29, 2015.

Remuneration components due or granted for the fiscal year that are or were submitted to a vote during a General Meeting as part of the Agreements and Commitments approvals	Amounts submitted to the vote	Presentation
This agreement was amended by the Board of Directors on January 4, 2017 (see “Item 6: Compensation” of our annual report on Form 20F).

Non-compete clause	No amount is to be paid for 2016 fiscal year

This non-compete agreement applies to any geophysical data acquisition, processing or interpretation services or the provision of equipment or products designed for the acquisition, processing or interpretation of geophysical data. Mr. Malcor has agreed that he will not contribute to projects or activities in the same field as those in which he was involved at CGG for period of 18 months starting on the date on which he leaves the Group.

In consideration for this undertaking, Mr. Malcor will be entitled to receive compensation corresponding to 100% of his annual reference compensation as defined in the protection letters related to payment of the contractual indemnity in case of termination of his office.

On June 30, 2010, the Board of Directors approved, in accordance with procedures applicable to related party agreements and provided for by section L.225-38 et seq. of the French Commercial Code, the signature of a non-compete agreement between the Company and Mr. Malcor. This agreement was ratified by the General Meeting held on May 4, 2011.

General benefits plan	No amount is to be paid for 2016 fiscal year

On June 30, 2010, the Board of Directors approved, in accordance with procedures applicable to related party agreements and provided for by section L.225-38 et seq. of the French Commercial Code, the extension to Mr. Malcor of the benefit of the Group’s general benefits plan applicable to all employees. This agreement was ratified by the General Meeting held on May 4, 2011.

Individual insurance covering loss of employment	No amount is to be paid for 2016 fiscal year

Pursuant to the procedure applicable to related-parties agreement set forth by section L. 225-38 and seq. of the French Commercial Code, the Board of Directors authorized, on June 30, 2010, the Company to subscribe with GSC Gan, as from July 1, 2010, an individual insurance policy covering loss of employment, in favor of Mr. Malcor. This agreement was ratified by the General Meeting held on May 4, 2011.

The annual subscription fee payable by the Company amounts to €10,571.13 for 2016. This insurance provides for the payment of a maximum of 13.4 % of his 2016 target compensation (corresponding to €169,910), for a duration of 12 months.

Remuneration components due or granted for the fiscal year that are or were submitted to a vote during a General Meeting as part of the Agreements and Commitments approvals	Amounts submitted to the vote	Presentation
Supplementary pension plan	No amount is to be paid for 2016 fiscal year

Mr. Malcor benefits from the supplemental retirement plan for the members of the Executive Committee of the Group (as composed prior to February 1, 2013) and the Management Board of Sercel Holding (as composed prior to April 19, 2012).

It is an additive defined benefit plan with a cap. Accruals are acquired per year of service, with a double limit:

•    Potential rights are applied in addition to the mandatory basic and supplementary pension schemes but cannot, however, procure in aggregate for all schemes, a replacement rate exceeding 50%;

•    Potential rights are calculated on the basis of seniority with an upper limit of 20 years. They are accrued up to:

•    1.5% of the remuneration used as reference, per seniority year within the company and up to 20 years, for the portion of remuneration below 20 times the Social security upper limit;

•    1% of the remuneration used as reference, per seniority year within the company and up to 20 years, for the portion of remuneration above 20 times the Social security upper limit;

Further, to participate in the plan, the Beneficiaries must comply with the main following cumulative conditions:

•    have liquidated their social security pension and all possible other rights to pensions,

•    have at least five years of service as member of the Executive Committee of the Group (as composed prior to February 1, 2013) or of the Management Board of Sercel Holding (as composed prior to April 19, 2012) and until they were 55 years of age, and

•    end their professional career when leaving the Company.

The conditions relating to the age and length of service are assessed taking into account the service continuity within the new governance bodies of the Group. This plan was closed to new comers on July 1, 2014.

As of December 31, 2016, the Company’s commitment under the supplemental retirement plan corresponds for Mr. Malcor, to an annual pension equal to 17%, of his annual 2016 target compensation.

The aggregate present benefit value of this supplemental plan as of December 31, 2016 was €12,295,566 of which €833,983 has been recorded as an expense for fiscal year 2016.

Of such present benefit value, the portions relating to Mr. Malcor are €3,004,684 and €352,812 respectively.

Pursuant to the procedure applicable to related-parties agreement set forth by section L. 225-38 and seq. of the French Commercial Code, the Board of Directors authorized, on June 30, 2010, the extension of this supplemental retirement plan to Mr. Malcor.

This agreement was ratified by the General Meeting held on May 4, 2011.

The sixteenth resolution relates to the elements of compensation due or granted for the 2016 financial year to Messrs. Stéphane-Paul Frydman and Pascal Rouiller, and Ms. Sophie Zurquiyah, Corporate Officers (Directeurs généraux délégués) until January 4, 2017:

Mr. Stéphane-Paul Frydman:

Elements of compensation due or granted for the 2016 financial year to Mr. Stéphane-Paul Frydman, Corporate Officer until January 4, 2017, submitted to the Shareholders’ approval

Remuneration components due or granted for the fiscal year	Amounts submitted to the vote	Presentation
Fixed remuneration	€426,080

The fixed remuneration of Mr. Frydman for 2016 fiscal year was determined by the Board of Directors on March 24, 2016. Its components are as follows :

•    €346,080 paid under his employment agreement (unchanged compared to 2015);

•    €80,000 paid for his corporate office (mandat social) (unchanged compared to 2015).

Profit sharing		N/A

Annual variable remuneration	€194,892

The annual variable remuneration of Mr. Frydman is based on the achievement of qualitative objectives (accounting for 1/3 of the variable compensation) and quantitative objectives (accounting for 2/3 of the variable compensation). The quantitative criteria are based on the achievement of Group budget objectives set by the Board of Directors. His target amount is set at 75 % of his fixed compensation.

The maximum percentage of the fixed remuneration that the annual variable remuneration can represent is disclosed in “Item 6: Compensation” of our annual report on Form 20F.

For 2016:

•    The quantitative objectives were related to the Group free cash flow (25% weighting), Group external revenues (25% weighting), Group EBIT (25% weighting) and EBITDAS minus tangible and intangible investments made in the course of the fiscal year (25% weighting);

•    The qualitative objectives (individual objectives) were related to Group governance, internal control, management of our financial resources, relations with investors and the financial market as a whole, strategy and management of our capital employed and human resources.

On March 2, 2017, based on the achievement of the hereinabove qualitative and quantitative targets and the final 2016 results, the Board of Directors, upon the Appointment-Remuneration Committee’s proposal, set this variable remuneration at €194,892. This corresponds to an overall achievement rate of 61% of the target amount of his variable remuneration and 46% of his fixed remuneration.

Deferred annual variable remuneration	N/A	Mr. Frydman does not receive any deferred annual variable remuneration.

Exceptional compensation	N/A	Mr. Frydman does not receive any exceptional compensation.

Remuneration components due or granted for the fiscal year	Amounts submitted to the vote	Presentation
Value of options / performance shares granted during the fiscal year

Stock-options :

€62,500

(IFRS book value)

The vesting of the options is subject to the achievement of the performance conditions and the final value will depend on the final number of vested options and the share price on the day of exercise of the options.

On June 23, 2016, based on the 28th resolution of the General Meeting held on May 29, 2015, the Board of Directors allocated 444,000 options to Mr. Frydman, i.e. 0.06% of the share capital of the Company on the day of allocation. This amount was adjusted following the reverse share split of the Company’s shares on July 20, 2016.

The Board of Directors decided, in accordance with the provisions of the AFEP-MEDEF code that the rights to the options would be acquired in 3 batches during the first 4 years of the plan dated June 23, 2016 (50% of the options allocated in June 2019, 25% of the options allocated in June 2020 and 25% of the options allocated in June 2021) and that the acquisition of options would be subject to the following performance conditions:

•    The average, over the 60 trading days preceding the date of allocation, of the ratio of the CGG ADS price over the PHLX Oil Service SectorSM (OSXSM) index shall equal at least 2/3 of the same average ratio over the same period of 60 trading days 3 years before the vesting date;

•    The average, over the 60 trading days preceding the date of allocation, of the ratio of the CGG share price over SBF 120 index shall equal at least 2/3 of the same average ratio over the same period of 60 trading days 3 years before the vesting date;

•    Over the vesting period, the market price of the CGG share shall have increased at least by 8% on an annual basis;

•    The Group results in average over a period of 3 years preceding the vesting date shall reach at least 90% of the average EBITDAS annual targets as determined by the Board of Directors.

The other conditions of the plan are disclosed “Item 6: Share Ownership” of our annual report on Form 20F. Final vesting is subject to the achievement of the performance conditions hereinabove.

	Performance shares	N/A

Directors’ fees	N/A	Mr. Frydman does not receive any Directors’ fees.

Value of benefits in kind	€4,800	Mr. Frydman benefits from a company car. This benefit was approved on March 24, 2016.

Remuneration components due or granted for the fiscal year that are or were submitted to a vote during a General Meeting as part of the Agreements and Commitments approvals	Amounts submitted to the vote	Presentation
Multi-annual variable remuneration	Performance units value : €29,000 (IFRS value) The final allocation of the performance units is subject to the achievement of the Group’s objectives.

On June 23, 2016, the Board of Directors of the Company implemented a multi-annual bonus system in the form of performance units, replacing the performance shares plans with a twofold objective:

•    Implement a globally harmonized remuneration mechanism consistent with the growing internalization of our Group,

•    Establish a closer link between the remuneration of the main senior executives and the share price performance and the economic performance of the Group taken as a whole on a mid-term basis (3 years).

The performance units vest upon the expiry of a 3-year period from the allocation date subject to a presence condition in the Group at the time of vesting and achievement of certain performance conditions. These performance conditions are based on the achievement of Group objectives related to the return on capital employed and balance sheet structure along with achievement of the business segments’ financial objectives aligned with the Group strategic orientations over a 3-year period.

The number of vested 2016 performance units is based on achievement of the Group objectives up to 60% of the global allocation. The balance is allocated based on the achievement of the business segments’ objectives.

The valuation of each vested 2016 performance unit shall be equal to the average closing price of CGG shares on Euronext over the 5 trading days prior to the vesting date. The vested performance units will be paid half in cash and half in existing CGG shares.

The Board of Directors allocated a maximum envelope of 49,600 performance units to Mr. Frydman under this plan. Final allocation is subject to the achievement of the Group’s objectives.

In accordance with section L.225-38 of the of the French Commercial Code, this commitment was approved by the Board of Directors on June 23, 2016 and will be submitted to the General Meeting to be convened to approve the 2016 financial statements.

Remuneration components due or granted for the fiscal year that are or were submitted to a vote during a General Meeting as part of the Agreements and Commitments approvals	Amounts submitted to the vote	Presentation
Severance pay	No amount is to be paid for 2016 fiscal year

Mr. Frydman benefits from a contractual termination indemnity only in case of a forced departure relating to a change of control or a change of strategy. Such indemnity shall be equal to the difference between:

(a)    a gross amount of 200% of the gross fixed compensation paid by the Company to Mr. Frydman during the 12-month period preceding his departure date, to which is added the annual average of the variable compensation paid by the Company to Mr. Frydman over the 36-month period preceding his departure date, (hereinafter “the Reference Annual Compensation”), and

(b)    any sum to which Mr. Frydman may be entitled as a result of such termination, including any sums to be paid further to the application of his non-competition commitment.

The indemnity global amount shall not exceed 200% of the Reference Annual Compensation. Pursuant to article L.225-42-1 of the Commercial Code, the payment of the special termination indemnity referred to hereinabove shall remain subject to the achievement of the following performance conditions, related to the Company’s performance:

•    The average, calculated over the 60 trading days preceding the departure date, of the ratio of the CGG ADS price over the PHLX Oil Service SectorSM (OSXSM) index shall equal at least 2/3 of the same average ratio over the same 60-day period 4 years before the date on which Mr. Frydman leaves the Group;

•    The average, calculated over the 60 trading days preceding the departure date, of the ratio of the CGG share price over the SBF 120 index shall equal at least 2/3 of the same average ratio over the same 60-day period 4 years before the date on which Mr. Frydman leaves the Group;

•    The average margin rate of the Group EBITDAS over the 4 years preceding the date on which Mr. Frydman leaves the Group shall be at least 25%.

Payment of the full amount of the special termination indemnity is subject to the fulfillment of 2 conditions out of 3. In case only one condition is fulfilled, then Mr. Frydman will be entitled to receive only 50% of the said special termination indemnity.

In accordance with section L. 225-42-1 of the French Commercial Code, this commitment, which was approved by the Board of Directors on February 29, 2012 and ratified by the General Meeting on May 10, 2012, was renewed by the Board of Directors held on February 25, 2015 which also renewed the office of Mr. Frydman as Corporate Officer. The renewal of severance pay commitment was ratified by the General Meeting held on May 29, 2015.

Non-compete clause	No amount is to be paid for 2016 fiscal year

This non-compete agreement applies to any geophysical data acquisition, processing or interpretation services or the provision of equipment or products designed for the acquisition, processing or interpretation of geophysical data. Mr. Frydman has agreed that he will not contribute to projects or activities in the same field as those in which he was involved at CGG for period of 18 months starting on the date on which he leaves the Group.

Remuneration components due or granted for the fiscal year that are or were submitted to a vote during a General Meeting as part of the Agreements and Commitments approvals	Amounts submitted to the vote	Presentation

In consideration for this undertaking, Mr. Frydman will be entitled to receive compensation corresponding to 100% of his annual reference compensation as defined in the protection letters related to payment of the contractual indemnity in case of termination of his office.

On February 29, 2012, the Board of Directors approved, in accordance with procedures applicable to related party agreements and provided for by section L.225-38 et seq. of the French Commercial Code, the signature of a non-compete agreement between the Company and Mr. Frydman. This agreement was ratified by the General Meeting held on May 10, 2012.

General benefits plan	No amount is to be paid for 2016 fiscal year

On February 29, 2012, the Board of Directors approved, in accordance with procedures applicable to related party agreements and provided for by section L.225-38 et seq. of the French Commercial Code, the extension to Mr. Frydman of the benefit of the Group’s general benefits plan applicable to all employees. This agreement was ratified by the General Meeting held on May 10, 2012.

Remuneration components due or granted for the fiscal year that are or were submitted to a vote during a General Meeting as part of the Agreements and Commitments approvals	Amounts submitted to the vote	Presentation
Supplementary pension plan	No amount is to be paid for 2016 fiscal year

Mr. Frydman benefits from the supplemental retirement plan for the members of the Executive Committee of the Group (as composed prior to February 1, 2013) and the Management Board of Sercel Holding (as composed prior to April 19, 2012). It is an additive defined benefit plan with a cap. Accruals are acquired per year of service, with a double limit:

•    Potential rights are applied in addition to the mandatory basic and supplementary pension schemes but cannot, however, procure in aggregate for all schemes, a replacement rate exceeding 50%;

•    Potential rights are calculated on the basis of seniority with an upper limit of 20 years. They are accrued up to:

•    1.5% of the remuneration used as reference, per seniority year within the company and up to 20 years, for the portion of remuneration below 20 times the French Social security upper limit;

•    1% of the remuneration used as reference, per seniority year within the company and up to 20 years, for the portion of remuneration above 20 times the French Social security upper limit;

Further, to participate in the plan, the Beneficiaries must comply with the main following cumulative conditions:

•    have liquidated their social security pension and all possible other rights to pensions,

•    have at least five years of service as member of the Executive Committee of the Group (as composed prior to February 1, 2013) or of the Management Board of Sercel Holding (as composed prior to April 19, 2012) and until they were 55 years of age, and

•    end their professional career when leaving the Company.

The conditions relating to the age and length of service are assessed taking into account the service continuity within the new governance bodies of the Group. This plan was closed to new comers on July 1, 2014.

As of December 31, 2016, the Company’s commitment under the supplemental retirement plan corresponds for Mr. Frydman to an annual pension equal to 30% of his annual 2016 target compensation.

The aggregate present benefit value of this supplemental plan as of December 31, 2016 was €12,295,566 of which €833,983 has been recorded as an expense for fiscal year 2016.

Of such present benefit value, the portions relating to Mr. Frydman are €2,081,369 and €169,189 respectively.

Pursuant to the procedure applicable to related-parties agreement set forth by section L. 225-38 and seq. of the French Commercial Code, the Board of Directors authorized, on February 29, 2012 the extension of this supplemental retirement plan to Mr. Frydman. This agreement was ratified by the General Meeting held on May 10, 2012.

Mr. Pascal Rouiller:

Elements of compensation due or granted for the 2016 financial year to Mr. Pascal Rouiller, Corporate Officer until January 4, 2017, submitted to the Shareholders’ approval

Remuneration components due or granted for the fiscal year	Amounts submitted to the vote	Presentation
Fixed remuneration	€426,080

The fixed remuneration of Mr. Rouiller for 2016 fiscal year was determined by the Board of Directors on March 24, 2016. Its components are as follows :

•    €346,080 paid under his employment agreement, including €12,000 for his corporate office in Sercel SAS (unchanged compared to 2015);

•    €80,000 paid for his corporate office (mandat social) (unchanged compared to 2015).

Profit sharing		N/A

Annual variable remuneration	€194,892

The annual variable remuneration of Mr. Rouiller is based on the achievement of qualitative objectives (accounting for 1/3 of the variable compensation) and quantitative objectives (accounting for 2/3 of the variable compensation). The quantitative criteria are based on the achievement of Group budget objectives set by the Board of Directors. His target amount is set at 75 % of his fixed compensation.

The maximum percentage of the fixed remuneration that the annual variable remuneration can represent is disclosed in “Item 6: Compensation” of our annual report on Form 20F.

For 2016:

•    The quantitative objectives were related the Group free cash flow (25% weighting), Group external revenues (25% weighting), Group EBITA minus tangible and intangible investments made during the fiscal year (25% weighting), Group EBIT (25% weighting)

•    The qualitative objectives (individual objectives) were related to the execution of the Group transformation plan, the relations with the customers, the Board of Directors, shareholders and investors, strategy and future development of the Group, human resources and HSE performance.

On March 2, 2017, based on the achievement of the hereinabove qualitative and quantitative targets and the final 2016 results, the Board of Directors, upon the Appointment-Remuneration Committee’s proposal, set this variable remuneration at €194,892. This corresponds to an overall achievement rate of 61% of the target amount of his variable remuneration and 46% of his fixed remuneration.

Deferred annual variable remuneration	N/A	Mr. Rouiller does not receive any deferred annual variable remuneration.

Exceptional compensation	N/A	Mr. Rouiller does not receive any exceptional compensation.

Remuneration components due or granted for the fiscal year	Amounts submitted to the vote	Presentation
Value of options / performance shares granted during the fiscal year

Stock-options :

€62,500

(IFRS book value)

The vesting of the options is subject to the achievement of the performance conditions and the final value will depend on the final number of vested options and the share price on the day of exercise of the options.

On June 23, 2016, based on the 28th resolution of the shareholders’ meeting held on May 29, 2015, the Board of Directors allocated 444,000 options to Mr. Rouiller, i.e. 0.06% of the share capital of the Company on the day of allocation. This amount was adjusted following the reverse split on the Company’s shares on July 20, 2016.

The Board of Directors decided, in accordance with the provisions of the AFEP-MEDEF code that the rights to the options would be acquired in 3 batches during the first 4 years of the plan dated June 23, 2016 (50% of the options allocated in June 2019, 25% of the options allocated in June 2020 and 25% of the options allocated in June 2021) and that the acquisition of options would be subject to the following performance conditions:

•    The average, over the 60 trading days preceding the date of allocation, of the ratio of the CGG ADS price over the PHLX Oil Service SectorSM (OSXSM) index shall equal at least 2/3 of the same average ratio over the same period of 60 trading days 3 years before the vesting date;

•    The average, over the 60 trading days preceding the date of allocation, of the ratio of the CGG share price over SBF 120 index shall equal at least 2/3 of the same average ratio over the same period of 60 trading days 3 years before the vesting date;

•    Over the vesting period, the market price of the CGG share shall have increased at least by 8% on an annual basis;

•    The Group results in average over a period of three years preceding the vesting date shall reach at least 90% of the average EBITDAS annual targets as determined by the Board of Directors.

The other conditions of the plan are disclosed in “Item 6: Share Ownership” of our annual report on Form 20F. Final vesting is subject to the achievement of the performance conditions hereinabove.

	Performance shares	N/A

Directors’ fees	N/A	Mr. Rouiller does not receive any Directors’ fees.

Value of benefits in kind	€5,280	Mr. Rouiller benefits from a company car. This benefit was approved on March 24, 2016.

Remuneration components due or granted for the fiscal year that are or were submitted to a vote during a General Meeting as part of the Agreements and Commitments approvals	Amounts submitted to the vote	Presentation
Multi-annual variable remuneration	Performance units value : € 29,000 (IFRS value) The final allocation of the performance units is subject to the achievement of the Group’s objectives.

On June 23, 2016, the Board of Directors of the Company implemented a multi-annual bonus system in the form of performance units, replacing the performance shares plans with a twofold objective:

•    Implement a globally harmonized remuneration mechanism consistent with the growing internalization of our Group,

•    Establish a closer link between the remuneration of the main senior executives and the share price performance and the economic performance of the Group taken as a whole on a mid-term basis (3 years).

The performance units vest upon the expiry of a 3-year period from the allocation date subject to a presence condition in the Group at the time of vesting and achievement of certain performance conditions. These performance conditions are based on the achievement of Group objectives related to the return on capital employed and balance sheet structure along with achievement of the business segments’ financial objectives aligned with the Group strategic orientations over a 3-year period.

The number of vested 2016 performance units is based on achievement of the Group objectives up to 60% of the global allocation. The balance is allocated based on the achievement of the business segments’ objectives.

The valuation of each vested 2016 performance unit shall be equal to the average closing price of CGG shares on Euronext over the 5 trading days prior to the vesting date. The vested performance units will be paid half in cash and half in existing CGG shares.

The Board of Directors allocated a maximum envelope of 49,600 performance units to Mr. Rouiller under this plan. Final allocation is subject to the achievement of the Group’s objectives.

In accordance with section L.225-38 of the of the French Commercial Code, this commitment was approved by the Board of Directors on June 23, 2016 and will be submitted to the General Meeting to be convened to approve the 2016 financial statements.

Severance pay	No amount is to be paid for 2016 fiscal year

Mr. Rouiller benefits from a contractual termination indemnity only in case of a forced departure relating to a change of control or a change of strategy. Such indemnity shall be equal to the difference between:

(a)    a gross amount of 200% of the gross fixed compensation paid by the Company to Mr. Rouiller during the 12-month period preceding his departure date, to which is added the annual average of the variable compensation paid by the Company to Mr. Rouiller over the 36-month period preceding his departure date, (hereinafter “the Reference Annual Compensation”), and

(b)    any sum to which Mr. Rouiller may be entitled as a result of such termination, including any sums to be paid further to the application of his non-competition commitment.

The indemnity global amount shall not exceed 200% of the Reference Annual Compensation.

Remuneration components due or granted for the fiscal year that are or were submitted to a vote during a General Meeting as part of the Agreements and Commitments approvals	Amounts submitted to the vote	Presentation

Pursuant to article L.225-42-1 of the Commercial Code, the payment of the special termination indemnity referred to hereinabove shall remain subject to the achievement of the following performance conditions, related to the Company’s performance:

•    The average, calculated over the 60 trading days preceding the departure date, of the ratio of the CGG ADS price over the PHLX Oil Service SectorSM (OSXSM) index shall equal at least 2/3 of the same average ratio over the same 60-day period 4 years before the date on which Mr. Rouiller leaves the Group;

•    The average, calculated over the 60 trading days preceding the departure date, of the ratio of the CGG share price over the SBF 120 index shall equal at least 2/3 of the same average ratio over the same 60-day period 4 years before the date on which Mr. Rouiller leaves the Group;

•    The average margin rate of the Group EBITDAS over the 4 years preceding the date on which Mr. Rouiller leaves the Group shall be at least 25%.

Payment of the full amount of the special termination indemnity is subject to the fulfillment of 2 conditions out of 3. In case only one condition is fulfilled, then Mr. Rouiller will be entitled to receive only 50% of the said special termination indemnity.

In accordance with section L. 225-42-1 of the French Commercial Code, this commitment, which was approved by the Board of Directors on February 29, 2012 and ratified by the General meeting on May 10, 2012, was renewed by the Board of Directors held on February 25, 2015 which also renewed the office of Mr. Rouiller as Corporate Officer and was ratified by the General Meeting held on May 29, 2015.

Non-compete clause	No amount is to be paid for 2016 fiscal year

This non-compete agreement applies to any geophysical data acquisition, processing or interpretation services or the provision of equipment or products designed for the acquisition, processing or interpretation of geophysical data. Mr. Rouiller has agreed that he will not contribute to projects or activities in the same field as those in which he was involved at CGG for period of 18 months starting on the date on which he leaves the Group.

In consideration for this undertaking, Mr. Rouiller will be entitled to receive compensation corresponding to 100% of his annual reference compensation as defined in the protection letters related to payment of the contractual indemnity in case of termination of his office.

On February 29, 2012, the Board of Directors approved, in accordance with procedures applicable to related party agreements and provided for by section L.225-38 et seq. of the French Commercial Code, the signature of a non-compete agreement between the Company and Mr. Rouiller. This agreement was ratified by the General Meeting held on May 10, 2012.

Remuneration components due or granted for the fiscal year that are or were submitted to a vote during a General Meeting as part of the Agreements and Commitments approvals	Amounts submitted to the vote	Presentation
General benefits plan	No amount is to be paid for 2016 fiscal year

On February 29, 2012, the Board of Directors approved, in accordance with procedures applicable to related party agreements and provided for by section L.225-38 et seq. of the French Commercial Code, the extension to Mr. Rouiller of the benefit of the Group’s general benefits plan applicable to all employees. This agreement was ratified by the General Meeting held on May 10, 2012.

Remuneration components due or granted for the fiscal year that are or were submitted to a vote during a General Meeting as part of the Agreements and Commitments approvals	Amounts submitted to the vote	Presentation
Supplementary pension plan	No amount is to be paid for 2016 fiscal year

Mr. Rouiller benefits from the supplemental retirement plan for the members of the Executive Committee of the Group (as composed prior to February 1, 2013) and the Management Board of Sercel Holding (as composed prior to April 19, 2012).

It is an additive defined benefit plan with a cap. Accruals are acquired per year of service, with a double limit:

•    Potential rights are applied in addition to the mandatory basic and supplementary pension schemes but cannot, however, procure in aggregate for all schemes, a replacement rate exceeding 50%;

•    Potential rights are calculated on the basis of seniority with an upper limit of 20 years. They are accrued up to:

•    1.5% of the remuneration used as reference, per seniority year within the company and up to 20 years, for the portion of remuneration below 20 times the French Social security upper limit;

•    1% of the remuneration used as reference, per seniority year within the company and up to 20 years, for the portion of remuneration above 20 times the French Social security upper limit.

Further, to participate in the plan, the Beneficiaries must comply with the main following cumulative conditions:

•    have liquidated their social security pension and all possible other rights to pensions,

•    have at least five years of service as member of the Executive Committee of the Group (as composed prior to February 1, 2013) or of the Management Board of Sercel Holding (as composed prior to April 19, 2012) and until they were 55 years of age, and

•    end their professional career when leaving the Company.

The conditions relating to the age and length of service are assessed taking into account the service continuity within the new governance bodies of the Group. This plan was closed to new comers on July 1, 2014.

As of December 31, 2016, the Company’s commitment under the supplemental retirement plan corresponds for Mr. Rouiller to an annual pension equal to 26 % of his annual 2016 target compensation.

The aggregate present benefit value of this supplemental plan as of December 31, 2016 was €12,295,566 of which €833,983 has been recorded as an expense for fiscal year 2016.

Pursuant to the procedure applicable to related-parties agreement set forth by section L. 225-38 and seq. of the French Commercial Code, the Board of Directors authorized, on February 29, 2012 the extension of this supplemental retirement plan to Mr. Rouiller. This agreement was ratified by the General Meeting held on May 10, 2012.

Ms. Sophie Zurquiyah:

Elements of compensation due or granted for the 2016 financial year to Ms. Sophie Zurquiyah, Corporate Officer until January 4, 2017, submitted to the Shareholders’ approval

Remuneration components due or granted for the fiscal year	Amounts submitted to the vote	Presentation
Fixed remuneration	€532,000

The fixed remuneration of Ms. Zurquiyah for 2016 fiscal year is composed as follows :

•       €452,200 paid under her employment agreement[1];

•       €80,000 paid for her corporate office (mandat social) in CGG SA2;

Profit sharing	N/A	Ms. Zurquiyah does not benefit from any profit sharing agreement.

Annual variable remuneration	€242,164[3]

The annual variable remuneration of Mrs. Zurquiyah is based on the achievement of qualitative objectives (accounting for 1/3 of the variable compensation) and quantitative objectives (accounting for 2/3 of the variable compensation). The quantitative criteria are based on the achievement of Group budget objectives set by the Board of Directors. Her target amount is set at 75% of her fixed compensation.

The maximum percentage of the fixed remuneration that the annual variable remuneration can represent is disclosed in “Item 6: Compensation” of our annual report on Form 20-F.

For 2016:

•       The quantitative objectives were related to the Group free cash flow (25% weighting), EBITDAS minus tangible and intangible investments made in the course of the fiscal year (25% weighting), Group external revenues (25% weighting) and Group operating income (25% weighting).

•       The qualitative objectives (individual objectives) were related to the operational, financial, quality and HSE performance of the GGR business lines, the execution of the Group transformation plan, the strategic development of GGR, the proper operation of the technology and shared support functions of CGG, and human resources.

On March 2, 2017, based on the achievement of the hereinabove qualitative and quantitative targets and the final 2016 results, the Board of Directors, upon the Appointment-Remuneration Committee’s proposal, set this variable remuneration at €242,164. This corresponds to an overall achievement rate of 61% of the target amount of her variable remuneration and 45.5 % of her fixed remuneration.

[1]

The fixed compensation of Ms. Zurquiyah pursuant to her employment agreement is paid in U.S. dollars by CGG Services (U.S.) Inc., a fully owned subsidiary of CGG SA. The above information is presented in euros, based on an average US$/€ exchange rate of 0.9044 over the fiscal year 2016.

[2]	The fixed compensation of Ms. Zurquiyah pursuant to her corporate office was determined by the Board of Directors on July 30, 2015. This compensation is paid in euros by CGG SA.
[3]

The annual variable compensation paid to Ms. Zurquiyah for 2016 is paid in US dollars. The above information is presented in euros, based on an average US$/€ exchange rate of 0.9044 over the fiscal year 2016.

Remuneration components due or granted for the fiscal year	Amounts submitted to the vote	Presentation
Deferred annual variable remuneration	N/A	Ms. Zurquiyah does not receive any deferred annual variable remuneration.

Exceptional compensation	N/A	Ms. Zurquiyah does not receive any exceptional compensation.

Value of options / performance shares granted during the fiscal year

Stock-options:

€62,500

(IFRS book value)

The vesting of the options is subject to the achievement of the performance conditions and the final value will depend on the final number of vested options and the share price on the day of exercise of the options.

On June 23, 2016, based on the 28th resolution of the General Meeting held on May 29, 2015, the Board of Directors allocated 444,000 options to Ms. Zurquiyah, i.e. 0.06% of the share capital of the Company on the date of allocation. This amount was adjusted following the reverse split on the Company’s shares on July 20, 2016.

The Board of Directors decided, in accordance with the provisions of the AFEP-MEDEF code that the rights to the options would be acquired in 3 batches during the first 4 years of the plan dated June 23, 2016 (50% of the options allocated in June 2019, 25% of the options allocated in June 2020 and 25% of the options allocated in June 2021) and that the acquisition of options would be subject to the following performance conditions:

•       The average, over the 60 trading days preceding the date of allocation, of the ratio of the CGG ADS price over the PHLX Oil Service SectorSM (OSXSM) index shall equal at least 2/3 of the same average ratio over the same period of 60 trading days 3 years before the vesting date; same period of 60 trading days 3 years before the vesting date;

•       The average, over the 60 trading days preceding the date of allocation, of the ratio of the CGG share price over SBF 120 index shall equal at least 2/3 of the same average ratio over the

•       Over the vesting period, the market price of the CGG share shall have increased at least by 8% on an annual basis;

•       The Group results in average over a period of 3 years preceding the vesting date shall reach at least 90% of the average EBITDAS annual targets as determined by the Board of Directors.

The other conditions of the plan are disclosed “Item 6: Share Ownership” of our annual report on Form 20F. Final vesting is subject to the achievement of the performance conditions hereinabove.

Remuneration components due or granted for the fiscal year	Amounts submitted to the vote	Presentation
	Performance shares	N/A

Directors’ fees	N/A	Ms. Zurquiyah does not receive any Directors’ fees.

Value of benefits in kind	N/A	Ms. Zurquiyah does not benefit from benefits in kind.

Remuneration components due or granted for the fiscal year that are or were submitted to a vote during a General Meeting as part of the Agreements and Commitments approvals	Amounts submitted to the vote	Presentation
Multi-annual variable remuneration	Performance units value: €29,000 (IFRS value) The final allocation of the performance units is subject to the achievement of the Group’s objectives.

On June 23, 2016, the Board of Directors of the Company implemented a multi-annual bonus system in the form of performance units, replacing the performance shares plans with a twofold objective:

•       Implement a globally harmonized remuneration mechanism consistent with the growing internalization of our Group,

•       Establish a closer link between the remuneration of the main senior executives and the share price performance and the economic performance of the Group taken as a whole on a mid-term basis (3 years).

The performance units vest upon the expiry of a 3-year period from the allocation date subject to a presence condition in the Group at the time of vesting and achievement of certain performance conditions. These performance conditions are based on the achievement of Group objectives related to the return on capital employed and balance sheet structure along with achievement of the business segments’ financial objectives aligned with the Group strategic orientations over a 3-year period.

The number of vested 2016 performance units is based on achievement of the Group objectives up to 60% of the global allocation. The balance is allocated based on the achievement of the business segments’ objectives.

The valuation of each vested 2016 performance unit shall be equal to the average closing price of CGG shares on Euronext over the 5 trading days prior to the vesting date. The vested performance units will be paid half in cash and half in existing CGG shares.

The Board of Directors allocated a maximum envelope of 49,600 performance units to Ms. Zurquiyah under this plan. Final allocation is subject to the achievement of the Group’s objectives.

Remuneration components due or granted for the fiscal year that are or were submitted to a vote during a General Meeting as part of the Agreements and Commitments approvals	Amounts submitted to the vote	Presentation
Severance pay	No amount is to be paid for 2016 fiscal year

Ms. Zurquiyah benefits from a contractual termination indemnity only in case of a forced departure relating to a change of control or a change of strategy. Such indemnity shall be equal to the difference between:

(a)    a gross amount of 200% of the gross fixed compensation paid by the Company and/or any of its affiliates to Ms. Zurquiyah during the 12-month period preceding her departure date, to which is added the annual average of the variable compensation paid by the Company to Ms. Zurquiyah over the 36-month period preceding her departure date, (hereinafter “the Reference Annual Compensation”), and

(b)    any sum to which Ms. Zurquiyah may be entitled as a result of such termination, including any sums to be paid further to the application of her non-competition commitment.

The indemnity global amount shall not exceed 200% of the Reference Annual Compensation. Pursuant to article L.225-42-1 of the Commercial Code, the payment of the special termination indemnity referred to hereinabove shall remain subject to the achievement of the following performance conditions, related to the Company’s performance:

•       The average, calculated over the 60 trading days preceding the departure date, of the ratio of the CGG ADS price over the PHLX Oil Service SectorSM (OSXSM) index shall equal at least 2/3 of the same average ratio over the same 60-day period 4 years before the date on which Ms. Zurquiyah leaves the Group;

•       The average, calculated over the 60 trading days preceding the departure date, of the ratio of the CGG share price over the SBF 120 index shall equal at least 2/3 of the same average ratio over the same 60-day period 4 years before the date on which Ms. Zurquiyah leaves the Group;

•       The average margin rate of the Group EBITDAS over the 4 years preceding the date on which Ms. Zurquiyah leaves the Group shall be at least 25%.

Payment of the full amount of the special termination indemnity is subject to the fulfillment of 2 conditions out of 3. In case only one condition is fulfilled, then Ms. Zurquiyah will be entitled to receive only 50% of the said special termination indemnity.

In accordance with section L. 225-42-1 of the French Commercial Code, this commitment, which was approved by the Board of Directors on July 30, 2015 and was ratified by the General Meeting on May 27, 2016 (10th resolution).

Remuneration components due or granted for the fiscal year that are or were submitted to a vote during a General Meeting as part of the Agreements and Commitments approvals	Amounts submitted to the vote	Presentation
Non-compete clause	No amount is to be paid for 2016 fiscal year

Ms. Zurquiyah benefits from a non-compete agreement applicable to any geophysical data acquisition, processing or interpretation services or the provision of equipment or products designed for the acquisition, processing or interpretation of geophysical data. Ms. Zurquiyah has agreed that she will not contribute to projects or activities in the same field as those in which she was involved at CGG for a period of 18 months starting on the date on which she leaves the Group.

In consideration for this undertaking, Ms. Zurquiyah will be entitled to receive compensation corresponding to 100% of her annual Reference compensation as defined in the protection letters related to payment of the contractual indemnity in case of termination of her office.

Ms. Zurquiyah benefits from this non-compete provision in the framework of her employment contract with CGG Services (U.S.) Inc. dated February 4, 2013.

General benefits plan	No amount is to be paid for fiscal year 2016	Ms. Zurquiyah automatically benefits from the general benefits plan applicable to all employees of the Company since she receives a remuneration from the Company as Corporate Officer.

Supplementary pension plan	N/A

Ms. Zurquiyah does not benefit from the supplementary pension plan that was implemented on December 8, 2004 and which is closed to new comers since July 1, 2014.

Pursuant to her US employment agreement, she benefits from a US supplemental retirement defined contribution plan (401k).

3.2.	Resolutions falling under the authority of the extraordinary general meeting

Seventeenth resolution

(Early termination of the delegations of authority to the Board of Directors by the combined general meeting dated May 27, 2016 pursuant to its fourteenth and fifteenth resolutions)

We remind you that the combined general meeting dated May 27, 2016 has decided, among other things, per its fourteenth and fifteenth resolutions, to delegate its authority to the Board of Directors for a period of twenty-six months, in order to, respectively, (i) carry out a share capital increase by way of issuance of securities as part of a public offer, with removal of the shareholders’ preferential subscription right relating to those securities, and (ii) carry out a share capital increase by way of issuance of securities giving access to the share capital exclusively through the procedure set forth in article L. 411-2, II of the French Monetary and Financial Code, with removal of the shareholders’ preferential subscription right relating to those securities.

Separately, the aggregate share capital increase that would be decided pursuant to the foregoing authorizations has been limited to 1,800,000 euros corresponding to approximately 10% of the share capital as of the date hereof.

Considering the Company’s restructuring plan contemplated to be implemented pursuant to the extraordinary resolutions set out hereafter, and should you accept to delegate your authority to the Board of Directors as proposed therein, the above-mentioned authorizations granted pursuant to the combined general meeting dated May 27, 2016 would become irrelevant, and the limitation inconsistent with the share capital of the Company following the transactions provided for in the Safeguard Plan.

We therefore propose subject to the approval of the eighteenth to twenty-fifth and twenty-seventh resolutions, to vote the early termination (effective as from the day of the general meeting) of the delegations of authority granted to the Board of Directors by the combined general meeting dated May 27, 2016 pursuant to its fourteenth and fifteenth resolutions relating to, respectively, the share capital increase with removal of the shareholders’ preferential subscription right via an offer to the public and the share capital increase with removal of shareholders’ preferential subscription right via a private placement.

Eighteenth resolution

(Share capital reduction not resulting from losses through diminution of the share par value)

As part of the Safeguard Plan, it is envisaged to issue warrants with an exercise price of 1 euro cent per new share (those issues are addressed by the twenty-third, twenty-fourth and twenty-fifth resolutions submitted to your approval). However, in accordance with the regulations, the issue price of the new shares, and consequently the exercise price of the warrants, may not be lower than the nominal value of the new shares. On the date hereof, the nominal value of the Company’s shares is equal to 0.80 euro. The issue of the warrants described above thus requires that the nominal value of the Company’s shares be decreased to one euro cent (0.01 euro).

As a result, all of the securities issuances contemplated by the Safeguard Plan and the resolutions submitted to your approval as part of the present general meeting require that the Company’s shares nominal value be reduced to one euro cent (0.01 euro).

We therefore propose, subject to the approval of the nineteenth to twenty-fifth and twenty-seventh resolutions:

•

to reduce the Company’s share capital by a total amount of 17,485,187.71 euros (increased when necessary as indicated hereafter), by reducing the nominal value of each share which shall be reduced from 0.80 euro (its current value) to 0.01 euro; and

•

that the amount of 17,485,187.71 euros (increased as the case may be as indicated in the following paragraph), corresponding to the share capital reduction, be allocated in full to a special reserve account entitled “Special reserve resulting from the share capital reduction voted on October 31, 2017” and that the funds in said special reserve account remain unavailable and are not used other than for the purpose of setting off losses incurred by the Company;

In the event that new shares with a par value of 0.80 euro are issued by way of a share capital increase before the final completion of the share capital reduction referred to in the eighteenth resolution, the total amount of the aforementioned share capital reduction would be increased by an amount equal to 0.79 euro multiplied by the number of new shares issued.

This capital reduction by means of reducing the shares’ nominal value would have no impact on the value or number of shares of the Company held by the shareholders.

In accordance with statutory provisions, the Company’s creditors have a right to oppose any contemplated capital reduction not resulting from losses. Consequently, and subject to the same conditions precedent, we propose that the completion of the share capital reduction be subject to the absence of objection from the Company’s creditors within 20 calendar days of the filing of the minutes of this shareholders’ meeting or, in the event of such objection, to the unconditional rejection by the competent court of the objections, or on their withdrawal pursuant to the repayment of the debts or the provision of adequate guarantees by the Company, as provided for in articles L. 225-205 and R. 225-152 of the French Commercial Code.

The share capital reduction contemplated in this resolution would result in the share capital being reduced from 17,706,519.20 euros (its current amount) to 221,331.49 euros, divided into 22,133,149 shares with a nominal value of one euro cent (€0.01) each; it being specified that these amounts will be adjusted in order to take into account any modification of the share capital which would occur before the final completion of the share capital reduction referred to in the eighteenth resolution.

Consequently, subject to the same conditions precedent and final completion of the share capital reduction (and the above-mentioned adjustments), we suggest to amend article 6 “Registered Capital” of the Company’s articles of association as follows:

“Article 6

Registered Capital

1.	The registered capital amounts to €221,331.49 divided into 22,133,149 shares of €0.01 each.”

The rest of the article would remain unchanged.

You will also be proposed to:

•

acknowledge that the share capital reduction contemplated in this resolution shall not give rise to an adjustment of the rights of the beneficiaries of stock-options or allocations of free shares, nor holders of securities giving access to shares of the Company; and

•

grant full powers to the Board of Directors (with the authority to sub-delegate), to (i) record that the above-mentioned conditions precedent have been satisfied, and, inter alia, accomplish whatever it deems necessary and appropriate to resolve any objections that may be raised to the aforementioned proposed share capital reduction, (ii) record the completion of the aforementioned share capital reduction and amend the Company’s articles of association accordingly, and (iii) more generally, accomplish all required formalities.

Nineteenth resolution

(Delegation of authority to the Board of Directors to issue and grant free warrants to the shareholders)

The financial restructuring of CGG will lead to a very significant dilution of the existing shareholders, as a consequence of, among others, the amount of debt to be equitized (which represents more than 17 times the current market capitalization. In this context, the Company has wished to put in place a mechanism that would allow shareholders to benefit from the business recovery and limit their dilution as part of the implementation of the Safeguard Plan, by way of issuance of warrants with long exercise periods. The exercise of these warrants would also improve the Company’s equity.

Assuming the Reference Date is December 20, 2017, the total amount of the financial debt in principal and accrued but unpaid interest as of the Reference Date is equal to 366,024,528 euros under the Convertible Bonds and 1,467,924,425 euros under the Senior Notes, the Company holds 24,997 shares as treasury shares, and the total amount of the Rights Issue with PSR (share premium included) is equal to 112,215,065.04 euros, the persons holding shares of the Company immediately prior to the implementation of the restructuring (on the basis of a share capital composed of 22,133,149 shares) would hold, following all the issuances contemplated in the Safeguard Plan and taking into account the exercise of all the Warrants #3, Backstop Warrants and Coordination Warrants:

(i)	a maximum of 3.2% of the share capital, and a minimum of 3.1% of the share capital, before the exercise of the Warrants #1 and Warrants #2, and

(ii)

a maximum of 6.7% of the share capital, and a minimum of 6.5% of the share capital, taking into account the exercise of all Warrants #1 (and considering they are exercised by existing shareholders) and Warrants #2, in each case depending upon the amount of the Rights Issue with PSR effectively subscribed by the holders of Senior Notes as part of their backstop commitment.

In the event that the Rights Issue with PSR is fully subscribed in cash by the persons holding shares of the Company immediately prior to the implementation of the restructuring (on the basis of a share capital composed of 22,133,149 shares), such persons would hold, following all the issuances contemplated in the Safeguard Plan and taking into account the exercise of all the Warrants #3, Backstop Warrants and Coordination Warrants:

(i)	13.3% of the share capital of the Company, before the exercise of the Warrants #1 and Warrants #2, and

(ii)

21.9% of the share capital of the Company, taking into account the exercise of all Warrants #1 and Warrants #2 (and considering that Warrants #1 and Warrants #2 are exercised by existing shareholders).

We therefore propose, subject to the approval of the eighteenth, twentieth to twenty-fifth and twenty-seventh resolutions, that you delegate to the Board of Directors (with the authority to sub-delegate within conditions provided for by applicable law), for a period of 18 months from the date of the shareholders’ meeting, your authority to decide and carry out the issue of warrants (the “Warrants #1”), on one or several occasions, in France and abroad, in proportion and time period determined by the Board, in favor of the shareholders of the Company.

In accordance with article L. 225-132 paragraph 6 of the French Commercial Code, the decision to issue the Warrants #1 would include as of right the waiver by the shareholders of their preferential subscription right to subscribe to shares to which the said Warrants #1 will give access.

The characteristics of the Warrants #1, which derive from the provisions of the Safeguard Plan, would be those described in Annex 2, and in particular:

•

the Warrants #1 would be freely granted on the basis of one (1) Warrant #1 for one (1) old share, subject to the total number of Warrants #1 under no circumstances exceeding 24,375,000. Based on the number of shares outstanding as of September 30, 2017, the number of Warrants #1 that could be attributed may not exceed 22,133,149.

•

the Warrants #1 would be freely granted to all shareholders who provide evidence that their shares are recorded in an account on the record date to benefit from the detachment of the shares’ preferential subscription right in the context of the share capital increase with preferential subscription right contemplated in the twentieth resolution;

•

three (3) Warrants #1 would give right to subscribe for four (4) new shares, at a price of 3.12 euros per new share, i.e., considering the share capital reduction contemplated in the eighteenth resolution, a nominal value of 0.01 euro and a share premium of 3.11 euros per new share (without prejudice to such subsequent adjustments as may be required by law and regulations and, where applicable, the contractual provisions of Warrants #1). The subscription price of the new Company shares for which Warrants #1 are exercised shall be paid in cash, the shareholders being responsible for resolving any matters of fractional shares;

•

the total nominal amount of the share capital increase (excluding the share premium) resulting from the exercise of the Warrants #1 issued pursuant to the nineteenth resolution would not exceed 325,000 euros (from the issuance of up to 32,500,000 shares of the Company). This ceiling would be raised, if necessary, by the nominal value of shares that should be issued to protect the rights of the holders of Warrants #1 (pursuant to the law and regulations and, where applicable, the contractual provisions of Warrants #1), and the number of new shares would be increased accordingly. It is specified that the rights of holders of Warrants #1 would not be adjusted because of the completion of the transactions contemplated in the eighteenth and twentieth to twenty-sixth resolutions;

•	the Warrants #1 granted to the Company corresponding to its treasury shares would be immediately cancelled;

•

the Warrants #1 could be exercised at any time during a period of four (4) years from the date on which all conditions relating to the effectiveness of the implementation of the restructuring plan under Chapter 11 of the Federal Bankruptcy Code and the safeguard or reorganization plan (if any) have been satisfied or waived, including the completion of all steps required to complete the restructuring, in particular all issuances of debt instruments and other securities provided for therein, regardless of whether or not the time-limit for claims has expired, as such date will be recognized by the Board of Directors or by the Chief Executive Officer, upon delegation from the Board of Directors (the “Restructuring Effective Date”), any Warrants #1 which are not exercised within that period shall lapse and lose all of their value and attached rights;

•

the shares issued as a result of the exercise of Warrants #1 should be fully paid up in cash upon subscription; the shares issued as a result of the exercise of Warrants #1 would immediately qualify for dividends and be fully fungible with existing shares and subject to all of the provisions of the articles of association and decisions of the shareholders’ meeting from their issuance date;

•	the Warrants #1 would be freely tradeable and would be listed on the regulated market of Euronext in Paris (“Euronext Paris”); and

•

in the event of a share capital increase, acquisition, merger, spinoff or issuance of new equity securities or securities giving access to the share capital of the Company, or of other financial transactions entailing a preferential subscription right or reserving a priority subscription in favor of the Company’s shareholders, the Company shall have the right to suspend the exercise of Warrants #1 for a period not to exceed three months, or such other length as may be determined by applicable regulations.

It is also proposed to give full powers to the Board of Directors (with the authority to sub-delegate in accordance with applicable law and the terms of the nineteenth resolution), to implement this delegation, and in particular to decide the characteristics of the issuance and of the securities not set in the nineteenth resolution.

The Warrants #1 exercise price stems from the negotiations that led to an agreement between the Company, the members of the ad hoc Secured Lenders committee, the members of the ad hoc committee of the holders of Senior Notes and DNCA about the Safeguard Plan, such plan having afterwards been approved by a unanimous vote of the participating Secured Lenders and by 93.5% of the votes cast at the bondholders’ general meeting (gathering the holders of Convertible Bonds as well as those of Senior Notes) .

It is specified that the nineteenth resolution would be implemented only after, and subject to, the prior completion of the share capital reduction contemplated in the eighteenth resolution. The ceilings on the share capital increase set in the nineteenth resolution have been determined after taking into account the effect of the aforementioned share capital reduction and are independent of the ceilings considered in the other resolutions submitted to this shareholders’ meeting, it being specified that the ceilings on share capital increase provided for in the nineteenth resolution shall be charged against the overall ceiling for the authorizations of issue of the twenty-seventh resolution.

Twentieth resolution

(Delegation of authority to the Board of Directors to increase the share capital with shareholders’ preferential subscription right through the issuance of shares with warrants)

We remind you that one of the key features of the Safeguard Plan consists in a new money injection of a maximum amount of 500 million US dollars, out of which c. 112 million euros12 as part of the Rights Issue with PSR.

As set forth above, the Rights Issue with PSR, as envisaged in the Safeguard Plan, would consist in a share capital increase with preferential subscription right through the issue of shares with Warrants #2 attached.

We draw your attention to the fact that the Rights Issue with PSR will be fully subscribed. Indeed, the shares that would not be subscribed by the holders of the preferential subscription right on a reducible or irreducible basis will be subscribed by (i) the DNCA Entities (and by any entity that would adhere to the agreements entered into by them in the same capacity), up to c.71.39 million euros13 by means of a cash payment, and (ii) if the foregoing subscriptions are not sufficient, by the Senior Notes’ holders, by way of set-off against part of the claims they hold against the Company in respect of the Senior Notes.

In accordance with the Safeguard Plan, it is envisaged that the commitments to subscribe in cash will be compensated by a fee equal to 10% of the amount committed (namely an amount corresponding to c. 7.14 million euros as regards the DNCA Entities), no commitment fee being paid in consideration for the commitment of the Senior Notes’ holders to subscribe by way of set-off.

Within this framework, we suggest, subject to the approval of the eighteenth, nineteenth, twenty-first to twenty-fifth and twenty-seventh resolutions, having noted that the share capital has been fully paid up, that you delegate to the Board of Directors (with the authority to sub-delegate within conditions provided for by applicable law), for a period of 18 months from the date of this shareholders’ meeting, your authority to issue Company’s shares with warrants attached (the “ABSA”), with shareholders’ preferential subscription right, on one or several occasions, in France and abroad, in proportion and time period determined by the Board.

The characteristics of the Rights Issue with PSR would be the following, it being specified that the characteristics of the ABSA (and in particular the Warrants #2) are more thoroughly described in Annex 3:

•

the subscription price of the ABSA issued pursuant to the twentieth resolution would be equal to 1.56 euros per ABSA, i.e. a nominal value of 0.01 euro and a share premium of 1.55 euro per new share, considering the share capital reduction contemplated in the eighteenth resolution;

•

the total nominal amount of the share capital increase (excluding the share premium) resulting from the twentieth resolution could not exceed 720,000 euros, exclusive of share capital increases resulting from the exercise of the warrants attached to the shares (the “Warrants #2”), for a maximum issue of 72,000,000 ABSA;

•

each new share would have one (1) Warrant #2 attached to it, and three (3) Warrants #2 would give right to subscribe for two (2) new shares, at a price of 4.02 euros per new share, i.e., considering the share capital reduction contemplated in the eighteenth resolution, a nominal value of 0.01 euro and a share premium of 4.01 euros per share (without prejudice to any subsequent adjustments as may be required by law and regulations and, where applicable, the contractual provisions of Warrants #2), the shareholders being responsible for resolving any matters of fractional shares, namely an additional share capital increase (excluding the share premium) of up to 480,000 euros in nominal value, by the issuance of up to 48,000,000 new shares; this ceiling would be raised, if necessary, by the nominal value of shares that must be issued to protect the rights of holders of securities giving access to the

[12]

This amount corresponds to the equivalent of c.125 million US dollars in euros on the basis of the exchange rate of 1 EUR = 1.1206 USD, this amount to be adjusted for technical reasons as decided by the Company in accordance with the Safeguard Plan.

[13]	This amount corresponds to the equivalent of 80 million US dollars in euros on the basis of the exchange rate of 1 EUR = 1.1206 USD.

Company’s share capital pursuant to the law and regulations and, where applicable, the contractual provisions, the maximum number of new shares would be increased accordingly; it is specified that the rights of holders of Warrants #2 would not be adjusted because of the completion of the transactions contemplated in eighteenth, nineteenth and twenty-first to twenty-sixth resolutions;

•

(i) subscribed ABSA should be fully and exclusively paid up in cash (except for, where applicable, the subscription by Senior Noteholders (as this term is defined in the twenty-second resolution) as part of their commitment to backstop the share capital increase contemplated in the twentieth resolution, which may be paid up by set-off of claims, i.e. claims against the Company that are certain, of a fixed amount and due, relating to the Senior Notes), and (ii) the ABSA should be fully paid up upon subscription;

•

the shareholders would have a preferential subscription right to subscribe for the ABSA on a irreducible basis as well as a subscription right for the issued ABSA on a reducible basis, exercisable proportionally to their rights and within the limits of their request;

•

if the irreducible rights to subscribe and the reducible rights to subscribe do not cover the whole of the issue, the Board of Directors may decide to use, in the order it determines, any of the following options or some of them: (i) limit the issue to the amount of subscriptions received provided that it reaches at least three-quarters of the issue, and/or (ii) freely allocate some or all of the unsubscribed shares, it being specified that it will not be authorized to offer to the public the unsubscribed shares;

•

the Warrants #2, which would immediately be detached after they are issued, could be exercised at any time over a period of five (5) years from the Restructuring Effective Date (as this term is defined in the nineteenth resolution); any Warrants #2 that are not exercised during that period would lapse and lose all of their value and attached rights;

•	the shares issued as a result of the exercise of Warrants #2 would be fully paid up in cash upon subscription;

•

in accordance with article L. 225-132 of the French Commercial Code, the decision to issue ABSA would include as of right the waiver by the shareholders of their preferential subscription rights to subscribe to shares to which the issued Warrants #2 will give access;

•

the shares issued pursuant to the twentieth resolution and those issued as a result of the exercise of Warrants #2 would immediately qualify for dividends and would be fully fungible with existing shares and subject to all of the provisions of the articles of association and decisions of the shareholders’ meeting from their issuance date;

•

the settlement and delivery of the issue realized pursuant to the twentieth resolution shall occur on the same day as the settlement and delivery of the issuances decided pursuant to the other resolutions approved by the general meeting, subject to the prior realization of all the conditions precedent relating to the settlement and delivery of the issuances;

•	the Warrants #2 would be freely tradeable and would be listed on the regulated market of Euronext Paris; and

•

in the event of a share capital increase, acquisition, merger, spinoff or issuance of new equity securities or securities giving access to the share capital of the Company, or of other financial transactions entailing a preferential subscription right or reserving a priority subscription in favor of the Company’s shareholders, the Company shall have the right to suspend the exercise of Warrants #2 for a period not to exceed three months, or of such other length as may be determined by applicable regulations.

It is also proposed to give full powers to the Board of Directors (with the authority to sub-delegate in accordance with applicable law and the terms of the twentieth resolution), to implement this delegation, and in particular to decide the characteristics of the issuance and of the securities not set in the twentieth resolution.

The subscription price of the ABSA and the exercise price of the Warrants #2 derive from the negotiations that led to an agreement between the Company, the members of the ad hoc Secured Lenders committee, the members of the ad hoc Senior Noteholders committee and DNCA about the Safeguard Plan, such plan having afterwards been approved by a unanimous vote of the participating Secured Lenders and by 93.5% of the votes cast at the bondholders’ general meeting (gathering the holders of Convertible Bonds as well as those of Senior Notes).

It is specified that the twentieth resolution would be implemented only after, and subject to, the prior completion of the share capital reduction contemplated in the eighteenth resolution. The ceilings on the share capital increase set in the twentieth resolution have been determined after taking into account the effect of the aforementioned share capital reduction and are independent of the ceilings considered in the other resolutions submitted to this shareholders’ meeting, it being specified that the ceilings on share capital increase provided for in the twentieth resolution shall be charged against the overall ceiling for the authorizations of issue of the twenty-seventh resolution.

Twenty-first resolution

(Delegation of authority to the Board of Directors to increase the share capital by issuing new shares, with removal of the shareholders’ preferential subscription right in favor of holders of “OCEANE”, such holders forming a category of persons meeting specified characteristics)

We remind you that one of the key features of the Safeguard Plan consists in the equitization in full of the principal amount together with accrued but unpaid interests as of the Reference Date in respect of the Convertible Bonds, reduced by an amount equal to c.4.46 million euros14.

Within this framework, we propose, subject to the approval of the eighteenth, twentieth, twenty-second to twenty-fifth and twenty-seventh resolutions, having noted that the share capital has been fully paid up, that you delegate to the Board of Directors (with the authority to sub-delegate within conditions provided for by applicable law), for a period of 18 months from the date of this shareholders’ meeting, your authority to issue Company’s shares, on one or several occasions, in France and abroad, in proportion and time period determined by the Board, with removal of shareholders’ preferential subscription right, in favor of the Convertible Bondholders (as this term is defined hereafter).

The characteristics of this issuance would be the following:

•

the subscription price of the shares issued pursuant to the twenty-first resolution would be equal to 10.26 euros per new share, i.e. a nominal value of 0.01 euro and a share premium of 10.25 euros per new share, considering the share capital reduction contemplated in the eighteenth resolution;

•

the total nominal amount of the share capital increase (excluding the share premium) resulting from the twenty-first resolution could not exceed 375,244 euros, corresponding to a maximum issue of 37,524,400 new shares; in the indicative timetable currently considered where the Reference Date falls on December 20, 2017, the capital increase per the Equitization of the Convertible Bonds, based on an outstanding amount of Convertible Bonds (principal and interests) at that date equal to 366,024,528 euros, reduced by an amount of 4,461,895 euros[15], would amount to 352,400.22 euros, by issuance of 35,240,022 new shares;

•	the subscribed new shares would be paid up by set-off of claims against the Company that are certain, of a fixed amount and due, and the new shares would be fully paid up upon subscription;

•

the shareholders’ preferential subscription right to subscribe for the new shares would be waived and the subscription of the new shares issued pursuant to the twenty-first resolution would be reserved to the holders of Convertible Bonds (the “Convertible Bondholders”); it being specified (i) that the Convertible Bondholders constitute a category of persons meeting specified characteristics within the meaning of article L. 225-138 of the French Commercial Code and (ii) that each will release their subscription by way of set off of a portion of claims they hold against the Company that are certain, of a fixed amount and due; the waiver of the preferential subscription right submitted to your approval is required to carry out the Equitization of the Convertible Bonds, and more generally the implementation of the Safeguard Plan; and

[14]	This amount corresponds to the euro equivalent of 5 million US dollars on the basis of the exchange rate provided in the Safeguard Plan of 1 EUR = 1.1206 USD.
[15]	This amount corresponds to the euro equivalent of 5 million US dollars on the basis of the exchange rate provided in the Safeguard Plan of 1 EUR = 1.1206 USD.

•

the newly issued shares would immediately qualify for dividends and would be fully fungible with existing shares and subject to all of the provisions of the articles of association and decisions of the shareholders’ meeting from their issuance date.

Finally, it is proposed proposed to give full powers to the Board of Directors (with the authority to sub-delegate in accordance with applicable law and the terms of the twenty-first resolution), to implement this delegation, and in particular to decide the characteristics of the issuance and those securities not set in the twenty-first resolution.

The subscription price of the new shares as part of the Equitization of the Convertible Bonds derives from the negotiations that led to an agreement between the Company, the members of the ad hoc Secured Lenders committee, the members of the ad hoc Senior Noteholders committee and DNCA about the Safeguard Plan, such plan having afterwards been approved by a unanimous vote of the participating Secured Lenders and by 93.5% of the votes cast at the bondholders’ general meeting (gathering the holders of convertible Bonds as well a those of Senior Notes).

It is specified that the twenty-first resolution would be implemented only after, and subject to, the prior completion of the share capital reduction contemplated in the eighteenth resolution. The ceilings on the share capital increase set in the twenty-first resolution have been determined after taking into account the effect of the aforementioned share capital reduction and are independent of the ceilings considered in the other resolutions submitted to this shareholders’ meeting, it being specified that the ceilings on share capital increase provided for in the twenty-first resolution shall be charged against the overall ceiling for the authorizations of issue of the twenty-seventh resolution.

Twenty-second resolution

(Delegation of authority to the Board of Directors to issue new shares, with removal of the shareholders’ preferential subscription right in favor of holders of senior notes, such holders forming a category of persons meeting specified characteristics)

We remind you that one of the key features of the Safeguard Plan consists in the equitization in full of the principal amount together with accrued but unpaid interests as of the Reference Date in respect of the Senior Notes, reduced by (i) an amount of 86 million US dollars, and (ii) as the case may be, any amount used as part of the subscription by way of set-off to the Rights Issue with PSR pursuant to the subscription undertaking of the Senior Noteholders, as described in the twentieth resolution. It being specified that the US dollars amount of the claim under the Senior Notes to be converted in shares will be converted pursuant to the Safeguard Plan at the exchange rate of June 14, 2017 at 12:00 p.m. CET, i.e. 1 EUR = 1.1206 USD.

In this context, we propose, subject to the approval of the eighteenth to twenty-first, twenty-third to twenty-fifth and twenty-seventh resolutions, having noted that the share capital has been fully paid up, that you delegate to the Board of Directors (with the authority to sub-delegate within the conditions provided for applicable law), for a period of 18 months from the date of this shareholders’ meeting, your authority to issue Company’s shares, on one or several occasions, in France and abroad, in proportion and time period determined by the Board, with removal of the shareholders’ preferential subscription right in favor of the Senior Noteholders (as this term is defined hereafter).

The characteristics of this issuance would be the following:

•

the subscription price of the shares issued pursuant to the twenty-second resolution would be 3.12 euros per new share, i.e. a nominal value of 0.01 euro and a share premium of 3.11 euros per new share, considering the share capital reduction contemplated in the eighteenth resolution;

•

the total nominal amount of the share capital increase (excluding the share premium) to be completed pursuant to the twenty-second resolution could not exceed 4,967,949 euros, corresponding to a maximum issue of 496,794,900 new shares; in the indicative timetable currently considered where the Reference Date falls on December 20, 2017, assuming that the Issue with PSR would be fully subscribed without calling the Senior Noteholders’ subscription commitment by way of set off against their claims under the Senior Notes, the capital increase with respect to the Equitization of the Senior Notes, based on an outstanding amount of Senior Notes (principal and interests) at that date equal to 1,467,924,425 euros, reduced by an amount of 86 million US dollars, would amount to 4,458,909.69 euros, by issuance of 445,890,969 new shares;

•	the subscribed new shares would be paid up by set-off of claims against the Company that are certain, of a fixed amount and due and that the new shares would be fully paid up upon subscription;

•

the shareholders’ preferential subscription right to subscribe for the new shares would be waived and the subscription of the new shares issued pursuant to the twenty-second resolution would be reserved for the holders of the Senior Notes (the “Senior Noteholders”), it being specified (i) that the Senior Noteholders constitute a category of persons meeting specified characteristics within the meaning of article L. 225-138 of the French Commercial Code and (ii) that each will release their subscription by way of set off of a portion of claims they hold against the Company that are certain, of a fixed amount and due; the waiver of the preferential subscription right submitted for your approval is required to carry out the Equitization of the Senior Notes and more generally the implementation of the Safeguard Plan; and

•

the newly issued shares would immediately qualify for dividends and would be fully fungible with existing shares and subject to all of the provisions of the articles of association and decisions of the shareholders’ meeting from their issuance date.

It is also proposed to give full powers to the Board of Directors (with the authority to sub-delegate in accordance with applicable law and the terms of the twenty-second resolution), to implement this delegation and in particular to decide the characteristics of the issuance and of the securities not set in the twenty-second resolution.

The subscription price of the new shares as part of the Equitization of the Senior Notes derives from the negotiations that led to an agreement between the Company, the members of the ad hoc Secured Lenders committee, the members of the ad hoc Senior Noteholders committee and DNCA about the Safeguard Plan, such plan having afterwards been approved by a unanimous vote of the participating Secured and by 93.5% of the votes cast at the bondholders’ general meeting (gathering the holders of Convertible Bonds as well as those of Senior Notes).

It is specified that the twenty-second resolution would be implemented only after, and subject to, the prior completion of the share capital reduction contemplated in the eighteenth resolution. The ceilings on the share capital increase set in the twenty-second resolution have been determined after taking into account the effect of the aforementioned share capital reduction and are independent of the ceilings considered in the other resolutions submitted to this shareholders’ meeting, it being specified that the ceilings on share capital increase provided for in the twenty-second resolution shall be charged against the overall ceiling for the authorizations of issue of the twenty-seventh resolution.

Twenty-third resolution

(Delegation of authority to the Board of Directors to issue new notes secured by second-ranking security interests (Second Lien Notes) and warrants, either freestanding or attached to said notes, with removal of the shareholders’ preferential subscription right in favor of persons committed to subscribing for the Second Lien Notes, in accordance with the private placement agreement dated June 26, 2017, such persons forming a category of persons meeting specified characteristics)

We remind you that one of the key features of the Safeguard Plan consists in a new money injection of a maximum amount of approximately 500 million US dollars, out of which 375 million US dollars (including a tranche that can be issued in euros) by way of the New Notes Issuance, provided that the subscribers of these notes will be simultaneously granted Warrants #3.

We remind you that the subscription commitments in respect of the issuance of New Notes by the eligible Senior Noteholders in accordance with the provisions of the Safeguard Plan have been collected in accordance with the terms of a private placement agreement dated June 26, 201716. Upon expiration of the timeframe allotted to collect such commitments, commitments collected represented c. 86% of the amount of the issuance of New Notes. We also draw your attention to the fact that the issuance of the New Notes is being backstopped by the members of the ad hoc Senior Noteholders committee who have committed17 (i) to subscribe for the New Notes which have not received subscription commitments (i.e. following the timeframe allotted to collect such commitments, approximately 14% of the amount of the issuance of New Notes), and (ii) to subscribe for any New Note for which an eligible Senior Noteholder would not carry out its subscription commitment in accordance with the aforementioned private placement agreement.

Each subscriber for the New Notes will benefit from a subscription commitment fee equal to 7% of the amount of New Notes that it has committed to subscribe (payable upon and subject to completion of the issuance, by way of a cash payment or by way of set-off (at the Company’s election) against the subscription price of the New Notes). The guarantors in respect of the New Notes Issuance will also be granted (a) a commitment fee equal to 3% of the total amount of the New Notes Issuance (payable upon and subject to completion of the issuance, by way of a cash payment or by way of set-off (at the Company’s election) against the subscription price of the New Notes), and (b) Backstop Warrants, as described in the twenty-fifth resolution.

In this context, we propose, subject to the approval of the eighteenth to twenty-second, twenty-fourth to twenty-fifth and twenty-seventh resolutions, that you delegate to the Board of Directors (with the authority to sub-delegate within conditions provided for by applicable law), for a period of 18 months from the date of this shareholders’ meeting, your authority (as the case may be) to issue new notes secured with second-ranking security interests governed by New York State law (the “New Notes”) along with warrants, either freestanding or attached to said notes, in which case the warrants may be granted independently and freely (the “Warrants #3”), on one or several occasions, in France and abroad, in proportion and time period determined by the Board, with removal of the preferential subscription right to the benefit of the persons who committed to subscribe the New Notes and Warrants #3, in accordance with the terms of the private placement agreement dated June 26, 2017.

The characteristics of this issue would be the following, being specified that the characteristics of New Notes (and of the Warrants #3 issued accordingly) would be those more thoroughly described in Annex 4:

•

the aggregate nominal value of the New Notes issued could not exceed 375,000,000 US dollars (including a tranche in euros which shall not exceed the euro-equivalent of 100,000,000 US dollars, based on the Reuters USD/EUR exchange rate applicable at 12:00 p.m. (Paris time), on the second business day preceding the Reference Date);

•	the New Notes, the characteristics of which are more thoroughly described in Annex 4 (Part A):

i.

would be issued in US dollars or in euros (the euro tranche shall not exceed the euro equivalent of 100,000,000 US dollars, based on the Reuters USD/EUR exchange rate applicable at 12:00 p.m. (Paris time), on the second business day preceding the Reference Date),

ii.

shall bear interest (x) at the annual rate floating LIBOR (subject to a floor of 1%) cash + 4% per annum (cash) quarterly payable + 8.5% (PIK) per annum payable in fine and quarterly capitalized, for the US dollar-denominated New Notes, and (y) at the annual rate floating EURIBOR (subject to a floor of 1%) cash + 4% cash per annum quarterly payable + annual 8.5% (PIK) payable in fine and quarterly capitalized, for the euro-denominated New Notes, and

iii.	would have a 6-year maturity from the Restructuring Effective Date (as this term is defined in the nineteenth resolution);

[16]

These subscription commitments can be transferred in accordance with the terms of the private placement agreement dated June 26, 2017, which provides in particular for the assignee’s obligation to adhere to this agreement and the transfer of that number of Senior Notes that made them eligible to the transferred subscription commitment.

[17]

These backstop commitments can be transferred in accordance with the terms of the private placement agreement dated June 26, 2017, which require in particular that the assignee adhere to such agreement.

•	the subscribed New Notes should be paid up fully and in cash upon subscription;

•

the Warrants #3, the characteristics of which are more thoroughly described in Annex 4 (Part B), would be issued either freestanding or attached to New Notes (such issuances being in any event simultaneous) pro rata the amount of New Notes subscribed;

•

the shareholders’ preferential subscription right to the issue of New Notes and Warrants #3 would be waived and the issue reserved to the persons who committed to subscribe for the New Notes and Warrants #3, in accordance with the provisions of the private placement agreement dated June 26, 2017, it being specified that (i) said persons constitute a category of persons meeting specified characteristics within the meaning of article L. 225-138 of the French Commercial Code and (ii) the Warrants #3 shall be allocated among the subscribers of New Notes proportionally to the principal amount of said New Notes subscribed by them, (the number of Warrants #3 allocated to them shall be rounded down to the nearest whole number) : the removal of the preferential subscription right submitted to your approval is required to allow the new money injection into the Company, and more generally the implementation of the Safeguard Plan;

•

the aggregate number of shares for which the Warrants #3 issued pursuant to the twenty-third resolution may be exercised shall not exceed 16% of the total outstanding number of shares, after dilution resulting from (i) the implementation of the twentieth to twenty-second resolutions and (ii) the exercise of all of the Backstop Warrants, Coordination Warrants and Warrants #3 but prior to the exercise of the Warrants #1 and Warrants #2;

•

one (1) Warrant #3 would give right to subscribe for one (1) new share at a price of 0.01 euro per share, i.e., considering the share capital reduction contemplated in the eighteenth resolution, a nominal value of 0.01 euro and no share premium (without prejudice to such subsequent adjustments as may be required by law and regulations and, where applicable, the contractual provisions of Warrants #3), which should be paid up in cash, the beneficiaries being responsible for resolving any matters of fractional shares;

•

the total nominal amount of the share capital increase (excluding the share premium) resulting from the exercise of the Warrants #3 that may be issued pursuant to the twenty-third resolution could not exceed 1,238,173 euros. This ceiling would be raised, if necessary, by the nominal value of shares that must be issued to protect, as required by law, regulations and, as the case may be, the provisions of applicable agreements, the rights of holders of securities giving access to the share capital of the Company, and the maximum number of new shares would be increased accordingly; it is specified that the rights of holders of Warrants #3 would not be adjusted because of the completion of the transactions contemplated in the eighteenth to twenty-second and twenty-fourth to twenty-sixth resolutions;

•	the aggregate number of Warrants #3 issued pursuant to the twenty-third resolution could not exceed 123,817,300;

•

the Warrants #3 could be exercised at any time during a period of six (6) months from the Restructuring Effective Date (as this term is defined in the nineteenth resolution), subject to the extension cases referred to below;any Warrants #3 which are not exercised within that period would lapse and lose all of their value and attached rights, subject to the extension cases referred to below;

•

in the event of a share capital increase, acquisition, merger, spinoff or issuance of new equity securities or securities giving access to the share capital of the Company, or of other financial transactions entailing a preferential subscription right or reserving a priority subscription in favor of the Company’s shareholders, the Company shall have the right to suspend the exercise of Warrants #3 for a period not to exceed three months, or of such other length as may be determined by applicable regulations, in which case the exercise period of the Warrants #3 would be increased accordingly;

•	the shares issued as a result of the exercise of Warrants #3 would be fully paid up upon subscription, in cash;

•

in accordance with article L. 225-132 paragraph 6 of the French Commercial Code, the decision to issue the Warrants #3 would include as of right the waiver by the shareholders of their preferential subscription rights to subscribe to shares to which the said Warrants #3 will give access;

•

the shares issued as a result of the exercise of Warrants #3 would immediately qualify for dividends and would be fully fungible with existing shares and subject to all of the provisions of the articles of association and decisions of the shareholders’ meeting from their issuance date; and

•	the Warrants #3 would be freely tradeable and shall be eligible for trading through Euroclear France.

It is also proposed to give full powers to the Board of Directors (with the authority to sub-delegate in accordance with applicable law and the terms of the twenty-third resolution), to implement this delegation, and in particular to decide the characteristics of the issuance and the securities not set in the twenty-third resolution.

The subscription price of the New Notes and Warrants #3 and the exercise price of the Warrants #3 derives from the negotiations that led to an agreement between the Company, the members of the ad hoc Secured Lenders committee, the members of the ad hoc Senior Noteholders committee and DNCA on the Safeguard Plan, such plan having afterwards been approved by a unanimous vote of the participating Secured Lenders and by 93.5% of the votes cast at the bondholders’ general meeting (gathering the holders of Convertible Bonds as well as those of Senior Notes).

It is specified that the twenty-third resolution would be implemented only after, and subject to, the prior completion of the share capital reduction contemplated in the eighteenth resolution. The ceilings on the share capital increase set in the twenty-third resolution have been determined after taking into account the effect of the aforementioned share capital reduction and are independent of the ceilings considered in the other resolutions submitted to this shareholders’ meeting, it being specified that the ceilings on share capital increase provided for in the twenty-third resolution shall be charged against the overall ceiling for the authorizations of issue of the twenty-seventh resolution.

Twenty-fourth resolution

(Delegation of authority to the Board of Directors to issue and grant free warrants, with removal of the shareholders’ preferential subscription right in favor of Alden Global Opportunities Fund L.P., Alden Global Value Recovery Fund LP, Randall D Smith Roth IRA, Trinity Investments Designated Activity Company, Lex Financial Investments (Luxembourg) S.à r.l., BG Long Term Value, BG Select Investments (Ireland) Limited, Lux Holdings 2017 S.à r.l., and TP Lux Holdco S.à r.l.)

We remind you that the Safeguard Plan provides for the free allocation by the Company of warrants in favor of the members of the ad hoc Senior Noteholders committee in consideration for their overall coordination role undertaken within the framework of the restructuring.

In this context, we propose, subject to the approval of the eighteenth to twenty-third, twenty-fifth and twenty-seventh resolutions of this general meeting, that you delegate to the Board of Directors (with the authority to sub-delegate within conditions provided for by applicable law), for a period of 18 months from the date of this shareholders’ meeting, your authority to issue warrants (the “Coordination Warrants”), on one or several occasions, in France and abroad, in proportion and time period determined by the Board, without shareholders’ preferential subscription right, in favor of the persons indicated hereafter.

The characteristics of this issuance would be the following, being specified that they are more thoroughly described in Annex 5:

•	the Coordination Warrants would be freely allocated to the following persons, in accordance with the percentages indicated below:

Beneficiaries	Percentage allocated (%)
Funds and/or entities advised and/or managed by Alden Global Capital LLC:	14.9978
• Alden Global Opportunities Fund L.P.	49.3	(*)
• Alden Global Value Recovery Fund LP	31.9	(*)
• Randall D Smith Roth IRA	18.8	(*)
Funds and/or entities advised and/or managed by Attestor Capital LLP:	14.6096
• Trinity Investments Designated Activity Company	100	(*)
Funds and/or entities advised and/or managed by Aurelius Capital Management LP:	15.2479
• Lex Financial Investments (Luxembourg) S.à r.l.	100	(*)
Funds and/or entities advised and/or managed by Boussard & Gavaudan Asset Management LP:	21.5151
• BG Long Term Value	3.44874	(*)
• BG Select Investments (Ireland) Limited	96.55126	(*)
Funds and/or entities advised and/or managed by Contrarian Capital Management LLC:	20.4085
• Lux Holdings 2017 S.à r.l.	100	(*)
Funds and/or entities advised and/or managed by Third Point LLC:	13.2212
• TP Lux Holdco S.à r.l.	100	(*)

(*)	Allocation expressed as a percentage of the corresponding global allocation in bold.

•

the removal of the preferential subscription right submitted to your approval is required to carry out the issuance of Coordination Warrants in accordance with the provisions of the Safeguard Plan, and more generally the implementation of the Safeguard Plan;

•

the aggregate number of shares for which the Coordination Warrants issued pursuant to the twenty-fourth resolution may be exercised would not exceed 1% of the outstanding number of shares, after dilution resulting from (i) the implementation of the twentieth to twenty-second resolutions and (ii) the exercise of all of the Backstop Warrants, Coordination Warrants and Warrants #3 but prior to the exercise of the Warrants #1 and Warrants #2;

•

in the event that the application of a beneficiary’s allocation percentage to the total number of Coordination Warrants to be issued (as set forth above) would not produce a whole number, said beneficiary shall be allocated the nearest lower whole number of Coordination Warrants;

•

one (1) Coordination Warrant shall give right to subscribe for one (1) new share at a price of 0.01 euro per share, i.e., considering the share capital reduction contemplated in the eighteenth resolution, a nominal value of 0.01 euro and no share premium (without prejudice to such subsequent adjustments as may be required by law and regulations and, where applicable, the contractual provisions of Coordination Warrants), the beneficiaries being responsible for resolving any matters of fractional shares;

•

the total nominal amount of the share capital increase of the Company (excluding the share premium) resulting from the exercise of the Coordination Warrants that would be issued pursuant to the twenty-fourth resolution could not exceed 77,386 euros. This ceiling would be raised, if necessary, by the nominal value of shares that must be issued to protect, as required by law, regulations and, as the case may be, the provisions of applicable agreements, the rights of holders of securities giving access to the Company’s share capital, and the maximum number of new shares shall be increased accordingly; it is specified that the rights of holders of Coordination Warrants would not be adjusted because of the completion of the transactions contemplated in the eighteenth to twenty-third, twenty-fifth and twenty-sixth resolutions;

•	it results from the foregoing that the aggregate number of Coordination Warrants could not exceed 7,738,600;

•

the Coordination Warrants could be exercised at any time during a period of six (6) months from the Restructuring Effective Date (as this term is defined in the nineteenth resolution) subject to the extension cases referred to below; any Coordination Warrants which are not exercised within that period would lapse and lose all of their value and attached rights, subject to the extension cases referred to below;

•

in the event of a share capital increase, acquisition, merger, spinoff or issuance of new equity securities or securities giving access to the share capital of the Company, or of other financial transactions entailing a preferential subscription right or a reserving priority subscription for the Company’s shareholders, the Company would have the right to suspend the exercise of Coordination Warrants for a period not to exceed three months, or of such other length as may be determined by applicable regulations, in which case the exercise period of the Coordination Warrants would be increased accordingly;

•	the shares issued as a result of the exercise of Coordination Warrants would be fully paid up upon subscription, in cash;

•

in accordance with article L. 225-132 paragraph 6 of the French Commercial Code, the decision to issue Coordination Warrants would include as of right the waiver by the shareholders of their preferential subscription rights to subscribe to shares to which the issued Coordination Warrants will give access;

•

the shares issued as a result of the exercise of Coordination Warrants would immediately qualify for dividends and would be fully fungible with existing shares and subject to all of the provisions of the articles of association and decisions of the shareholders’ meeting from their issuance date; and

•	the Coordination Warrants would be freely tradeable and would be eligible for trading through Euroclear France.

It is also proposed to grant full powers to the Board of Directors (with the authority to sub-delegate in accordance with applicable law and the terms of the twenty-fourth resolution), to implement this delegation, and in particular to decide the characteristics of the issuance and of the securities not set in the twenty-fourth resolution.

The free allocation of the Coordination Warrants and their exercise price derive from the negotiations that led to an agreement between the Company, the members of the ad hoc Secured Lenders committee, the members of the ad hoc Senior Noteholders committee and DNCA about the Safeguard Plan, such plan having afterwards been approved by a unanimous vote of the participating Secured Lenders and by 93.5% of the votes cast at the bondholders’ general meeting (gathering the holders of Convertible Bonds as well as those of Senior Notes).

It is specified that the twenty-fourth resolution would be implemented only after, and subject to, the prior completion of the share capital reduction contemplated in the eighteenth resolution. The ceilings on the share capital increase set in the twenty-third resolution have been determined after taking into account the effect of the aforementioned share capital reduction and are independent of the ceilings considered in the other resolutions submitted to this shareholders’ meeting, it being specified that the ceilings on share capital increase provided for in the twenty-fourth resolution shall be charged against the overall ceiling for the authorizations of issue of the twenty-seventh resolution.

Twenty-fifth resolution

(Delegation of authority to the Board of Directors to issue and grant free warrants, with removal of the shareholders’ preferential subscription right in favor of persons backstopping the subscription of the new notes secured with second-ranking security interests, such persons forming a category of persons meeting specified characteristics)

We remind you that (a) the commitments to subscribe to the New Notes Issuance by the eligible Senior Noteholders in accordance with the provisions of the Safeguard Plan were collected in accordance with the terms of a private placement agreement dated June 26, 201718, and (b) the members of the ad hoc Senior Noteholders committee19 committed to (i) subscribe for the New Notes that have not received subscription commitments and (ii) subscribe for any New Note for which an eligible Senior Noteholder would not carry out its subscription commitment in accordance with the aforementioned private placement agreement.

In accordance with the provisions of the Safeguard Plan, it is envisaged that the guarantors in respect of the subscription of the New Notes, to which the Warrants #3 are associated, receive, as compensation of their backstop commitment as part of the New Notes Issuance, (i) a commitment fee equal to 3% of the total amount of the New Notes Issuance (namely 375 million US dollars), (payable upon and subject to completion of the issuance, by way of a cash payment or by way of set-off (at the Company’s election) against the subscription price of the New Notes), and (ii) Backstop Warrants (as this term is defined hereafter) freely allocated and allowing to subscribe to new shares representing 1.5% of the Company’s share capital after dilution resulting from the Rights Issue with PSR, the Equitization of the Convertible Bonds, the Equitization of the Senior Notes, the exercise of the Coordination Warrants, Backstop Warrants and Warrants #3, but prior to the exercise of the Warrants #1 and Warrants #2.

Within this framework, we suggest, subject to the approval of the eighteenth to twenty-fourth and twenty-seventh resolutions, that you delegate to the Board of Directors (with the authority to sub-delegate within conditions provided for by applicable law), for a period of 18 months from the date of this shareholders’ meeting, your authority to issue warrants (the “Backstop Warrants”), on one or several occasions, in France and abroad, in proportion and time period determined by the Board, without shareholders’ preferential subscription right, in favor of the persons committed to backstop the subscription of the New Notes and the Backstop Warrants #3 on the Reference Date, in accordance with the terms of the private placement agreement dated June 26, 2017

The main characteristics of this issuance would be the following, being specified that those are more thoroughly described in Annex 6:

•

the Backstop Warrants would be freely allocated to the persons committed to backstop the subscription of the New Notes and Warrants #3 on the Reference Date, as provided for in the private placement agreement dated June 26, 2017 and pro rata their backstop commitment, it being specified that these persons constitute a category of persons meeting specified characteristics within the meaning of article L. 225-138 of the French Commercial Code; the removal of the preferential subscription right submitted to your approval is required to carry out the issuance of the Backstop Warrants in accordance with the provisions of the Safeguard Plan, and more generally the implementation of the Safeguard Plan;

•

the aggregate number of shares for which the Backstop Warrants issued pursuant to the twenty-fifth resolution could be exercised could not exceed 1.5% of the outstanding number of shares, after dilution resulting from (i) the implementation of the twentieth to twenty-second resolutions and (ii) the exercise of the Backstop Warrants, Coordination Warrants and Warrants #3, but prior to the exercise of the Warrants #1 and Warrants #2;

[18]

To the extent necessary, it is specified that, the claims holders that would be defaulting as part of the implementation of the “exchange”, where such default cannot be remedied, will be deemed to have elected for the repayment of their claims in respect of the “Multicurrency Revolving Agreement”, in principal plus accrued interests, over a ten-year period as from the date of the judgment sanctioning the Safeguard Plan (without being able to benefit from the initial upfront repayment up to a maximum amount of 150 million US dollars

[19]

These subscription commitments can be transferred in accordance with the terms of the private placement agreement dated June 26, 2017, which provides in particular for the assignee’s obligation to adhere to this agreement and the transfer of that number of Senior Notes that made them eligible to the transferred subscription commitment.

•

one (1) Backstop Warrant would give right to subscribe for one (1) new share at a price of 0.01 euro per share, i.e., considering the share capital reduction contemplated in the eighteenth resolution, a nominal value of 0.01 euro and no share premium (without prejudice to such subsequent adjustments as may be required by law and regulations and, where applicable, the contractual provisions of the Backstop Warrants), which should be paid in cash, the beneficiaries being responsible for resolving any matters of fractional shares;

•

the total nominal amount of the share capital increase (excluding the share premium) resulting from the exercise of the Backstop Warrants that may be issued pursuant to the twenty-fifth resolution could not exceed 116,079 euros by the issuance of 11,607,900 new shares. This ceiling would be raised, if necessary, by the nominal value of shares that must be issued to protect, as required by law, regulations and, as the case may be, the provisions of applicable agreements, the rights of holders of securities giving access to the share capital of the Company, and the maximum number of new shares would be increased accordingly; it is specified that the rights of holders of Backstop Warrants shall not be adjusted because of the completion of the transactions contemplated in the eighteenth to twenty-fourth and twenty-sixth resolutions;

•	it results from the foregoing that the aggregate number of Backstop Warrants issued pursuant to the twenty-fifth resolution could not exceed 11,607,900;

•

the Backstop Warrants could be exercised at any time during a period of six (6) months from the Restructuring Effective Date (as this term is defined in the eighteenth resolution); any Backstop Warrants which are not exercised within that period should lapse and lose all of their value and attached rights, subject to the extension cases referred to below;

•

in the event of a share capital increase, acquisition, merger, spinoff or issuance of new equity securities or securities giving access to the share capital of the Company, or of other financial transactions entailing a preferential subscription right or reserving a priority subscription for the Company’s shareholders, the Company would have the right to suspend the exercise of Backstop Warrants for a period not to exceed three months, or of such other length as may be determined by applicable regulations, in which case the exercise period of the Backstop Warrants shall be extended accordingly;

•	the shares issued as a result of the exercise of Backstop Warrants would be fully paid up upon subscription, in cash;

•

in accordance with article L. 225-132 paragraph 6 of the French Commercial Code, the decision to issue Backstop Warrants would include as of right the waiver by the shareholders of their preferential subscription right to subscribe to shares to which the said Backstop Warrants will give access;

•

the shares issued as a result of the exercise of Backstop Warrants would immediately qualify for dividends and would be fully fungible with existing shares and subject to all of the provisions of the articles of association and decisions of the shareholders’ meeting from their issuance date; and

•	the Backstop Warrants would be freely tradeable and would be eligible for trading through Euroclear France.

It is also proposed to give full powers to the Board of Directors (with the authority to sub-delegate in accordance with applicable law and the terms of the twenty-fifth resolution), to implement this delegation, and in particular to decide the characteristics of the issuance and of the securities not set in the twenty-fifth resolution.

The free allocation of the Backstop Warrants and their exercise price derive from the negotiations that led to an agreement between the Company, the members of the ad hoc Secured Lenders committee, the members of the ad hoc Senior Noteholders committee and DNCA about the Safeguard Plan, such plan having afterwards been approved by a unanimous vote of the participating Secured Lenders and by 93.5% of the votes cast at the bondholders’ general meeting (gathering the holders of Convertible Bonds as well as those of Senior Notes).

It is specified that the twenty-fifth resolution would be implemented only after, and subject to, the prior completion of the share capital reduction contemplated in the eighteenth resolution. The ceilings on the share capital increase set in the twenty-fifth resolution have been determined after taking into account the effect of the aforementioned share capital reduction and are independent of the ceilings considered in the other resolutions submitted to this shareholders’ meeting, it being specified that the ceilings on share capital increase provided for in the twenty-fifth resolution shall be charged against the overall ceiling for the authorizations of issue of the twenty-seventh resolution.

Twenty-sixth resolution

(Delegation of authority to the Board of Directors to increase the share capital by issue of shares or securities giving access to the share capital of the Company, with removal of the shareholders’ preferential subscription right in favor of the members of a Company Savings Plan)

In order to comply with the statutory obligation that arises when a share capital increase (or a delegation to carry out a share capital increase) is submitted to the general meeting, we suggest, subject to the approval of the eighteenth to twenty-fifth and twenty-seventh resolutions, that you delegate to the Board of Directors, for a period of twenty-six (26) months from the date of this shareholders’ meeting, your authority to increase, on one or several occasions, in proportion and time period determined by the Board, the share capital of the Company within a limit of a maximum nominal value (excluding share premium) of 115,800 euros (to which will be added, as the case may be, any additional number of shares to be issued in accordance with laws, regulations or, as the case may be, contractual provisions, in order to protect the rights of holders of securities granting access to the share capital of the Company) by way of issuance of shares or securities giving access the share capital reserved to the members of a Company Savings Plan; such amount being included into the aggregate amount set forth in the twenty-seventh resolution submitted to this general meeting.

We draw your attention to the fact that as of December 31, 2016, in the context of the existing Company Savings Plan, the employees held 0.0012 % of the share capital and 0.0024 % of the voting rights.

The Board of Directors would be entitled to grant free shares or other securities giving access to the share capital of the Company, provided that the total advantage resulting therefrom and, as the case may be, from the discount on the share subscription price, would not exceed the limits provided for by the law and regulations.

The issue price for the new shares and for other securities giving access to the Company’s share capital would be set by the Board of Directors in accordance with the law and regulations, with the understanding that, in accordance with the above-cited articles L. 3332-18 to L. 3332-24 of the French Labor Code, the discount set by reference to the average of the listed CGG share prices on the regulated market of Euronext in Paris over the twenty trading days preceding the date of the decision of the Board of Directors, or its delegate, setting the opening date of subscriptions, would not exceed 20%. We suggest that you expressly authorize the Board of Directors to reduce or cancel said discount if it deems it necessary, including to comply with international accounting standards or, inter alia, the legal, accounting, tax and social systems of the countries in which certain beneficiaries reside.

The characteristics of the other securities with deferred access to the share capital of the Company would be determined by the Board of Directors in accordance with applicable regulations.

The shareholders’ preferential subscription right to subscribe to newly issued shares and securities with deferred access to the share capital which may result from the issue authorized and delegated hereby would be waived in favor of the members of the Company Savings Plan. The removal of the preferential subscription right submitted to your approval is necessary to comply with articles L. 3332-18 to L. 3332-24 of the French Labor Code.

It is also proposed to grant full powers to the Board of Directors (with the right to sub delegate such powers), in accordance with applicable law and the terms of the twenty-sixth resolution, in order to implement this delegation.

If the present authorization is approved, it will supersede all prior authorizations relating to the increase of the share capital by issue of shares or securities giving access to the share capital of the Company, to the members of a Company Savings Plan, terminate the authorization granted to the Board of Directors by the general meeting held on May 27, 2016 in its sixteenth resolution.

Twenty-seventh resolution

(Overall ceiling for the authorizations of issue)

We propose, subject to the approval of the eighteenth to twenty-fifth resolutions, that you set to:

•

8,415,631 euros the ceiling of the aggregate nominal amount of immediate or future share capital increases that may be implemented under the authority delegated to the Board of Directors pursuant to the nineteenth to twenty-sixth resolutions of this meeting, it being specified that, if necessary, this ceiling may be increased by the nominal value of the shares to be issued to protect the rights of holders of securities giving access to the share capital of the Company, in accordance with the law, regulations and, where applicable, contractual provisions;

•

6,890,631 euros the ceiling of the aggregate nominal amount of immediate or future share capital increases that may be implemented under the authority delegated to the Board of Directors pursuant to the twenty-first to twenty-sixth resolutions of this meeting, without shareholders’ preferential subscription right, it being specified that, if necessary, this ceiling may be increased by the nominal value of the shares to be issued to protect the rights of holders of securities giving access to the share capital of the Company, in accordance with the law, regulations and, where applicable, contractual provisions.

Twenty-eighth resolution

(Amendment of article 8 of the articles of association, relating to the appointment of employee representatives on the Board of Directors and technical amendments)

In accordance with article L. 225-27-1 of the French Commercial Code, the articles of association of the companies which record at least 5,000 permanent employees within the company and its direct or indirect subsidiaries, in France or abroad, for two consecutive financial years, shall allow the designation of members representing the employees at the Board of Directors.

We remind you that the Group, which employs more than 5,000 employees worldwide, is subject to this obligation since the entry into force of the French law n° 2015-994 of August 17, 2005. In accordance with the interim provisions set out in article 11 of the aforementioned law, the Company is required to amend its articles of association in order to provide for the designation of director(s) representing the employees no later than 6 months following the end of the financial year 2017, i.e. June 30, 2018.

In this context, we propose to amend, effective from the date of the general meeting, i.e. October 31, 2017, article 8 “Board of Directors” of the Company’s articles of association, as follows. In accordance with applicable law, the draft has been submitted to the Group committee for its opinion; the Group Committee rendered a positive opinion. Subject to the approval of the proposed amendment by the general meeting, the appointment of the director(s), representing the employees would occur within the 6 months following the date of the general meeting.

It is also proposed to amend paragraph 4 of article 8 “Board of Directors” of the Company’s articles of association with technical amendments to reflect certain provisions being obsolete.

Old version	New version

1.      The Company is managed by a Board of at least six members and at most fifteen members appointed during the Company’s lifetime by the Ordinary Shareholders’ Meeting, unless a decision increases this maximum to a higher number in the event of merger.

1.      The Company is managed by a Board of, in addition to the directors referred to in paragraph 6 below, at least six members and at most fifteen members appointed during the Company’s lifetime by the Ordinary Shareholders’ Meeting, unless a decision increases this maximum to a higher number in the event of merger.

2.      A legal entity may be duly appointed as a Director.

When appointed, any such legal entity must appoint a permanent representative who is bound by the same conditions and duties and incurs the same liabilities just as if he were a director in his own name, without prejudice to the joint liability of the legal entity which he represents. If the legal entity dismisses its representative, it must proceed to his replacement at the same time.

2.      A legal entity may be duly appointed as a Director.

When appointed, any such legal entity must appoint a permanent representative who is bound by the same conditions and duties and incurs the same liabilities just as if he were a director in his own name, without prejudice to the joint liability of the legal entity which he represents. If the legal entity dismisses its representative, it must proceed to his replacement at the same time.

Old version	New version

3.      In the event of vacancy by decease or by the resignation of one or several directors, the Board of Directors may - between two Shareholders’ Meetings - make temporary appointments.

The director appointed in replacement of another director remains in office only for the term remaining to run of his predecessor’s term of office.

When the number of directors has fallen below the legal minimum required, the remaining directors must immediately convene the Ordinary Shareholders’ Meeting with a view to completing membership of the Boar.

When the number of directors has fallen below the number required by the Articles of Association - without however being less than the legal minimum - the Board of Directors must proceed to make temporary appointments with a view to completing its membership within a period of three months from the day the vacancy occurred.

Any temporary appointments made the Board are subject to ratification by the earliest Ordinary Shareholders’ Meeting. Failing ratification, the decisions made and the acts accomplished previously by the Board shall remain nonetheless valid.

3.      In the event of vacancy by decease or by the resignation of one or several directors, the Board of Directors may - between two Shareholders’ Meetings - make temporary appointments.

The director appointed in replacement of another director remains in office only for the term remaining to run of his predecessor’s term of office.

When the number of directors has fallen below the legal minimum required, the remaining directors must immediately convene the Ordinary Shareholders’ Meeting with a view to completing membership of the Boar.

When the number of directors has fallen below the number required by the Articles of Association - without however being less than the legal minimum - the Board of Directors must proceed to make temporary appointments with a view to completing its membership within a period of three months from the day the vacancy occurred.

Any temporary appointments made the Board are subject to ratification by the earliest Ordinary Shareholders’ Meeting. Failing ratification, the decisions made and the acts accomplished previously by the Board shall remain nonetheless valid.

4.      As of the general meeting to be held to approve the 2007 financial statements, the directors are appointed for a four-year term. However, the terms of directors that are currently in force will remain until expiration of their term as initially set.

The office of a director comes to an end at the end of the Ordinary Shareholders’ Meeting deciding on the last financial statements and held within the year during which said term of office expires.

The Board is renewed every year by an adequate number of members so that the term of office of each director shall not exceed six years. Renewal takes place by order of seniority of appointment.

Directors are always eligible for re-election.

They may be dismissed at any time by the Ordinary Shareholders’ Meeting.

4.      The directors are appointed for a four-year term.

The office of a director comes to an end at the end of the Ordinary Shareholders’ Meeting deciding on the last financial statements and held within the year during which said term of office expires.

The Board is renewed every year by an adequate number of members so that the term of office of each director shall not exceed six years. Renewal takes place by order of seniority of appointment.

Directors are always eligible for re-election.

They may be dismissed at any time by the Ordinary Shareholders’ Meeting.

Old version	New version

5. Throughout his term of office, each director must own at least one share.	5. Throughout his term of office, each director must own at least one share.

6.      If the Company satisfies the conditions of article L. 225-27-1 of the French Commercial Code, the Board of Directors includes, in addition, one or two directors representing the employees.

These directors representing the employees are appointed by the Group Committee, in accordance with the following rule:

•       where the number of members of the Board of Directors, as calculated in accordance with article L. 225-27-1-II of the French Commercial Code, is twelve or less, the Group Committee appoints one director representing the employees;

•       where the number of members of the Board of Directors, as calculated in accordance with article L. 225-27-1-II of the French Commercial Code, is more than twelve, the Group Committee appoints two directors representing the employees. If the number of members of the Board of Directors, as calculated in accordance with article L. 225-27-1-II of the French Commercial Code, increases to more than 12 following an Ordinary Shareholders’ Meeting, and a first director representing the employees has been appointed, the Group Committee will appoint a second director representing the employees within six months of the Ordinary Shareholders’ Meeting concerned.

The above threshold of twelve members of the Board of Directors is determined on the date of appointment of the director or directors representing the employees.

The director or directors appointed by the Group Committee to represent the employees must meet the criteria set by the French Commercial Code. The provisions of paragraphs 2 through 5 (included) above do not apply to the directors representing the employees.

Old version	New version

The terms of office of directors representing the employees will commence on the date of their appointment and will last four years, expiring at the end of the Ordinary Shareholders’ Meeting deciding on the last financial statements and held within the year during which said term of office expires. They can be reappointed.

The term of office of a director representing the employees shall also expire as provided for by law and in this article, including in the event that his employment contract is terminated. In accordance with article L. 225-32 of the French Commercial Code, directors representing the employees may only be removed for failure to perform the duties of their office, by decision of the president of the civil court (président du tribunal de grande instance) in summary proceedings (en la forme des référés) upon application by the majority of the members of the Board of Directors.

If the seat of a director representing the employees becomes vacant for any reason whatsoever, the vacancy shall be filled in the manner set forth in article L. 225-34 of the French Commercial Code.

If the number of members of the Board of Directors, as calculated in accordance with article L. 225-27-1-II of the French Commercial Code, falls to twelve or fewer, the terms of office of the two directors representing the employees shall continue until their scheduled expiration.

If the conditions of article L. 225-27-1 of the French Commercial Code requiring the appointment of at least one director representing the employees are no longer satisfied, the terms of office of the director or directors representing the employees shall expire at the end of the Ordinary Shareholders’ Meeting which approved the financial statements for the year in which those conditions ceased to be satisfied.

To the extent necessary, it is specified that failure by the Group Committee to appoint a director representing the employees, as required by law and this article (for any reason and including in the event that it is delayed) shall not affect the validity of the decisions made by the Board of Directors.

6.      The Board of Directors determines the strategy of the Company and sees its implementation. Subject to the powers expressly attributed to shareholders’ meetings, and within the limits of the purpose of the Company, it considers any question relating to the proper functioning of the Company and by discussion settle the affairs which concern it.

7.      The Board of Directors determines the strategy of the Company and sees its implementation. Subject to the powers expressly attributed to shareholders’ meetings, and within the limits of the purpose of the Company, it considers any question relating to the proper functioning of the Company and by discussion settle the affairs which concern it.

Old version	New version

The Board of Directors carries out any controls and checks it deems necessary. The Chairman or the Chief Executive Officer of the Company must provide each Director with all documents and information necessary for the accomplishment of his mission.

The Board of Directors carries out any controls and checks it deems necessary. The Chairman or the Chief Executive Officer of the Company must provide each Director with all documents and information necessary for the accomplishment of his mission.

7.      The Board of Directors may confer on one or more of its Members or on third parties, whether they are shareholders or not, any special mandates for one or more specific objectives.

It may decide to create committees responsible for examining questions which it or its Chairman submit to them for their opinion. It will establish the composition and the attributions of committees which exercise their activity under its authority.

8.      The Board of Directors may confer on one or more of its Members or on third parties, whether they are shareholders or not, any special mandates for one or more specific objectives.

It may decide to create committees responsible for examining questions which it or its Chairman submit to them for their opinion. It will establish the composition and the attributions of committees which exercise their activity under its authority.

Twenty-ninth resolution

(Amendment of article 4 of the articles of association, relating to the transfer of the registered office)

With the twenty-ninth resolution, it is proposed to amend article 4 of the Company’s articles of association relating to the authority of the Board of Directors with respect to the transfer the Company’s registered office. This amendment would allow the Company’s articles of association to be aligned with the new drafting of Article L.225-36 of the Commerce code.

We suggest to amend, effective today, article 4 of the Company’s by-laws as follows:

Old version	New version

The registered office will be at Tour Maine Montparnasse, 33 avenue du Maine, 75015 Paris.	The registered office will be at Tour Maine Montparnasse, 33 avenue du Maine, 75015 Paris.

It may be transferred to any other place in the same “département” (County) or to one of the adjacent “départements” by mere decision of the Board of Directors, subject to said decision being ratified by the earliest Ordinary Shareholders’ Meeting, and it may be transferred anywhere else by a decision of the Extraordinary Meeting.

It may be transferred to any other place in France by mere decision of the Board of Directors, subject to said decision being ratified by the earliest Ordinary Shareholders’ Meeting.

Offices, agencies and branch offices may be established in any countries.	Offices, agencies and branch offices may be established in any countries.”

Thirtieth resolution

(Powers)

The thirtieth resolution is a standard resolution granting necessary powers to proceed with publication and formalities required by French law after the meeting.

The tables summarizing the status of the delegations and financial authorization in force during year 2016 and until September 30, 2017 are set forth in Annex 7.

***

Signed at Paris,

On October 9, 2017

The Board of Directors

List of Annexes:

Annex 1.	Draft main characteristics of new notes in exchange for claims under Secured Loans

Annex 2.	Draft main characteristics of Warrants #1

Annex 3.	Draft main characteristics of Warrants #2

Annex 4.	Draft main characteristics of New Notes and Warrants #3

Annex 5.	Draft main characteristics of Coordination Warrants

Annex 6.	Draft main characteristics of Backstop Warrants

Annex 7.	Tables summarizing the use of financial delegations and authorization during the 2016 fiscal year and until September 30, 2017

Annex 1

Draft main characteristics of new notes (the “New First Lien Notes”) in exchange for claims under Secured Loans

The characteristics of the New First Lien Notes shall be those described below:

•

Notes governed by New York law, issued on a pari passu and pro rata basis of the principal amount of the Secured Loans, after deduction of the Upfront Pay Down (of a maximum amount of 150 million of US Dollars) out of the New Money proceeds and the Rights Issue with PSR. Any accrued and unpaid interest and fees in respect of the Secured Loans as at the Restructuring Effective Date shall be repaid in cash on such date, it being specified that no default interest shall apply;

•	Issuer: CGG Holding (U.S.) Inc.;

•	Currency: US Dollars;

•	Maturity: 5 years after the Restructuring Effective Date;

•	Repayment: Bullet repayment on maturity, excluding mandatory or optional redemption event provided in the relevant documentation;

•	Coupon:

(i)	floating LIBOR (subject to a floor of 100 bps) plus 650 bps per annum in cash; and

(ii)

PIK interest, the rate thereof is definitively set on the Restructuring Effective Date, based on the aggregate principal amount outstanding under the New First Lien Notes immediately following the Restructuring Effective Date after taking into account the Upfront Pay Down (the “Outstanding Amount”), defined as follows:

•	2.50% per annum PIK if the Outstanding Amount is greater than or equal to USD 700 million;

•	between 1.25% and 2.5% per annum PIK if the Outstanding Amount is equal to or greater than USD 600 million (included) but less than USD 700 million (excluded); and

•	between 0% and 1.25% per annum PIK if the Outstanding Amount is equal to or greater than USD 500 million (included) but less than USD 600 million (excluded).

No PIK interest will be due if the Outstanding Amount is less than USD 500 million.

Coupon shall be paid or capitalised (as applicable) on a quarterly basis, commencing on the date that falls 3 months after the Restructuring Effective Date.

•	Early Redemption:

•	Optional redemption by the Company:

(aa)

New First Lien Notes will be fully, redeemable (excluding any partial redemption) at par without any fee; (it being specified that any early repayment made as from 3 months of the Restructuring Effective Date will result in the payment of the Rollover Fee) for a 6-month period as from the Restructuring Effective Date;

(bb)

New First Lien Notes will be redeemable, from the date that falls 6 months and 1 day after the Restructuring Effective Date to the date that falls 36 months after the Restructuring Effective Date, only subject to the payment by the Company of a customary make whole fee, the terms of which are detailed in the indenture of the New First Lien Notes;

(cc)	From the first day following the expiry of a 36-month period after the Restructuring Effective Date onwards, the New First Lien Notes are fully or partially redeemable at par without any fee;

•	Mandatory redemption under the terms described in the indenture of the New First Lien Notes, especially in the following cases:

(aa)

Default cases: the indenture of the New First Lien Notes contains certain usual default cases, the occurrence of which will enable the creditors to immediately request the payment of all or part of the amounts remaining due under the of the New First Lien Secured Notes, including the following:

•	the non-payment of sums in the form of interest, principal or premium that would be due under the New First Lien Notes;

•	the non-compliance by the relevant entities of the Group with their commitments under the indenture of the New First Lien Notes (including the financial commitment described below);

•	the non-payment or early repayment of any indebtedness of the Company, or certain of its subsidiaries, for a cumulative amount of more than USD 25 million;

•	any enforcement of security interests for an amount of more than USD 25 million that is not cancelled within 40 days;

•	in the event of the occurrence of certain events related to financial difficulties affecting the Company, CGG Holding (U.S.) Inc. or a significant subsidiary.

(bb)

Change of Control: the indenture of the New First Lien Notes provides, in the event of a change of control of the Company, that each holder of the New First Lien Notes will have the right to require the Company to acquire all or part of the debt of such holder of New First Lien Notes at a cash settled price equal to 101% of the principal amount of such debt and accrued and unpaid interest on the date of acquisition.

•	Security interests and guarantees granted:

•

The guarantees granted under the New First Lien Notes will be the same as those existing under the Secured Loans, which will be released in accordance with Section 4.3.1.3. of the safeguard plan, save that the following companies will not be guarantors: CGG Marine Resources Norge AS, CGG Holding I UK, CGG Holding II UK, Sercel Inc. and Sercel GRC-Corp (the “Excluded Guarantors”);

•

The security interests granted under the New First Lien Notes will be the same as those existing under the Secured Loans, subject to a few adjustments notably (i) a release of the security interests granted by the Excluded Guarantors, (ii) release of the security interests granted over the streamers, the related leases, and other marine equipment granted by CGG Marine B.V., (iii) pledge of the shares of CGG Marine Resources Norge AS and shares of Excluded Guarantors held by the other guarantors under the New First Lien Notes or CGG Holding (U.S.) Inc. (the “New Guarantors”); (iv) the entering into control agreements over bank accounts and securities accounts located in the United States opened in the name of the US New Guarantors (other than in respect of (A) payroll accounts and withholding tax accounts, (B) escrow, fiduciary and trust accounts to the extent held for other persons and (C) accounts below a certain threshold); and (v) security interests over intellectual property of the New Guarantors registered in the United States;

•	Additional security interests will be granted if the outstanding amount of the gross secured debt exceeds USD 800 million (with a coverage ratio of 1.5x for any amount in excess of USD 800 million).

•	Covenants:

•

Financial covenants: the Group’s cash flow and equivalents cash flow (as defined in IFRS) must not be less than USD 185 million (or an equivalent amount in other currencies) to the last day of each financial quarter;

•

Other covenants: the indenture of the New First Lien Notes includes certain customary negative covenants, which will limit, for the Company and certain of its subsidiaries and subject to certain exceptions and limitations, the possibility of realizing certain transactions such as making certain distributions to shareholders, disposing of assets or making sale-and-leaseback transactions, modifying the nature of the business of the Company or certain of its subsidiaries, carrying out share capital increases, repaying certain debts subordinated to the New First Lien Notes, raising debt or granting new security interests and guarantees.

•	Other characteristics:

•

Possibility to incur additional indebtedness up to USD 200 million which would rank pari passu with the New First Lien Notes (up to USD 900 million for the total amount of such additional indebtedness and the New First Lien Notes, and subject to certain conditions) to finance the growth of the Group;

•	The right of first refusal of creditors under the New First Lien Notes to make a new secured pari passu loan if its cost is higher than the one in place.

•

Intercreditor agreement: the Company, CGG Holding (U.S.) Inc., certain other group companies that are guarantors of the New First Lien Notes and the New Notes (such guarantors, together with the Company and CGG Holding (U.S.) Inc., the “Obligors”), The Bank of New York Mellon, London Branch, as trustee and collateral agent under the First Lien Notes, The Bank of New York Mellon, London Branch, as trustee and collateral agent under the New Notes and certain other agents will enter into an intercreditor agreement (the “Intercreditor Agreement”), providing for the treatment of the guarantees and security interests between the said creditors and whose significant provisions of this agreement are summarized below.

The Intercreditor Agreement sets out the following ranking and priority of payment, among others: (i) expenses incurred by the trustees, agents and holders of the New First Lien Notes and the New Notes in connection with enforcement actions, (ii) liabilities under the New First Lien Notes up to an agreed amount, (iii) liabilities under the New Notes up to an agreed amount, (iv) any additional liabilities under the New First Lien Notes and (v) any additional liabilities under the New Notes.

The Intercreditor Agreement also sets out:

•

the ranking of certain rights to security granted by the Obligors in favor of the Secured Parties under the First Lien Notes and the Secured Parties under the New Notes, and certain circumstances under which such security can be enforced;

•	conditions under which the Secured Parties under the New Notes are prohibited from exercising any enforcement actions or remedies;

•	restrictions on actions permitted to be taken by the Secured Parties under the New Notes during a bankruptcy proceeding; and

•	the order in which amounts received by the Secured Parties under the New First Lien Notes and New Notes will be applied in certain circumstances;

•

Rollover Fee: if the New First Lien Notes have not been refinanced in full on or before the date that falls 3 months after the Restructuring Effective Date, an additional PIK fee (the “Rollover Fee”) will be paid to the creditors under the New First Lien Notes in the amount that represents 3% of the principal amount of the New First Lien Notes issued on or before the Restructuring Effective Date, after taking into account the Upfront Pay Down;

•	Listing: the New First Lien Notes will be listed on the Euro MTF of the Luxembourg Stock Exchange;

•

Exchange rate: the USD amount of the claims in respect of the euro drawings under the Multicurrency Revolving Facility Agreement dated July 31, 2013 will be calculated using the Reuters EUR/USD exchange rate applicable as at midday (CET) five Business Days prior to the exchange of the Multicurrency Revolving Facility Agreement into New First Lien Notes.

Annex 2

Draft main characteristics of Warrants #1

The characteristics of the Warrants #1 shall substantially be those described below:

Warrants #1 (as defined below) do not grant their holders the rights or privileges attached to Shares (as defined below) (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof) until such Warrants #1 are exercised by their holders and Shares are received as a result such exercise.

1.	Definitions

In these terms and conditions, the capitalized terms shall have the following meaning:

“BALO”	shall have the meaning ascribed to it in section 8.

“Business Day”	means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Luxembourg, Paris and New York.

“Calculation Agent”	shall have the meaning ascribed to it in section 16.

“Centralising Agent”	shall have the meaning ascribed to it in section 16.

“Exercise Date”	shall have the meaning ascribed to it in section 7.

“Exercise Period”	shall have the meaning ascribed to it in section 7.

“Exercise Ratio”	shall have the meaning ascribed to it in section 7.

“Expert”	refers to an independent expert of international reputation chosen by the Company.

“Historical Shareholders”

means all the holders of Shares entitled to receive the preferential subscription rights relating to the Rights Issue (excluding, for the avoidance of doubt, the Company in relation to any treasury Shares).

“Holder(s) of Warrants #1”	refer(s) to holder(s) of Warrants #1.

“Issue Date”	means, in respect of the Warrants #1, the date on which the Warrants #1 are issued which shall be no later than the Restructuring Effective Date.

“Maturity Date”	shall have the meaning ascribed to it in section 7.

“Record Date”	shall have the meaning ascribed to it in section 11.

“Representative”	shall have the meaning ascribed to it in section 14.

“Restructuring”	means the balance sheet restructuring transactions of the Company and its subsidiaries as described in the Safeguard Plan.

“Restructuring Effective Date”

means the date on which all of the conditions to effectiveness of (i) the chapter 11 plan and (ii) the safeguard plan or the rehabilitation plan (if applicable) have been satisfied or waived in accordance with their terms, which (i) shall include (for the avoidance of doubt) completion of all steps and actions to implement and consummate the Restructuring, including the issuances of all relevant debt instruments and securities, (ii) shall not include expiry of any applicable remedy or challenge period(s) and (iii) is expected to be no later than 28 February 2018.

“Rights Issue”

means the share capital increase with preferential subscription rights by issuance of new shares with attached warrants, authorised by the shareholders General Meeting dated 31 December 2017 and decided by [its chief executive officer (directeur général) on [•] upon delegation of] the Board of Directors dated [•].

“Share(s)”	refers to an (the) ordinary share(s) issued by the Company with a nominal value of Euro 0.01 as at the Issue Date.

“Trading Day”	means any day on which Euronext Paris provides for shares to be listed on its market, other than a day on which trading ceases prior to the usual closing time.

“Warrants #1”	means the warrants (bons de souscription d’actions) issued on the Issue Date by the Company and granted for free to the Historical Shareholders.

“Warrants #1 Issue”

means the issuance of Warrants #1, authorised by the shareholders General Meeting dated 31 December 2017 and decided by [its chief executive officer (directeur général) on [•] upon delegation of] the Board of Directors dated [•].

2.	Type and class of Warrants #1 for which admission to trading is requested

Warrants #1 shall be securities giving access to the share capital within the meaning of Article L. 228-91 et seq. of the French Code de commerce.

Warrants #1 will start trading on the regulated market of Euronext Paris on the Issue Date under an ISIN Code which will be communicated at a later stage. No request for admission to trading on another market has been made nor is it foreseen.

3.	Applicable law and courts of competent jurisdiction

The Warrants #1 are governed by French law. The courts having jurisdiction in the event of a dispute are those where the registered office of the Company is located if the Company is the defendant and are designated according to the nature of the dispute, unless otherwise provided for by the French Code de procédure civile.

4.	Form and method of registration in accounts of the Warrants #1

Warrants #1 may be held as registered (nominatif) or bearer (au porteur) securities at the option of the Holders of Warrants #1.

In accordance with Article L. 211-3 of the French Code monétaire et financier, the Warrants #1 are required to be registered in securities accounts held by the Company or an authorised intermediary, as the case may be.

Consequently, the rights of Holders of Warrants #1 will be recorded as book-entries in securities accounts opened in their name and held by:

•	the authorised intermediary which will be appointed at a later stage by the Company, for Warrants #1 held in fully registered form (forme nominative pure);

•

an authorised financial intermediary of their choice and by the authorised intermediary which will be appointed at a later stage by the Company, for Warrants #1 held in administered registered form (forme nominative administrée); or

•	an authorised financial intermediary chosen by the relevant Holder of Warrants #1 held in bearer form (au porteur).

No physical document of title (including representative certificates pursuant to Article R. 211-7 of the French Code monétaire et financier) will be issued to represent the Warrants #1.

In accordance with Articles L. 211-15 and L. 211-17 of the French Code monétaire et financier, transfer of the Warrants #1 is made by account transfers, and the transfer of ownership of the Warrants #1 will occur once they are recorded as book-entries in the acquirer’s securities account.

Application will be made to admit the Warrants #1 for clearance through Euroclear France, which will be responsible for clearing the Warrants #1 between account holders. In addition, application will also be made for clearance of the Warrants #1 through Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme (Luxembourg).

The Warrants #1 will be recorded as book-entries in securities accounts on the Issue Date which shall occur no later than the Restructuring Effective Date.

5.	Currency of the issue

The issue will be completed in euros.

6.	Number of Warrants #1

The total number of Warrants #1 to be issued on the Issue Date shall be equal to the total number of Shares (excluding, for the avoidance of doubt, any treasury Shares held by the Company) as at the record date for shareholders to receive preferential subscription rights relating to the Rights Issue (the “FW Record Date”). For information purposes, as of 30 September 2017, the number of Shares is 22,133,149, therefore the number of Warrants #1 would be 22,133,149 if issued as of the date hereof.

The number of Warrants #1 to be allocated for free to each Historical Shareholder will be equal to the number of Shares such Historical Shareholder holds on the FW Record Date.

The number of Warrants #1 to be issued on the Issue Date shall be published by the Company as soon as possible from the Issue Date on the Company’s website at www.cgg.com and in a notice to be issued by Euronext Paris.

7.	Issue date, Exercise Price, Exercise Period and Exercise Method

The Warrants #1 will be issued on the Issue Date.

Subject to provisions of sections 10, 11 and 12 below, three (3) Warrants #1 will entitle their holder to subscribe to four (4) new Shares (the “Exercise Ratio”), at a subscription price of 3.12 euros per new Share. The Warrants #1 may only be exercised in exchange for a whole number of Shares (see section 12).

The Exercise Ratio may be adjusted following transactions implemented by the Company after the Issue Date, in accordance with applicable French laws and regulations, in order to maintain the rights of the Holders of Warrants #1, as described in section 11. For the avoidance of doubt, the Exercise Ratio shall not be adjusted as a result of the completion of the issuances of all relevant instruments and securities to implement and consummate the Restructuring, as those issuances of instruments and securities have already been taken into account to define the terms and conditions of the Warrants #1.

The Warrants #1 shall become exercisable as from the Restructuring Effective Date until the fourth anniversary of the Restructuring Effective Date (included) (the “Exercise Period”).

The Company will issue a press release indicating the Restructuring Effective Date as soon as possible from the Restructuring Effective Date.

The Warrants #1 shall expire at the close of trading on Euronext Paris (5:30 p.m., Central European time) on the Business Day corresponding to the fourth anniversary of the Restructuring Effective Date (or the first Business Day following the fourth anniversary of the Restructuring Effective Date if such date is not a Business Day) or earlier upon (i) liquidation of the Company or (ii) redemption of all the Warrants #1 in accordance with section 13 (the “Maturity Date”).

To exercise Warrants #1, a holder must:

•

send (a) a request and (b) if it is located in the United States, an executed investor letter, (i) to its accredited financial intermediary, for the Warrants #1 held in bearer form (forme au porteur) or in administrative registered form (forme nominative administrée), or (ii) to the agent who will be appointed at a later stage by the Company, for Warrants #1 held in registered form (forme nominative pure); and

•	pay in cash the amount due to the Company as a result of the subscription of the Warrants #1.

The Centralising Agent (as defined in section 16), ensuring centralisation of these transactions will be appointed at a later stage by Company.

The date of exercise (the “Exercise Date”) in respect of any Warrants #1 shall be the date on which the last of the following conditions is met:

•	the Warrants #1 have been transferred by the accredited financial intermediary to the Centralising Agent;

•	the amount due to the Company as a result of the exercise of the Warrants #1 is received by the Centralising Agent.

Delivery of Shares issued upon exercise of Warrants #1 shall take place at the latest on the fifth (5th) Trading Day after their Exercise Date.

In the event of any transaction giving right to an adjustment pursuant to section 11 and for which the Record Date (as defined in section 11) is between (i) the Exercise Date (inclusive) of the Warrants #1 and (ii) the delivery date of the Shares issued upon exercise of Warrants #1 (excluded), the Holders of Warrants #1 shall not be entitled to take part in such transaction, subject to their right to adjustment in accordance with section 11 at any time up to (but excluding) the delivery date of the Shares.

8.	Suspension of the exercise of Warrants #1

In the event of an increase in share capital, merger (absorption or fusion), spin-off (scission) or issuance of new equity securities or securities giving access to the capital, or other financial transactions conferring preferential subscription rights or reserving a priority subscription period for the benefit of shareholders of the Company, the Company will be entitled to suspend the exercise of the Warrants #1 for a period that shall not exceed three months or such other period as may be established by applicable regulations. The Company’s decision to suspend the exercise of the Warrants #1 will be published (so long as required by French law) in the Bulletin des Annonces légales obligatoires (“BALO”). This notice will be published at least seven days prior to the date on which such suspension comes into effect and will indicate both the date on which the suspension comes into effect and the date on which it comes to an end. This information will also be published on the Company’s website at www.cgg.com and in a notice to be issued by Euronext.

9.	Ranking of Warrants #1

Not applicable.

10.	Amendment of the rules on distribution of profits and amortization, legal form or corporate purpose of the Company - reduction of the share capital of the Company resulting from losses

In accordance with the provisions of Article L. 228-98 of the French Code de commerce,

(i)	the Company may change its corporate form or corporate purpose without requesting the approval of the general meeting of Holders of Warrants #1;

(ii)

the Company may, without requesting authorisation from the general meeting of Holders of Warrants #1, redeem its share capital, change its profit distribution or issue preferred shares, provided, so long as any Warrants #1 are outstanding, that it takes the necessary measures to preserve the Holders of Warrants #1’ rights (see section 11);

(iii)

in the event of a reduction of the share capital of the Company resulting from losses and realised through the decrease in the par value or of the number of Shares comprising the share capital, the rights of the Holders of Warrants #1 will be reduced accordingly, as if they had exercised their Warrants #1 before the date such share capital reduction occurred. In the event of a reduction of the share capital by a decrease in the number of Shares, the new Exercise Ratio will be equal to the product of the Exercise Ratio in effect before the decrease in the number of Shares and the following ratio:

Number of Shares comprising the share capital after the transaction
Number of Shares comprising the share capital before the transaction

In accordance with Article R. 228-92 of the French Code de commerce, if the Company decides to issue, in any form whatsoever, new Shares or securities giving access to the share capital with preferential subscription rights reserved for shareholders, to distribute reserves, in cash or in kind, to issue premiums or to change the distribution of its profits by creating preferential shares, it will inform the Holders of Warrants #1 by a notice published in the BALO (so long as required by French law).

11.	Maintenance of rights of the Holders of Warrants #1

Subsequent to any of the following transactions:

1.	financial transactions with listed preferential subscription rights or by the free distribution of listed warrants;

2.	the free distribution of Shares to shareholders, Share split or reverse Share split;

3.	the capitalisation of reserves, profits or premiums through an increase in the nominal value of the Shares;

4.	the distribution of reserves or premiums, in cash or in kind;

5.	the free distribution to the Company’s shareholders of any financial instrument other than the Shares;

6.	a merger (absorption or fusion) or spin-off (scission);

7.	a repurchase by the Company of its own Shares at a price higher than the market price;

8.	the redemption of share capital;

9.	a change in profit distribution and/or the creation of preferred shares; and

which the Company may carry out after the Issue Date, for which the Record Date (as defined below) occurs before the delivery date of Shares issued upon exercise of the Warrants #1, the rights of Holders of Warrants #1 will be maintained until the delivery date (excluded), by means of an adjustment to the Exercise Ratio, in accordance with the terms set forth below.

The “Record Date” is the date on which the holding of Shares is fixed so as to determine which shareholders are beneficial owners of a transaction or may participate in a transaction, and in particular to which shareholders, a distribution, or an allotment, announced or approved on or before such date, should be paid or delivered.

This adjustment will be carried out such that the value of the Shares that would have been allocated if the Warrants #1 had been exercised immediately before the completion of any of the transactions listed above is equal, to the nearest thousandth of a Share, to the value of the Shares to be allocated upon exercise of the Warrants #1 immediately after the completion of such a transaction.

In the event of adjustments carried out in accordance with paragraphs 1 to 9 below, the new Exercise Ratio will be calculated to three decimal places by rounding to the nearest thousandth (with 0.0005 being rounded upwards to the nearest thousandth, i.e., 0.001). Any subsequent adjustments will be carried out on the basis of such newly calculated and rounded Exercise Ratio. However, because the Exercise Ratio may result only in the allocation of a whole number of Shares, fractional entitlements will be treated as specified in section 12.

1.

(a) In the event of a financial transaction conferring listed preferential subscription rights, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share after detachment of the preferential subscription right + Value of the preferential subscription right
Value of the Share after detachment of the preferential subscription right

For the calculation of this ratio, the values of the Share after detachment of the preferential subscription right and of the preferential subscription right will be equal to the arithmetic average of their opening prices quoted on Euronext Paris (or, in the absence of a listing on Euronext Paris, on any other regulated market or on a similar market on which the Shares or preferential subscription rights are listed) on each Trading Day included in the subscription period.

(b) In the event of a financial transaction involving the free distribution of listed warrants to shareholders with the corresponding ability to place the securities resulting from the exercise of warrants that were unexercised by their holders at the end of the subscription period that applies to them, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Shares after detachment of the warrant + Value of the warrant
Value of the Shares after detachment of the warrant

For the calculation of this ratio,

•

the value of the Share after detachment of the warrant will be equal to the volume-weighted average of (i) the price of the Shares quoted on Euronext Paris (or, in the absence of a listing on Euronext Paris, on any other regulated or similar market on which the Shares are listed) on each Trading Day included in the subscription period, and (ii) (a) the transfer price of the securities sold within the framework of the placement, if such securities are shares fungible with the existing Shares, applying the volume of shares sold within the framework of the placement to the transfer price or (b) the price of the Shares quoted on Euronext Paris (or, in the absence of a listing on Euronext Paris, on any other regulated or similar market on which the Shares are listed) on the determination date of the sale price of the securities sold within the framework of the placement if such securities are not shares fungible with the existing Shares.

•

the value of the warrant will be equal to the volume-weighted average of (i) the price of the warrants on Euronext Paris (or, in the absence of a listing on Euronext Paris, on any other regulated or similar market on which the warrants are listed) on each Trading Day included in the subscription period, and, (ii) the implicit value (valeur implicite) of the warrants represented by the sale price of the securities sold within the framework of the placement – which corresponds to the difference (if it is positive), adjusted by the warrants’ exchange ratio, between the sale price of the securities sold within the framework of the placement and the subscription price of the securities – by applying the volume of exercised warrants to the price so determined in order to allocate the securities sold within the framework of the placement.

2.

In the event of the free distribution of Shares to shareholders, Share split or reverse Share split, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Number of Shares comprising the share capital after the transaction
Number of Shares comprising the share capital before the transaction

3.

In the event of a share capital increase by capitalisation of reserves, profits or premiums carried out by increase in the nominal value of the Shares, the nominal value of the Shares to be allocated to Holders of Warrants #1 exercising their Warrants #1 will be increased accordingly.

4.

In the event of a distribution of reserves or premiums in cash or in kind (portfolio securities, etc.), the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share before distribution
Value of the Share before distribution – Amount distributed per Share or value of the securities or assets distributed per Share

For the calculation of this ratio:

•

the value of the Share before distribution will be equal to the volume-weighted average price of the Shares quoted on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market on which the Shares are listed) during the three Trading Days immediately preceding the Trading Day on which the Shares are listed ex-distribution;

•	if the distribution is made in kind:

a.	in the event of a distribution of securities already listed on a regulated market or similar market, the value of the securities distributed will be determined as indicated above;

b.

in the event of the distribution of securities that are not already listed on a regulated market or similar market, the value of the securities distributed will be equal, if they are expected to be listed on a regulated market or similar market within ten Trading Days starting on the date on which the Shares are listed ex-distribution, to the volume-weighted average price on such market during the first three Trading Days included in such period during which such securities are listed; and

c.

in other cases (distribution of securities that are not listed on a regulated market or a similar market or are listed for fewer than three Trading Days within the period of ten Trading Days referred to above or a distribution of assets), the value of the securities or assets allocated per Share will be determined by an Expert.

5.

In the event of a free distribution to the Company’s shareholders of financial instruments other than the Shares, and subject to paragraph 1(b) above, the new Exercise Ratio will be determined as follows:

a.

if the right to the free allocation of securities was admitted to trading on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market), by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share ex-right to free allocation + Value of the free allocation right
Value of the Share ex-right to free allocation

For the calculation of this ratio:

•

the value of the Share ex-right to free allocation will be equal to the volume-weighted average Share price on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market on which the Share ex-right to free allocation is listed) of the Share ex-right to free allocation during the first three Trading Days on which the Company Shares are listed ex-right to free allocation;

•

the value of the free allocation right will be determined as indicated in the paragraph above. If the free allocation right is not listed during each of the three Trading Days, then its value will be determined by an Expert.

b.

if the right to free allocation of securities was not admitted to trading on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market), by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share ex-right to free allocation + Value of the security or securities allocated per Share
Value of the Share ex-right to free allocation

For the calculation of this ratio:

•	the value of the Share ex-right to free allocation will be determined as indicated in paragraph (a) above;

•

if the securities allocated are listed or may become listed on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market), within ten Trading Days beginning on the date on which the Shares are listed ex-distribution, then the value of the security or securities allocated per Share will be equal to the volume-weighted average of the price of such financial securities recorded on such market during the first three Trading Days included within this period during which such securities are listed. If the securities allocated are not listed on each of the three Trading Days, then the value of the security or securities allocated per Share will be determined by an Expert.

6.

In the event that the Company is merged into another company (absorption) or is merged with one or more companies forming a new company (fusion) or is spun-off (scission), the Warrants #1 will be exchangeable for shares of the absorbing or new company or of the beneficiary companies of such spin-off.

The new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the exchange ratio of Shares for shares of the acquiring or new company or the beneficiary companies of a spin-off. These latter companies will be substituted ipso jure for the Company with regard to its obligations towards the Holders of Warrants #1.

7.

In the event of a repurchase by the Company of its own Shares at a price higher than the market price, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the repurchase by the following ratio:

Share value x (1 – Pc%)
Share value – (Pc% x Repurchase price)

For the calculation of this ratio:

•

Share value means the volume-weighted average price of the Shares on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market on which the Share is listed) during the three Trading Days immediately preceding such repurchase (or the option to repurchase);

•	Pc% means the percentage of repurchased capital; and

•	Repurchase price means the actual price at which Shares are repurchased.

8.

In the event of a redemption of share capital, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share before redemption
Value of the Share before redemption – Amount of redemption per Share

For the calculation of this ratio, the value of the Share before redemption will be equal to the volume-weighted average price of the Shares on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market on which the Shares are listed) during the three Trading Days immediately preceding the Trading Day on which the Shares are listed ex-redemption.

9.

(a) In the event of the modification by the Company of the distribution of its profits and/or the creation of preferred shares resulting in such a change, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share before the change
Value of the Share before the change – Reduction per Share of the right to profits

For the calculation of this ratio:

•

the value of the Share before the change will be determined on the basis of the volume-weighted average price of the Shares on Euronext Paris (or if the Shares are not listed on Euronext Paris, on another regulated or similar market on which the Shares are listed) during the three Trading Days immediately preceding the day of such change;

•	the Reduction per Share of the rights to profits will be determined by an Expert.

Notwithstanding the above, if such preferred shares are issued with shareholders’ preferential subscription rights or by the free distribution to shareholders of warrants exercisable for such preferred shares, the new Exercise Ratio will be adjusted in accordance with paragraphs 1 or 5 above.

(b) In the event of the creation of preferred shares that do not lead to a modification of the distribution of profits, the adjustment of the Exercise Ratio, if necessary, will be determined by an Expert.

Adjustment calculations will be made by the Calculation Agent (as defined in section 16) based, in particular, in the specific circumstances described in this section, on one or more values determined by an Expert (and who may be the Calculation Agent itself, acting as Expert).

If the Company were to carry out transactions where an adjustment had not been completed under paragraphs 1 to 9 above, and where a later law or regulation would imply an adjustment, the Calculation Agent shall make this adjustment in accordance with the law or regulations applicable and the market customs in this matter in France.

In case of adjustment, the new terms for exercising Warrants #1 shall be communicated to the Holders of Warrants #1 through a publication by the Company on its website (www.cgg.com) at the latest five (5) Business Days after the new adjustment becomes effective. This adjustment shall also be published by Euronext Paris within the same timeframe.

Adjustments, calculations and determinations performed by the Calculation Agent or the Expert, pursuant to this section shall be final and binding (save in the case of gross negligence (faute lourde), willful misconduct (dol) or manifest error) on the Company, in respect of calculation made by the Expert, and the Holders of Warrants #1.

12.	No Fractional Shares

Each Holder of Warrants #1 exercising such Warrants #1 can subscribe to a number of Shares calculated in application of the Exercise Ratio.

Any Holder of Warrants #1 must exercise such number of Warrants #1 to allow the subscription of a whole number of Shares with respect to the Exercise Ratio.

In accordance with Articles L. 225-149 and R. 228-94 of the French Code de commerce, in case of adjustment to the Exercise Ratio and if the number of Shares so calculated is not a whole number, (i) the Company shall round down the number of Shares to be issued to the Holder of Warrants #1 to the nearest whole number of Shares and (ii) the Holder of Warrants #1 will receive an amount in cash from the Company equal to the resulting fractional Share multiplied by the last quote at the stock exchange session preceding the day of filing of the request to exercise his/her/its Warrants #1. Therefore no fractional Shares shall be issued upon exercise of the Warrants #1.

13.	Lapse following purchases, repurchase offers or exchange offers

The Company may, at its option, redeem all or part of the Warrants #1, at any time, without limitation as to price or quantity by means of purchases on or off the market, or by initiating public tender or exchange offers, as the case may be

Warrants #1 that have been redeemed will be cancelled in accordance with French law.

It is specified that the redemption of Warrants #1 by the Company cannot be mandatory for their holders (except in the event of a squeeze-out procedure following a public offer).

14.	Representative of the Masse of Holders of Warrants #1

In accordance with Article L. 228-103 of the French Code de commerce, the Holders of Warrants #1 shall be grouped into a body (masse), which shall benefit from legal personality and which shall be subject to the same provisions as those provided for in Articles L. 228-47 to L. 228-64, L. 228-66 and L. 228-90 of the French Code de commerce.

The representative of the masse (the “Representative”) shall be:

Aether Financial Services

36 rue de Monceau

75008 Paris

In the event of incompatibility, resignation or revocation of the Representative, a replacement will be elected by a meeting of the general assembly of the Holders of Warrants #1.

The Company shall pay to the Representative an annual flat fee equal to EUR500 (excluding VAT) each year. The first flat fee shall be calculated on a pro-rata basis, based on the outstanding number of days until the end of the year. With respect to subsequent years, the flat fee shall become due and payable on each 1st January.

The Representative shall fulfil his functions until his/her resignation, revocation by the general meeting of the Holders of Warrants #1 or until an incompatibility occurs. His/her mandate shall end by matter of law on the Maturity Date. This term can be extended by law until the definitive resolution of the pending litigation in which the Representative would be engaged, and until the execution of the decision or settlements.

The Company shall pay the Representative’s compensation and the cost of the convening and holding of the meetings of the Holders of Warrants #1, the publicity of their decisions and the costs related to the designation of representative pursuant to art L. 228-50 of the French Code de commerce, as the case may be, as well as all justified costs related to the administration and the functioning of the masse.

The meeting of the Holders of Warrants #1 is competent to authorize any amendment of the terms and conditions of the Warrants #1 and to make any decision relating to the subscription or allocation conditions of the Warrants #1.

Unless otherwise decided under a resolution adopted during a meeting of the Holders of Warrants #1, the Representative shall have the right to perform in the name of the masse of Holders of Warrants #1 all management acts to defend the common interest of Holders of Warrants #1.

Such power may be delegated by the Representative to a third party in accordance with legal provisions and regulations.

The meetings of the masse shall take place at the registered office of the Company or in any other place set out in the convening notice. Each Holder of Warrants #1 will be entitled, for a 15-day period prior to the meeting of the masse, personally or via an agent, to be provided with a copy of the proposed resolutions and reports that will be presented to the meeting of the masse, at the Company’s registered office, at the location of the administrative management, or as the case may be, in any other place set out in the convening notice.

Pursuant to applicable French law at the date hereof, the meeting of the Holders of Warrants #1 can validly deliberate if the Holders of Warrants #1, present or represented, hold at least 25% of the voting rights of the Warrants #1 on first convocation and 20% of the voting rights of the Warrants #1 on second convocation. Decisions of the masse are made with a two-third majority of the votes of the Holders of Warrants #1, present or represented, during the masse meeting (pursuant to articles L. 225-96 and L. 228-103 of the French Code de commerce). One Warrant #1 gives right to one vote at the masse meetings.

15.	Shares issued upon exercise of Warrants #1

The Shares resulting from the exercise of Warrants #1 shall be of the same category and benefit from the same rights as those of the existing Shares. They will carry dividend rights and entitle their holders, from their delivery, to all of the rights attached to such Shares (jouissance courante).

The new Shares issued upon exercise of the Warrants #1 will be admitted to trading on Euronext Paris on the same quotation lines as the outstanding Shares (same ISIN Code).

The rules governing the form, ownership and transfer of the Shares are described in the articles of association of the Company.

16.	Centralising Agent and Calculation Agent

The Company will appoint the centralising agent (the “Centralising Agent”) and the calculation agent (the “Calculation Agent”) at a later stage.

The Company reserves the right at any time to vary or terminate the appointment of the Centralising Agent and the Calculation Agent and/or to appoint a substitute Centralising Agent or Calculation Agent.

17.	Further Issues and Assimilation

The Company may from time to time without the consent of the Holders of Warrants #1 issue further warrants to be assimilated (assimilables) with the Warrants #1, provided that such further warrants and the Warrants #1 shall carry rights identical in all respects and that the terms of such further warrants shall provide for such assimilation.

In the event of such an assimilation, the Holders of Warrants #1 and the holders of such further warrants will be grouped together in a single masse for the defense of their common interests.

18.	Restrictions on the free negotiability of the Warrants #1 and the Shares to be issued from the exercise of the Warrants #1

No provision of the articles of association restricts the free negotiability of the Warrants #1 or the Shares composing the Company’ share capital.

19.	United States Selling Restrictions

The Warrants #1 and the Shares to be issued upon exercise of the Warrants #1 have not been and will not be registered under the United States Securities Act or with any securities regulatory authority of any state or jurisdiction in the United States. Following the initial allocation of the Warrants #1 to the shareholders, the Warrants #1 and the new Shares may not be offered or sold in the territory of the United States, as defined in, and in accordance with, Regulation S of the U.S. Securities Act, except pursuant to any exemption from, or in a transaction not subject to the registration requirements of, the Securities Act and any applicable securities laws of the states of the United States. The initial allocation of Warrants #1 is not subject to the registration requirements of the Securities Act.

Accordingly, the new Shares to be issued upon exercise of the Warrants #1 are being offered and sold only (i) in the United States to QIBs in a private placement exempt from the registration requirements of the Securities Act and (ii) outside the United States in “offshore transactions” as defined in, and in accordance with, Regulation S.

In the United States, a holder may not exercise its Warrants #1 unless it is a QIB and signs and delivers to its accredited financial intermediary, together with a duly completed exercise request, an investor letter.

Holders of Warrants #1 signing such a letter will be:

•	representing that they and any account for which they are purchasing the new Shares are QIBs; and

•

agreeing not to resell the Shares in the United States, subject to certain exceptions, and not to deposit those Shares in our American Depositary Receipt facility. As a result, such Shares may, subject to certain exceptions, only be resold in transactions outside the United States meeting the requirements of Rule 903 or 904 of Regulation S. So long as the Shares are listed on The New York Stock Exchange, Rule 144A is not available for the resale of any new Shares.

Any envelope containing exercise form and post-marked from the United States will not be accepted unless it contains a duly executed investor letter. Similarly, any exercise form in which the exercising holder requests new Shares to be issued in registered form and gives an address in the United States will not be accepted unless it contains a duly executed investor letter.

Exercise forms that do not meet the foregoing criteria will be deemed to be without effect and any exercise price paid in respect of such subscription forms will be returned without interest.

20.	Other restrictions

For others jurisdictions than the United States, customary selling restrictions shall be provided in the prospectus.

Annex 3

Draft main characteristics of Warrants #2

The characteristics of the Warrants #2 shall substantially be those described below:

Warrants #2 (as defined below) do not grant their holders the rights or privileges attached to Shares (as defined below) (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof) until such Warrants #2 are exercised by their holders and Shares are received as a result such exercise.

1.	Definitions

In these terms and conditions, the capitalized terms shall have the following meaning:

“BALO”	shall have the meaning ascribed to it in section 8.

“Business Day”	means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Luxembourg, Paris and New York.

“Calculation Agent”	shall have the meaning ascribed to it in section 16.

“Centralising Agent”	shall have the meaning ascribed to it in section 16.

“Exercise Date”	shall have the meaning ascribed to it in section 7.

“Exercise Period”	shall have the meaning ascribed to it in section 7.

“Exercise Ratio”	shall have the meaning ascribed to it in section 7.

“Expert”	refers to an independent expert of international reputation chosen by the Company.

“Holder(s) of Warrants #2”	refer(s) to holder(s) of Warrants #2.

“Issue Date”	means, in respect of the Warrants #2, the date on which the Warrants #2 are issued which shall be no later than the Restructuring Effective Date.

“Maturity Date”	shall have the meaning ascribed to it in section 7.

“Record Date”	shall have the meaning ascribed to it in section 11.

“Representative”	shall have the meaning ascribed to it in section 14.

“Restructuring”	means the balance sheet restructuring transactions of the Company and its subsidiaries as described in the Safeguard Plan.

“Restructuring Effective Date”

means the date on which all of the conditions to effectiveness of (i) the chapter 11 plan and (ii) the safeguard plan or the rehabilitation plan (if applicable) have been satisfied or waived in accordance with their terms, which (i) shall include (for the avoidance of doubt) completion of all steps and actions to implement and consummate the Restructuring, including the issuances of all relevant debt instruments and securities, (ii) shall not include expiry of any applicable remedy or challenge period(s) and (iii) shall be no later than 28 February 2018.

“Rights Issue”

means the share capital increase with preferential subscription rights by issuance of new shares with attached warrants, authorised by the shareholders General Meeting dated 31 December 2017 and decided by [its chief executive officer (directeur général) on [•] upon delegation of] the Board of Directors dated [•].

“Share(s)”	refers to an (the) ordinary share(s) issued by the Company with a nominal value of Euro 0.01 as at the Issue Date.

“Trading Day”	means any day on which Euronext Paris provides for shares to be listed on its market, other than a day on which trading ceases prior to the usual closing time.

“Warrants #2”	means the warrants (bons de souscription d’actions) issued and attached to the Shares issued in the Rights Issue.

2.	Type and class of Warrants #2 for which admission to trading is requested

Warrants #2 shall be securities giving access to the share capital within the meaning of Article L. 228-91 et seq. of the French Code de commerce.

Warrants #2 will be detached immediately after issuance from the Shares issued in the context of the Rights Issue, and will start trading on the regulated market of Euronext Paris on the Issue Date under an ISIN Code which will be communicated at a later stage. No request for admission to trading on another market has been made nor is it foreseen.

3.	Applicable law and courts of competent jurisdiction

The Warrants #2 are governed by French law. The courts having jurisdiction in the event of a dispute are those where the registered office of the Company is located if the Company is the defendant and are designated according to the nature of the dispute, unless otherwise provided for by the French Code de procédure civile.

4.	Form and method of registration in accounts of the Warrants #2

Warrants #2 may be held as registered (nominatif) or bearer (au porteur) securities at the option of the Holders of Warrants #2.

In accordance with Article L. 211-3 of the French Code monétaire et financier, the Warrants #2 are required to be registered in securities accounts held by the Company or an authorised intermediary, as the case may be.

Consequently, the rights of Holders of Warrants #2 will be recorded as book-entries in securities accounts opened in their name and held by:

•	the authorised intermediary which will be appointed at a later stage by the Company, for Warrants #2 held in fully registered form (forme nominative pure);

•

an authorised financial intermediary of their choice and by the authorised intermediary which will be appointed at a later stage by the Company, for Warrants #2 held in administered registered form (forme nominative administrée); or

•	an authorised financial intermediary chosen by the relevant Holder of Warrants #2 held in bearer form (au porteur).

No physical document of title (including representative certificates pursuant to Article R. 211-7 of the French Code monétaire et financier) will be issued to represent the Warrants #2.

In accordance with Articles L. 211-15 and L. 211-17 of the French Code monétaire et financier, transfer of the Warrants #2 is made by account transfers, and the transfer of ownership of the Warrants #2 will occur once they are recorded as book-entries in the acquirer’s securities account.

Application will be made to admit the Warrants #2 for clearance through Euroclear France, which will be responsible for clearing the Warrants #2 between account holders. In addition, application will also be made for clearance of the Warrants #2 through Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme (Luxembourg).

The Warrants #2 will be recorded as book-entries in securities accounts on the Issue Date which shall be no later than the Restructuring Effective Date.

5.	Currency of the issue

The issue will be completed in euros.

6.	Number of Warrants #2

One (1) Warrant #2 will be attached to each share issued pursuant to the Rights Issue. Consequently, the maximum number of Warrants #2 to be issued on the Issue Date shall be equal to a maximum of [72,000,000].

The number of Warrants #2 to be issued on the Issue Date shall be published by the Company as soon as possible following the Issue Date on the Company’s website at www.cgg.com and in a notice to be issued by Euronext Paris.

7.	Issue date, Exercise Price, Exercise Period and Exercise Method

The Warrants #2 will be issued on the Issue Date.

Subject to provisions of sections 10, 11 and 12 below, three (3) Warrants #2 will entitle their holder to subscribe for two (2) new Shares (the “Exercise Ratio”), at a subscription price of 4.02 per new Share. The Warrants #2 may only be exercised in exchange for a whole number of Shares (see section 12).

The Exercise Ratio may be adjusted following transactions implemented by the Company after the Issue Date, in accordance with applicable French laws and regulations, in order to maintain the rights of the Holders of Warrants #2, as described in section 11. For the avoidance of doubt, the Exercise Ratio shall not be adjusted as a result of the completion of the issuances of all relevant instruments and securities to implement and consummate the Restructuring, as those issuances of instruments and securities have already been taken into account to define the terms and conditions of the Warrants #2.

The Warrants #2 shall become exercisable as from the Restructuring Effective Date until the fifth anniversary of the Restructuring Effective Date (included) (the “Exercise Period”).

The Company will issue a press release indicating the Restructuring Effective Date as soon as possible from the Restructuring Effective Date.

The Warrants #2 shall expire at the close of trading on Euronext Paris (5:30 p.m., Central European time) on the Business Day corresponding to the fifth anniversary of the Restructuring Effective Date (or the first Business Day following the fifth anniversary of the Restructuring Effective Date if such date is not a Business Day) or earlier upon (i) liquidation of the Company or (ii) redemption of all the Warrants #2 in accordance with section 13 (the “Maturity Date”).

To exercise Warrants #2, a holder must:

•

send (a) a request and (b) if it is located in the United States, an executed investor letter, (i) to its accredited financial intermediary, for the Warrants #2 held in bearer form (forme au porteur) or in administrative registered form (forme nominative administrée), or (ii) to the agent who will be appointed at a later stage by the Company, for Warrants #2 held in registered form (forme nominative pure); and

•	pay in cash the amount due to the Company as a result of the subscription of the Warrants #2.

The Centralising Agent (as defined in section 16), ensuring centralisation of these transactions will be appointed at a later stage by Company.

The date of exercise (the “Exercise Date”) in respect of any Warrants #2 shall be the date on which the last of the following conditions is met:

•	the Warrants #2 have been transferred by the accredited financial intermediary to the Centralising Agent;

•	the amount due to the Company as a result of the exercise of the Warrants #2 is received by the Centralising Agent.

Delivery of Shares issued upon exercise of Warrants #2 shall take place at the latest on the fifth (5th) Trading Day after their Exercise Date.

In the event of any transaction giving right to an adjustment pursuant to section 11 and for which the Record Date (as defined in section 11) is between (i) the Exercise Date (inclusive) of the Warrants #2 and (ii) the delivery date of the Shares issued upon exercise of Warrants #2 (excluded), the Holders of Warrants #2 shall not be entitled to take part in such transaction, subject to their right to adjustment in accordance with section 11 at any time up to (but excluding) the delivery date of the Shares.

8.	Suspension of the exercise of Warrants #2

In the event of an increase in share capital, merger (absorption or fusion), spin-off (scission) or issuance of new equity securities or securities giving access to the capital, or other financial transactions conferring preferential subscription rights or reserving a priority subscription period for the benefit of shareholders of the Company, the Company will be entitled to suspend the exercise of the Warrants #2 for a period that shall not exceed three months or such other period as may be established by applicable regulations. The Company’s decision to suspend the exercise of the Warrants #2 will be published (so long as required by French law) in the Bulletin des Annonces légales obligatoires (“BALO”). This notice will be published at least seven days prior to the date on which such suspension comes into effect and will indicate both the date on which the suspension comes into effect and the date on which it comes to an end. This information will also be published on the Company’s website at www.cgg.com and in a notice to be issued by Euronext.

9.	Ranking of Warrants #2

Not applicable.

10.	Amendment of the rules on distribution of profits and amortization, legal form or corporate purpose of the Company - reduction of the share capital of the Company resulting from losses

In accordance with the provisions of Article L. 228-98 of the French Code de commerce,

i.	the Company may change its corporate form or corporate purpose without requesting the approval of the general meeting of Holders of Warrants #2;

ii.

the Company may, without requesting authorisation from the general meeting of Holders of Warrants #2, redeem its share capital, change its profit distribution or issue preferred shares, provided, so long as any Warrants #2 are outstanding, that it takes the necessary measures to preserve the Holders of Warrants #2’ rights (see section 11);

iii.

in the event of a reduction of the share capital of the Company resulting from losses and realised through the decrease in the par value or of the number of Shares comprising the share capital, the rights of the Holders of Warrants #2 will be reduced accordingly, as if they had exercised their Warrants #2 before the date such share capital reduction occurred. In the event of a reduction of the share capital by a decrease in the number of Shares, the new Exercise Ratio will be equal to the product of the Exercise Ratio in effect before the decrease in the number of Shares and the following ratio:

Number of Shares comprising the share capital after the transaction
Number of Shares comprising the share capital before the transaction

In accordance with Article R. 228-92 of the French Code de commerce, if the Company decides to issue, in any form whatsoever, new Shares or securities giving access to the share capital with preferential subscription rights reserved for shareholders, to distribute reserves, in cash or in kind, to issue premiums or to change the distribution of its profits by creating preferential shares, it will inform the Holders of Warrants #2 by a notice published in the BALO (so long as required by French law).

11.	Maintenance of rights of the Holders of Warrants #2

Subsequent to any of the following transactions:

1.	financial transactions with listed preferential subscription rights or by the free distribution of listed warrants;

2.	the free distribution of Shares to shareholders, Share split or reverse Share split;

3.	the capitalisation of reserves, profits or premiums through an increase in the nominal value of the Shares;

4.	the distribution of reserves or premiums, in cash or in kind;

5.	the free distribution to the Company’s shareholders of any financial instrument other than the Shares;

6.	a merger (absorption or fusion) or spin-off (scission);

7.	a repurchase by the Company of its own Shares at a price higher than the market price;

8.	the redemption of share capital; and

9.	a change in profit distribution and/or the creation of preferred shares.

which the Company may carry out after the Issue Date, for which the Record Date (as defined below) occurs before the delivery date of Shares issued upon exercise of the Warrants #2, the rights of Holders of Warrants #2 will be maintained until the delivery date (excluded), by means of an adjustment to the Exercise Ratio, in accordance with the terms set forth below.

The “Record Date” is the date on which the holding of Shares is fixed so as to determine which shareholders are beneficial owners of a transaction or may participate in a transaction, and in particular to which shareholders, a distribution, or an allotment, announced or approved on or before such date, should be paid or delivered.

This adjustment will be carried out such that the value of the Shares that would have been allocated if the Warrants #2 had been exercised immediately before the completion of any of the transactions listed above is equal, to the nearest thousandth of a Share, to the value of the Shares to be allocated upon exercise of the Warrants #2 immediately after the completion of such a transaction.

In the event of adjustments carried out in accordance with paragraphs 1 to 9 below, the new Exercise Ratio will be calculated to three decimal places by rounding to the nearest thousandth (with 0.0005 being rounded upwards to the nearest thousandth, i.e., 0.001). Any subsequent adjustments will be carried out on the basis of such newly calculated and rounded Exercise Ratio. However, because the Exercise Ratio may result only in the allocation of a whole number of Shares, fractional entitlements will be treated as specified in section 12.

1.

(a) In the event of a financial transaction conferring listed preferential subscription rights, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share after detachment of the preferential subscription right + Value of the preferential subscription right
Value of the Share after detachment of the preferential subscription right

For the calculation of this ratio, the values of the Share after detachment of the preferential subscription right and of the preferential subscription right will be equal to the arithmetic average of their opening prices quoted on Euronext Paris (or, in the absence of a listing on Euronext Paris, on any other regulated market or on a similar market on which the Shares or preferential subscription rights are listed) on each Trading Day included in the subscription period.

(b) In the event of a financial transaction involving the free distribution of listed warrants to shareholders with the corresponding ability to place the securities resulting from the exercise of warrants that were unexercised by their holders at the end of the subscription period that applies to them, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Shares after detachment of the warrant + Value of the warrant
Value of the Shares after detachment of the warrant

For the calculation of this ratio:

•

the value of the Share after detachment of the warrant will be equal to the volume-weighted average of (i) the price of the Shares quoted on Euronext Paris (or, in the absence of a listing on Euronext Paris, on any other regulated or similar market on which the Shares are listed) on each Trading Day included in the subscription period, and (ii) (a) the transfer price of the securities sold within the framework of the placement, if such securities are shares fungible with the existing Shares, applying the volume of shares sold within the framework of the placement to the transfer price or (b) the price of the Shares quoted on Euronext Paris (or, in the absence of a listing on Euronext Paris, on any other regulated or similar market on which the Shares are listed) on the determination date of the sale price of the securities sold within the framework of the placement if such securities are not shares fungible with the existing Shares.

•

the value of the warrant will be equal to the volume-weighted average of (i) the price of the warrants on Euronext Paris (or, in the absence of a listing on Euronext Paris, on any other regulated or similar market on which the warrants are listed) on each Trading Day included in the subscription period, and, (ii) the implicit value (valeur implicite) of the warrants represented by the sale price of the securities sold within the framework of the placement – which corresponds to the difference (if it is positive), adjusted by the warrants’ exchange ratio, between the sale price of the securities sold within the framework of the placement and the subscription price of the securities – by applying the volume of exercised warrants to the price so determined in order to allocate the securities sold within the framework of the placement.

2.

In the event of the free distribution of Shares to shareholders, Share split or reverse Share split, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Number of Shares comprising the share capital after the transaction
Number of Shares comprising the share capital before the transaction

3.

In the event of a share capital increase by capitalisation of reserves, profits or premiums carried out by increase in the nominal value of the Shares, the nominal value of the Shares to be allocated to Holders of Warrants #2 exercising their Warrants #2 will be increased accordingly.

4.

In the event of a distribution of reserves or premiums in cash or in kind (portfolio securities, etc.), the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share before distribution
Value of the Share before distribution – Amount distributed per Share or value of the securities or assets distributed per Share

For the calculation of this ratio:

•

the value of the Share before distribution will be equal to the volume-weighted average price of the Shares quoted on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market on which the Shares are listed) during the three Trading Days immediately preceding the Trading Day on which the Shares are listed ex-distribution;

•	if the distribution is made in kind:

a.	in the event of a distribution of securities already listed on a regulated market or similar market, the value of the securities distributed will be determined as indicated above;

b.

in the event of the distribution of securities that are not already listed on a regulated market or similar market, the value of the securities distributed will be equal, if they are expected to be listed on a regulated market or similar market within ten Trading Days starting on the date on which the Shares are listed ex-distribution, to the volume-weighted average price on such market during the first three Trading Days included in such period during which such securities are listed; and

c.

in other cases (distribution of securities that are not listed on a regulated market or a similar market or are listed for fewer than three Trading Days within the period of ten Trading Days referred to above or a distribution of assets), the value of the securities or assets allocated per Share will be determined by an Expert.

5.

In the event of a free distribution to the Company’s shareholders of financial instruments other than the Shares, and subject to paragraph 1(b) above, the new Exercise Ratio will be determined as follows:

a.

if the right to the free allocation of securities was admitted to trading on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market), by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share ex-right to free allocation + Value of the free allocation right
Value of the Share ex-right to free allocation

For the calculation of this ratio:

•

the value of the Share ex-right to free allocation will be equal to the volume-weighted average Share price on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market on which the Share ex-right to free allocation is listed) of the Share ex-right to free allocation during the first three Trading Days on which the Company Shares are listed ex-right to free allocation;

•

the value of the free allocation right will be determined as indicated in the paragraph above. If the free allocation right is not listed during each of the three Trading Days, then its value will be determined by an Expert.

b.

if the right to free allocation of securities was not admitted to trading on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market), by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share ex-right to free allocation + Value of the security or securities allocated per Share
Value of the Share ex-right to free allocation

For the calculation of this ratio:

•	the value of the Share ex-right to free allocation will be determined as indicated in paragraph (a) above;

•

if the securities allocated are listed or may become listed on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market), within ten Trading Days beginning on the date on which the Shares are listed ex-distribution, then the value of the security or securities allocated per Share will be equal to the volume-weighted average of the price of such financial securities recorded on such market during the first three Trading Days included within this period during which such securities are listed. If the securities allocated are not listed on each of the three Trading Days, then the value of the security or securities allocated per Share will be determined by an Expert.

6.

In the event that the Company is merged into another company (absorption) or is merged with one or more companies forming a new company (fusion) or is spun-off (scission), the Warrants #2 will be exchangeable for shares of the absorbing or new company or of the beneficiary companies of such spin-off.

The new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the exchange ratio of Shares for shares of the acquiring or new company or the beneficiary companies of a spin-off. These latter companies will be substituted ipso jure for the Company with regard to its obligations towards the Holders of Warrants #2.

7.

In the event of a repurchase by the Company of its own Shares at a price higher than the market price, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the repurchase by the following ratio:

Share value x (1 – Pc%)
Share value – (Pc% x Repurchase price)

For the calculation of this ratio:

•

Share value means the volume-weighted average price of the Shares on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market on which the Share is listed) during the three Trading Days immediately preceding such repurchase (or the option to repurchase);

•	Pc% means the percentage of repurchased capital; and

•	Repurchase price means the actual price at which Shares are repurchased.

8.

In the event of a redemption of share capital, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share before redemption
Value of the Share before redemption – Amount of redemption per Share

For the calculation of this ratio, the value of the Share before redemption will be equal to the volume-weighted average price of the Shares on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market on which the Shares are listed) during the three Trading Days immediately preceding the Trading Day on which the Shares are listed ex-redemption.

9.

(a) In the event of the modification by the Company of the distribution of its profits and/or the creation of preferred shares resulting in such a change, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share before the change
Value of the Share before the change – Reduction per Share of the right to profits

For the calculation of this ratio:

•

the value of the Share before the change will be determined on the basis of the volume-weighted average price of the Shares on Euronext Paris (or if the Shares are not listed on Euronext Paris, on another regulated or similar market on which the Shares are listed) during the three Trading Days immediately preceding the day of such change;

•	the Reduction per Share of the rights to profits will be determined by an Expert.

Notwithstanding the above, if such preferred shares are issued with shareholders’ preferential subscription rights or by the free distribution to shareholders of warrants exercisable for such preferred shares, the new Exercise Ratio will be adjusted in accordance with paragraphs 1 or 5 above.

(b) In the event of the creation of preferred shares that do not lead to a modification of the distribution of profits, the adjustment of the Exercise Ratio, if necessary, will be determined by an Expert.

Adjustment calculations will be made by the Calculation Agent (as defined in section 16) based, in particular, in the specific circumstances described in this section, on one or more values determined by an Expert (and who may be the Calculation Agent itself, acting as Expert).

If the Company were to carry out transactions where an adjustment had not been completed under paragraphs 1 to 9 above, and where a later law or regulation would imply an adjustment, the Calculation Agent shall make this adjustment in accordance with the law or regulations applicable and the market customs in this matter in France.

In case of adjustment, the new terms for exercising Warrants #2 shall be communicated to the Holders of Warrants #2 through a publication by the Company on its website (www.cgg.com) at the latest five (5) Business Days after the new adjustment becomes effective. This adjustment shall also be published by Euronext Paris within the same timeframe.

Adjustments, calculations and determinations performed by the Calculation Agent or the Expert, pursuant to this section shall be final and binding (save in the case of gross negligence (faute lourde), willful misconduct (dol) or manifest error) on the Company, in respect of calculation made by the Expert, and the Holders of Warrants #2.

12.	No Fractional Shares

Each Holder of Warrants #2 exercising such Warrants #2 can subscribe to a number of Shares calculated in application of the Exercise Ratio.

Any Holder of Warrants #2 must exercise such number of Warrants #2 to allow the subscription of a whole number of Shares with respect to the Exercise Ratio.

In accordance with Articles L. 225-149 and R. 228-94 of the French Code de commerce, in case of adjustment to the Exercise Ratio and if the number of Shares so calculated is not a whole number, (i) the Company shall round down the number of Shares to be issued to the Holder of Warrants #2 to the nearest whole number of Shares and (ii) the Holder of Warrants #2 will receive an amount in cash from the Company equal to the resulting fractional Share multiplied by the last quote at the stock exchange session preceding the day of filing of the request to exercise his/her/its Warrants #2. Therefore no fractional Shares shall be issued upon exercise of the Warrants #2.

13.	Lapse following purchases, repurchase offers or exchange offers

The Company may, at its option, redeem all or part of the Warrants #2, at any time, without limitation as to price or quantity by means of purchases on or off the market, or by initiating public tender or exchange offers, as the case may be Warrants #2 that have been redeemed will be cancelled in accordance with French law.

It is specified that the redemption of Warrants #2 by the Company cannot be mandatory for their holders (except in the event of a squeeze-out procedure following a public offer).

14.	Representative of the masse of Holders of Warrants #2

In accordance with Article L. 228-103 of the French Code de commerce, the Holders of Warrants #2 shall be grouped into a body (masse), which shall benefit from legal personality and which shall be subject to the same provisions as those provided for in Articles L. 228-47 to L. 228-64, L. 228-66 and L. 228-90 of the French Code de commerce.

The representative of the masse (the “Representative”) shall be:

Aether Financial Services

36 rue de Monceau

75008 Paris

In the event of incompatibility, resignation or revocation of the Representative, a replacement will be elected by a meeting of the general assembly of the Holders of Warrants #2.

The Company shall pay to the Representative an annual flat fee equal to EUR500 (excluding VAT) each year. The first flat fee shall be calculated on a pro-rata basis, based on the outstanding number of days until the end of the year. With respect to subsequent years, the flat fee shall become due and payable on each 1st January.

The Representative shall fulfil his functions until his/her resignation, revocation by the general meeting of the Holder of Warrants #2 or until an incompatibility occurs. His/her mandate shall end by matter of law on the Maturity Date. This term can be extended by law until the definitive resolution of the pending litigation in which the Representative would be engaged, and until the execution of the decision or settlements.

The Company shall pay the Representative’s compensation and the cost of the convening and holding of the meetings of the Holders of Warrants #2, the publicity of their decisions and the costs related to the designation of representative pursuant to art L. 228-50 of the French Code de commerce, as the case may be, as well as all justified costs related to the administration and the functioning of the masse.

The meeting of the Holders of Warrants #2 is competent to authorize any amendment of the terms and conditions of the Warrants #2 and to make any decision relating to the subscription or allocation conditions of the Warrants #2.

Unless otherwise decided under a resolution adopted during a meeting of the Holders of Warrants #2, the Representative shall have the right to perform in the name of the masse of Holders of Warrants #2 all management acts to defend the common interest of Holders of Warrants #2.

This power can be delegated by the Representative to a third party in accordance with legal provisions and regulations.

The meetings of the masse shall take place at the registered office of the Company or in any other place set out in the convening notice. Each Holder of Warrants #2 will be entitled, for a 15-day period prior to the meeting of the masse, personally or via an agent, to be provided with a copy of the proposed resolutions and reports that will be presented to the meeting of the masse, at the Company’s registered office, at the location of the administrative management, or as the case may be, in any other place set out in the convening notice.

Pursuant to applicable French law at the date hereof, the meeting of the Holders of Warrants #2 can validly deliberate if the Holders of Warrants #2, present or represented, hold at least 25% of the voting rights of the Warrants #2 on first convocation and 20% of the voting rights of the Warrants #2 on second convocation. Decisions of the masse are made with a two-third majority of the votes of the Holders of Warrants #2, present or represented, during the masse meeting (pursuant to articles L. 225-96 and L. 228-103 of the French Code de commerce). One Warrant #2 gives right to one vote at the masse meetings.

15.	Shares issued upon exercise of Warrants #2

The Shares resulting from the exercise of Warrants #2 shall be of the same category and benefit from the same rights. They will carry dividend rights and entitle their holders, from their delivery, to all of the rights attached to such Shares (jouissance courante).

The new Shares issued upon exercise of the Warrants #2 will be admitted to trading on Euronext Paris on the same quotation lines as the outstanding Shares (same ISIN Code).

The rules governing the form, ownership and transfer of the Shares are described in the articles of association of the Company.

16.	Centralising Agent and Calculation Agent

The Company will appoint the centralising agent (the “Centralising Agent”) and the calculation agent (the “Calculation Agent”) at a later stage.

The Company reserves the right at any time to vary or terminate the appointment of the Centralising Agent and the Calculation Agent and/or to appoint a substitute Centralising Agent or Calculation Agent.

17.	Further Issues and Assimilation

The Company may from time to time without the consent of the Holders of Warrants #2 issue further warrants to be assimilated (assimilables) with the Warrants #2, provided that such further warrants and the Warrants #2 shall carry rights identical in all respects and that the terms of such further warrants shall provide for such assimilation.

In the event of such an assimilation, the Holders of Warrants #2 and the holders of such further warrants will be grouped together in a single masse for the defense of their common interests.

18.	Restrictions on the free negotiability of the Warrants #2 and the Shares to be issued from the exercise of the Warrants #2

No provision of the articles of association restricts the free negotiability of the Warrants #2 or the Shares composing the Company’ share capital.

19.	United States Selling Restrictions

The Warrants #2 and the Shares to be issued upon exercise of the Warrants #2 have not been and will not be registered under the United States Securities Act or with any securities regulatory authority of any state or jurisdiction in the United States, and the new Shares may not be offered or sold except pursuant to any exemption from, or in a transaction not subject to the registration requirements of, the Securities Act and any applicable securities laws of the states of the United States. Accordingly, the new Shares are being offered and sold only (i) in the United States to QIBs in a private placement exempt from the registration requirements of the Securities Act and (ii) outside the United States in “offshore transactions” as defined in, and in accordance with, Regulation S.

A holder may not exercise its Warrants #2 unless it is a QIB as defined in Rule 144A. Holders of Warrants #2 may only exercise their Warrants #2 in the United States if they sign and deliver to its accredited financial intermediary, together with a duly completed exercise request, an investor letter.

Holders of Warrants #2 signing such a letter will be:

•	representing that they and any account for which they are purchasing the new Shares are QIBs; and

•

agreeing not to resell the Shares in the United States, subject to certain exceptions, and not to deposit those Shares in our American Depositary Receipt facility. As a result, such Shares may, subject to certain exceptions, only be resold in transactions outside the United States meeting the requirements of Rule 903 or 904 of Regulation S. So long as the Shares are listed on The New York Stock Exchange, Rule 144A is not available for the resale of any new Shares.

Any envelope containing exercise form and post-marked from the United States will not be accepted unless it contains a duly executed investor letter. Similarly, any exercise form in which the exercising holder requests new Shares to be issued in registered form and gives an address in the United States will not be accepted unless it contains a duly executed investor letter.

Exercise forms that do not meet the foregoing criteria will be deemed to be without effect and any exercise price paid in respect of such subscription forms will be returned without interest.

20.	Other restrictions

For others jurisdictions than the United States, customary selling restrictions shall be provided in the prospectus.

Annex 4

Draft main characteristics of New Notes and Warrants #3

The complete draft indenture relating to the New Notes, whose main characteristics are described hereafter, is available (in English version with a French translation) on the website www.cgg.com.

Part A: Main characteristics of New Notes

•	Notes governed by New York law, of a total principal amount of USD 375 million broken down as follows:

(i)	Tranche 1 in USD (up to an amount of USD 375 million less the amount of the Tranche 2);

(ii)	Tranche 2 in euros (up to an amount in euros equivalent to up to USD 100 million, depending on the demand for subscription in euros);

it being specified that the New Notes will be subscribed under the following conditions:

•	Tranche 1: minimum denominations of USD 200,000 and multiples of USD 1,000 in excess;

•	Tranche 2: minimum denominations of EUR 100,000 and multiples of EUR 1,000 in excess;

•	Issuer: CGG SA;

•	Currency: US Dollars and euros (see above);

•	Maturity: 6 years after the Restructuring Effective Date;

•	Repayment: Bullet repayment on maturity, excluding mandatory or optional redemption event provided in the relevant documentation;

•	Coupon:

(i)	Tranche 1: floating LIBOR (subject to a floor of 100 bps) plus 400 bps per annum in cash, and capitalised PIK of 850 bps per annum;

(ii)	Tranche 2: floating EURIBOR (subject to a floor of 100 bps) plus 400 bps per annum in cash, and capitalised PIK of 850 bps per annum;

Coupon shall be paid or capitalised (as applicable) on a quarterly basis, commencing on the date that falls 3 months after the Restructuring Effective Date.

•	Early Redemption:

(i)	Optional redemption by the Company:

•	New Notes will be redeemable at par without any fee from the third anniversary of their issuance;

•	New Notes will be redeemable at 120% of their nominal value from the date of their issuance to the date of the second anniversary of their issuance;

•	New Notes will be redeemable at 112.5% of their nominal value between the date of the second and third anniversary of their issuance;

(ii)	Mandatory redemption under the terms described in the indenture of the New Notes, especially in the following cases:

•

Default cases: the indenture of the New Notes contains certain usual default cases, the occurrence of which will enable the creditors to immediately request the payment of all or part of the amounts remaining due under the of the New Notes, including the following:

•	the non-payment of sums in the form of interest, principal or premium that would be due under the New Notes;

•	the non-compliance by the relevant entities of the Group of their commitments under the indenture of the New Notes;

•	the early repayment of any indebtedness of the Company, or any of its subsidiaries, for a cumulative amount of more than USD 25 million;

•	any enforcement of security interests for an amount of more than USD 25 million that is not cancelled within 40 days;

•	in the event of the occurrence of certain events related to financial difficulties affecting the Company or a significant subsidiary.

•

Change of Control: the indenture of the New Notes provides, in the event of a change of control of the Company, that each holder of the New Notes will have the right to require the Company to acquire all or part of the debt of such holder of New Notes at a cash settled price equal to 101% of the principal amount of such debt and accrued and unpaid interest on the date of acquisition.

•	Security interests and guarantees granted:

(i)

The guarantees granted under the New Notes will be the same as those existing under the Senior Notes, which will be released, subject to a few adjustments notably of the guarantors entitites listed hereafter: CGG Holding B.V., CGG Holding (US) Inc., CGG Marine B.V., CGG Services (U.S) Inc., Viking Maritime Inc., Alithea Resources Inc. and CGG Land (U.S.) Inc.;

(ii)	Second-ranking security interests will be granted on all the assets on which first-ranking security interests will be granted to the creditors under the issuance of the New Notes.

•

Covenants: the indenture of the New Notes includes certain customary negative covenants, which will, subject to certain exceptions and limitations, limit the ability of the Company and certain of its subsidiaries to realize certain transactions such as making certain distributions to shareholders or disposing of assets, modifying the nature of the business of the Company or certain of its subsidiaries, carrying out share capital increases, repaying certain debts subordinated to the New Notes, raising debt or granting new security interests and guarantees.

•

Intercreditor agreement: The Company, CGG Holding (U.S.) Inc., certain other group companies that are guarantors of the New First Lien Notes and the New Notes (such guarantors, together with the Company and CGG Holding (U.S.) Inc., the “Obligors”), The Bank of New York Mellon, London Branch, as trustee and collateral agent under the First Lien Notes, The Bank of New York Mellon, London Branch, as trustee and collateral agent under the Second Lien Notes and certain other agents will enter into an intercreditor agreement (the “Intercreditor Agreement”), providing for the treatment of the guarantees and security interests between the said creditors and whose significant provisions of this agreement are summarized below.

The Intercreditor Agreement sets out the following ranking and priority of payment, among others: (i) expenses incurred by the trustees, agents and holders of the New First Lien Notes and the New Notes in connection with enforcement actions, (ii) liabilities under the New First Lien Notes up to an agreed amount, (iii) liabilities under the New Notes up to an agreed amount, (iv) any additional liabilities under the New First Lien Notes and (v) any additional liabilities under the New Notes.

The Intercreditor Agreement also sets out:

•

the ranking of certain rights to security granted by the Obligors in favor of the Secured Parties under the First Lien Notes and the Secured Parties under the Second Lien Notes, and certain circumstances under which such security can be enforced;

•	conditions under which the Secured Parties under the New Notes are prohibited from exercising any enforcement actions or remedies;

•	restrictions on actions permitted to be taken by the Secured Parties under the New Notes during a bankruptcy proceeding; and

•	the order in which amounts received by the Secured Parties under the New First Lien Notes and New Notes will be applied in certain circumstances;

•	Listing: the New Notes will be listed on the Euro MTF of the Luxembourg Stock Exchange;

•

Exchange rate: the amount of the tranche of the New Notes denominated in euro will be determined on the basis of the Reuters EUR/USD exchange rate applicable at 12:00 p.m. (CET) on the second business day following the Reference Date.

Part B: Main characteristics of the Warrants #3

The characteristics of the Warrants #3 shall be substantially those described below:

Warrants #3 (as defined below) do not grant their holders the rights or privileges attached to Shares (as defined below) (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof) until such Warrants #3 are exercised by their holders and Shares are received as a result such exercise.

1.	Definitions

In these terms and conditions, the capitalized terms shall have the following meaning:

“Backstop Issue”

means the issuance of free warrants to the members of the ad hoc committee of the Senior Notes holders (subject to any change in the composition of such committee from time to time), as partial compensation for backstop services for the Second Lien Issue, it being acknowledged that the Company and the above-mentioned beneficiaries acting unanimously may decide to procure the delivery of Backstop Warrants or underlying shares through alternative means (excluding any cash payment).

“Backstop Warrants”	means the warrants to be issued pursuant to the Backstop Issue.

“BALO”	shall have the meaning ascribed to it in section 8.

“Business Day”	means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Luxembourg, Paris and New York.

“Calculation Agent”	shall have the meaning ascribed to it in section 16.

“Centralising Agent”	shall have the meaning ascribed to it in section 16.

“Convert Holder”	means the holders of the Convertible Bonds.

“Convertible Bond Claim”

means the amount in principal (in EUR) together with accrued and unpaid interest under the Convertible Bonds as of the Reference Date (less EUR 4,461,895.41 million euros to be paid in cash no later than the Restructuring Effective Date).

“Convertible Bond Equitization”	means the share capital increase reserved to the Convert Holders for the equitization of the Convertible Bond Claim.

“Convertible Bonds”

i.       EUR325,165,550 1.75% obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes with the Company as issuer; and

ii.      EUR34,935,569 1.25% obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes with the Company as issuer.

“Coordination Issue”

means the issuance of free warrants to the members of the ad hoc committee of the Senior Notes holders as of 14 June 2017, as compensation for their global coordinator role in the context of the restructuring, it being acknowledged that the Company and the above-mentioned beneficiaries acting unanimously may decide to procure the delivery of Coordination Warrants or underlying shares through alternative means (excluding any cash payment).

“Coordination Warrants”	means the warrants to be issued pursuant to the Coordination Issue.

“Equity Restructuring Steps”

means together the Warrants #1 Issue, the Rights Issue, the Convertible Bond Equitization, the Senior Note Equitization, the Second Lien Issue, the New SN Issue, the Coordination Issue, and the Backstop Issue.

“Exercise Date”	shall have the meaning ascribed to it in section 7.

“Exercise Period”	shall have the meaning ascribed to it in section 7.

“Exercise Ratio”	shall have the meaning ascribed to it in section 7.

“Expert”	refers to an independent expert of international reputation chosen by the Company.

“Holder(s) of Warrants #3”	refer(s) to holder(s) of Warrants #3.

“Issue Date”	means, in respect of the Warrants #3, the date on which the Warrants #3 are issued which shall be no later than the Restructuring Effective Date.

“Maturity Date”	shall have the meaning ascribed to it in section 7.

“New SN Interest Second Lien Notes”

means the second lien notes to be issued by the Company, for an amount of up to USD 86 million, to be subscribed by the Senior Notes holders by way of set-off against claims under the Senior Notes, pursuant to a decision of the board of directors dated [•].

“New SN Issue”	means the issuance of New SN Interest Second Lien Notes, decided by the board of directors on [•].

“Private Placement Agreement”	means the agreement entered into between the Company and the subscribers to Second Lien Notes.

“Record Date”	shall have the meaning ascribed to it in section 11.

“Reference Date”	means the last day of the subscription period of the Rights Issue.

“Representative”	shall have the meaning ascribed to it in section 14.

“Restructuring”	means the balance sheet restructuring transactions of the Company and its subsidiaries as described in the Safeguard Plan.

“Restructuring Effective Date”

means the date on which all of the conditions to effectiveness of (i) the chapter 11 plan and (ii) the safeguard plan or the rehabilitation plan (if applicable) have been satisfied or waived in accordance with their terms, which (i) shall include (for the avoidance of doubt) completion of all steps and actions to implement and consummate the Restructuring, including the issuances of all relevant debt instruments and securities, (ii) shall not include expiry of any applicable remedy or challenge period(s) and (iii) shall be no later than 28 February 2018.

“Rights Issue”

means the share capital increase with preferential subscription rights by issuance of new shares with attached warrants, authorised by the shareholders General Meeting dated 31 December 2017 and decided by [its chief executive officer (directeur général) on [•] upon delegation of] the Board of Directors dated [•].

“Second Lien Issue”	means the issuance of Second Lien Notes, decided by the board of directors on [•].

“Second Lien Notes”	means the second lien notes to be issued by the Company, in Tranche 1 and Tranche 2, for an aggregate amount of USD 375 million, decided by the board of directors on [•].

“Senior Note Equitization”

means the share capital increase reserved to the Senior Notes holders by issuance of new shares, authorised by the shareholders General Meeting dated 31 December 2017 and decided by [its chief executive officer (directeur général) on [•] upon delegation of] the Board of Directors dated [•].

“Senior Notes”

i.       EUR400,000,000 5.875% guaranteed Senior Notes due 2020 with the Company as issuer;

ii.      USD675,625,000 6.5% guaranteed Senior Notes due 2021 with the Company as issuer; and

iii.    USD419,636,000 6.875% guaranteed Senior Notes due 2022 with the Company as issuer.

“Share(s)”	refers to an (the) ordinary share(s) issued by the Company with a nominal value of Euro 0.01 as at the Issue Date.

“Trading Day”	means any day on which Euronext Paris provides for shares to be listed on its market, other than a day on which trading ceases prior to the usual closing time.

“Tranche 1”	means the second lien notes to be issued by the Company in USD for an amount of up to USD375 million less the amount of Tranche 2, in accordance with the terms of the Private Placement Agreement.

“Tranche 2”	means the second lien notes to be issued by the Company in EUR for an amount of up to the EUR equivalent of USD100 million, in accordance with the terms of the Private Placement Agreement.

“Warrants #1”

means the warrants (bons de souscription d’actions) issued on or about the Issue Date by the Company and granted for free to all the holders of Shares entitled to receive the preferential subscription rights relating to the Rights Issue.

“Warrants #1 Issue”

means the issuance of Warrants #1, authorised by the shareholders General Meeting dated 31 December 2017 and decided by [its chief executive officer (directeur général) on [•] upon delegation of] the Board of Directors dated [•].

“Warrants #2”	means the warrants (bons de souscription d’actions) issued and attached to the Shares issued in the Rights Issue.

“Warrants #3”	means the warrants (bons de souscription d’actions) issued on the Issue Date by the Company pursuant to the Second Lien Issue.

2.	Type and class of Warrants #3 for which admission to trading is requested

Warrants #3 shall be securities giving access to the share capital within the meaning of Article L. 228-91 et seq. of the French Code de commerce.

No request for admission to trading on any regulated or non-regulated market has been made nor is it foreseen. Warrants #3 are freely tradable. Application will be made to admit the Warrants #3 for clearance through Euroclear France, which will be responsible for clearing the Warrants #3 between account holders. In addition, application will also be made for clearance of the Warrants #3 through Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme (Luxembourg).

3.	Applicable law and courts of competent jurisdiction

The Warrants #3 are governed by French law. The courts having jurisdiction in the event of a dispute are those where the registered office of the Company is located if the Company is the defendant and are designated according to the nature of the dispute, unless otherwise provided for by the French Code de procédure civile.

4.	Form and method of registration in accounts of the Warrants #3

Warrants #3 may be held as registered (nominatif) or bearer (au porteur) securities at the option of the Holders of Warrants #3.

In accordance with Article L. 211-3 of the French Code monétaire et financier, the Warrants #3 are required to be registered in securities accounts held by the Company or an authorised intermediary, as the case may be.

Consequently, the rights of Holders of Warrants #3 will be recorded as book-entries in securities accounts opened in their name and held by:

•	the authorised intermediary which will be appointed at a later stage by the Company, for Warrants #3 held in fully registered form (forme nominative pure);

•

an authorised financial intermediary of their choice and by the authorised intermediary which will be appointed at a later stage by the Company, for Warrants #3 held in administered registered form (forme nominative administrée); or

•	an authorised financial intermediary chosen by the relevant Holder of Warrants #3 held in bearer form (au porteur).

No physical document of title (including representative certificates pursuant to Article R. 211-7 of the French Code monétaire et financier) will be issued to represent the Warrants #3.

In accordance with Articles L. 211-15 and L. 211-17 of the French Code monétaire et financier, transfer of the Warrants #3 is made by account transfers, and the transfer of ownership of the Warrants #3 will occur once they are recorded as book-entries in the acquirer’s securities account.

Application will be made to admit the Warrants #3 for clearance through Euroclear France, which will be responsible for clearing the Warrants #3 between account holders. In addition, application will also be made for clearance of the Warrants #3 through Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme (Luxembourg).

The Warrants #3 will be recorded as book-entries in securities accounts on the Issue Date which shall be no later than the Restructuring Effective Date.

5.	Currency of the issue

The issue will be completed in euros.

6.	Number of Warrants #3

The maximum number of Warrants #3 to be issued on the Issue Date shall be equal to the number of Shares corresponding in aggregate to 16% of the total number of Shares outstanding after the Rights Issue, the Convertible Bond Equitization, the Senior Notes Equitization and assuming that (i) all of the Coordination Warrants, the Backstop Warrants and the Warrants #3 have been exercised and (ii) none of the Warrants #1 or the Warrants #2 have been exercised (the “Diluted Number of Shares”).

The number of Warrants #3 to be allocated to each Second Lien Note subscriber will be equal to the following formula, it being specified that the result of the below formula shall be rounded down to the nearest whole number:

(16 % x Diluted Number of Shares) x	Amount in principle of Second Lien Notes subscribed by the relevant Second Lien Note subscriber

USD 375 million

The definitive total number of Warrants #3 to be issued on the Issue Date shall be published by the Company as soon as possible following the Issue Date on the Company’s website at www.cgg.com.

7.	Issue date, Exercise Price, Exercise Period and Exercise Method

The Warrants #3 will be issued on the Issue Date.

Subject to provisions of sections 10, 11 and 12 below, one (1) Warrant #3 will entitle their holder to subscribe to one (1) new Share (the “Exercise Ratio”), at a subscription price of 0.01 euro per new Share. The Warrants #3 may only be exercised in exchange for a whole number of Shares (see section 12).

The Exercise Ratio may be adjusted following transactions implemented by the Company after the Issue Date, in accordance with applicable French laws and regulations, in order to maintain the rights of the Holders of Warrant #3, as described in section 11. For the avoidance of doubt, the Exercise Ratio shall not be adjusted as a result of the Equity Restructuring Steps, as those Equity Restructuring Steps have already been taken into account to define the terms and conditions of the Warrant #3.

The Warrants #3 shall become exercisable as from the Restructuring Effective Date and during a six-month period starting on the Restructuring Effective Date (the “Exercise Period”).

The Company will issue a press release indicating the Restructuring Effective Date as soon as possible from the Restructuring Effective Date.

The Warrants #3 shall expire at the close of trading on Euronext Paris (5:30 p.m., Central European Time) on the Business Day corresponding to the six-month anniversary of the Restructuring Effective Date (or the first Business Day following the six-month anniversary of the Restructuring Effective Date if such date is not a Business Day), or earlier upon (i) liquidation of the Company or (ii) redemption of all the Warrants #3 in accordance with section 13 (the “Maturity Date”).

To exercise Warrants #3, a holder must:

•

send (a) a request and (b) if it is located in the United States, an executed investor letter, (i) to its accredited financial intermediary, for the Warrants #3 held in bearer form (forme au porteur) or in administrative registered form (forme nominative administrée), or (ii) to the agent who will be appointed at a later stage by the Company, for Warrants #3 held in registered form (forme nominative pure); and

•	pay in cash the amount due to the Company as a result of the subscription of the Warrant #3.

The Centralising Agent (as defined in section 16), ensuring centralisation of these transactions will be appointed at a later stage by Company.

The date of exercise (the “Exercise Date”) in respect of any Warrant #3 shall be the date on which the last of the following conditions is met:

•	the Warrants #3 have been transferred by the accredited financial intermediary to the Centralising Agent;

•	the amount due to the Company as a result of the exercise of the Warrants #3 is received by the Centralising Agent.

Delivery of Shares issued upon exercise of Warrants #3 shall take place at the latest on the fifth (5th) Trading Day after their Exercise Date.

In the event of any transaction giving right to an adjustment pursuant to section 11 and for which the Record Date (as defined in section 11) is between (i) the Exercise Date (inclusive) of the Warrants #3 and (ii) the delivery date of the Shares issued upon exercise of Warrants #3 (excluded), the Holders of Warrants #3 shall not be entitled to take part in such transaction, subject to their right to adjustment in accordance with section 11 at any time up to (but excluding) the delivery date of the Shares.

8.	Suspension of the exercise of Warrants #3

In the event of an increase in share capital, merger (absorption or fusion), spin-off (scission) or issuance of new equity securities or securities giving access to the capital, or other financial transactions conferring preferential subscription rights or reserving a priority subscription period for the benefit of shareholders of the Company, the Company will be entitled to suspend the exercise of the Warrants #3 for a period that shall not exceed three months or such other period as may be established by applicable regulations, it being specified that the Exercise Period shall be extended accordingly. The Company’s decision to suspend the exercise of the Warrants #3 will be published (so long as required by French law) in the Bulletin des Annonces légales obligatoires (“BALO”). This notice will be published at least seven days prior to the date on which such suspension comes into effect and will indicate both the date on which the suspension comes into effect and the date on which it comes to an end. This information will also be published on the Company’s website at www.cgg.com and in a notice to be issued by Euronext.

9.	Ranking of Warrants #3

Not applicable.

10.	Amendment of the rules on distribution of profits and amortization, legal form or corporate purpose of the Company - reduction of the share capital of the Company resulting from losses

In accordance with the provisions of Article L. 228-98 of the French Code de commerce,

(i)	the Company may change its corporate form or corporate purpose without requesting the approval of the general meeting of Holders of Warrant #3;

(ii)

the Company may, without requesting authorisation from the general meeting of Holders of Warrants #3, redeem its share capital, change its profit distribution or issue preferred shares, provided, so long as any Warrants #3 are outstanding, that it takes the necessary measures to preserve the Holders of Warrants #3’ rights (see section 11);

(iii)

in the event of a reduction of the share capital of the Company resulting from losses and realised through the decrease in the par value or of the number of Shares comprising the share capital, the rights of the Holders of Warrants #3 will be reduced accordingly, as if they had exercised their Warrants #3 before the date such share capital reduction occurred. In the event of a reduction of the share capital by a decrease in the number of Shares, the new Exercise Ratio will be equal to the product of the Exercise Ratio in effect before the decrease in the number of Shares and the following ratio:

Number of Shares comprising the share capital after the transaction
Number of Shares comprising the share capital before the transaction

In accordance with Article R. 228-92 of the French Code de commerce, if the Company decides to issue, in any form whatsoever, new Shares or securities giving access to the share capital with preferential subscription rights reserved for shareholders, to distribute reserves, in cash or in kind, to issue premiums or to change the distribution of its profits by creating preferential shares, it will inform the Holders of Warrants #3 by a notice published in the BALO (so long as required by French law).

11.	Maintenance of rights of the Holders of Warrants #3

Subsequent to any of the following transactions:

1.	financial transactions with listed preferential subscription rights or by the free distribution of listed warrants;

2.	the free distribution of Shares to shareholders, Share split or reverse Share split;

3.	the capitalisation of reserves, profits or premiums through an increase in the nominal value of the Shares;

4.	the distribution of reserves or premiums, in cash or in kind;

5.	the free distribution to the Company’s shareholders of any financial instrument other than the Shares;

6.	a merger (absorption or fusion) or spin-off (scission);

7.	a repurchase by the Company of its own Shares at a price higher than the market price;

8.	the redemption of share capital;

9.	a change in profit distribution and/or the creation of preferred shares; and

which the Company may carry out after the Issue Date, for which the Record Date (as defined below) occurs before the delivery date of Shares issued upon exercise of the Warrants #3, the rights of Holders of Warrants #3 will be maintained until the delivery date (excluded), by means of an adjustment to the Exercise Ratio, in accordance with the terms set forth below.

The “Record Date” is the date on which the holding of Shares is fixed so as to determine which shareholders are beneficial owners of a transaction or may participate in a transaction, and in particular to which shareholders, a distribution, or an allotment, announced or approved on or before such date, should be paid or delivered.

This adjustment will be carried out such that the value of the Shares that would have been allocated if the Warrants #3 had been exercised immediately before the completion of any of the transactions listed above is equal, to the nearest thousandth of a Share, to the value of the Shares to be allocated upon exercise of the Warrants #3 immediately after the completion of such a transaction.

In the event of adjustments carried out in accordance with paragraphs 1 to 9 below, the new Exercise Ratio will be calculated to three decimal places by rounding to the nearest thousandth (with 0.0005 being rounded upwards to the nearest thousandth, i.e., 0.001). Any subsequent adjustments will be carried out on the basis of such newly calculated and rounded Exercise Ratio. However, because the Exercise Ratio may result only in the allocation of a whole number of Shares, fractional entitlements will be treated as specified in section 12.

1.

(a) In the event of a financial transaction conferring listed preferential subscription rights, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share after detachment of the preferential subscription right + Value of the preferential subscription right
Value of the Share after detachment of the preferential subscription right

For the calculation of this ratio, the values of the Share after detachment of the preferential subscription right and of the preferential subscription right will be equal to the arithmetic average of their opening prices quoted on Euronext Paris (or, in the absence of a listing on Euronext Paris, on any other regulated market or on a similar market on which the Shares or preferential subscription rights are listed) on each Trading Day included in the subscription period.

(b) In the event of a financial transaction involving the free distribution of listed warrants to shareholders with the corresponding ability to place the securities resulting from the exercise of warrants that were unexercised by their holders at the end of the subscription period that applies to them, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Shares after detachment of the warrant + Value of the warrant
Value of the Shares after detachment of the warrant

For the calculation of this ratio:

•

the value of the Share after detachment of the warrant will be equal to the volume-weighted average of (i) the price of the Shares quoted on Euronext Paris (or, in the absence of a listing on Euronext Paris, on any other regulated or similar market on which the Shares are listed) on each Trading Day included in the subscription period, and (ii) (a) the transfer price of the securities sold within the framework of the placement, if such securities are shares fungible with the existing Shares, applying the volume of shares sold within the framework of the placement to the transfer price or (b) the price of the Shares quoted on Euronext Paris (or, in the absence of a listing on Euronext Paris, on any other regulated or similar market on which the Shares are listed) on the determination date of the sale price of the securities sold within the framework of the placement if such securities are not shares fungible with the existing Shares.

•

the value of the warrant will be equal to the volume-weighted average of (i) the price of the warrants on Euronext Paris (or, in the absence of a listing on Euronext Paris, on any other regulated or similar market on which the warrants are listed) on each Trading Day included in the subscription period, and, (ii) the implicit value (valeur implicite) of the warrants represented by the sale price of the securities sold within the framework of the placement – which corresponds to the difference (if it is positive), adjusted by the warrants’ exchange ratio, between the sale price of the securities sold within the framework of the placement and the subscription price of the securities – by applying the volume of exercised warrants to the price so determined in order to allocate the securities sold within the framework of the placement.

2.

In the event of the free distribution of Shares to shareholders, Share split or reverse Share split, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Number of Shares comprising the share capital after the transaction
Number of Shares comprising the share capital before the transaction

3.

In the event of a share capital increase by capitalisation of reserves, profits or premiums carried out by increase in the nominal value of the Shares, the nominal value of the Shares to be allocated to Holders of Warrants #3 exercising their Warrants #3 will be increased accordingly.

4.

In the event of a distribution of reserves or premiums in cash or in kind (portfolio securities, etc.), the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share before distribution
Value of the Share before distribution – Amount distributed per Share or value of the securities or assets distributed per Share

For the calculation of this ratio:

•

the value of the Share before distribution will be equal to the volume-weighted average price of the Shares quoted on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market on which the Shares are listed) during the three Trading Days immediately preceding the Trading Day on which the Shares are listed ex-distribution;

•	if the distribution is made in kind:

a.	in the event of a distribution of securities already listed on a regulated market or similar market, the value of the securities distributed will be determined as indicated above;

b.

in the event of the distribution of securities that are not already listed on a regulated market or similar market, the value of the securities distributed will be equal, if they are expected to be listed on a regulated market or similar market within ten Trading Days starting on the date on which the Shares are listed ex-distribution, to the volume-weighted average price on such market during the first three Trading Days included in such period during which such securities are listed; and

c.

in other cases (distribution of securities that are not listed on a regulated market or a similar market or are listed for fewer than three Trading Days within the period of ten Trading Days referred to above or a distribution of assets), the value of the securities or assets allocated per Share will be determined by an Expert.

5.

In the event of a free distribution to the Company’s shareholders of financial instruments other than the Shares, and subject to paragraph 1(b) above, the new Exercise Ratio will be determined as follows:

a.

if the right to the free allocation of securities was admitted to trading on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market), by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share ex-right to free allocation + Value of the free allocation right
Value of the Share ex-right to free allocation

For the calculation of this ratio:

•

the value of the Share ex-right to free allocation will be equal to the volume-weighted average Share price on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market on which the Share ex-right to free allocation is listed) of the Share ex-right to free allocation during the first three Trading Days on which the Company Shares are listed ex-right to free allocation;

•

the value of the free allocation right will be determined as indicated in the paragraph above. If the free allocation right is not listed during each of the three Trading Days, then its value will be determined by an Expert.

b.

if the right to free allocation of securities was not admitted to trading on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market), by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share ex-right to free allocation + Value of the security or securities allocated per Share
Value of the Share ex-right to free allocation

For the calculation of this ratio:

•	the value of the Share ex-right to free allocation will be determined as indicated in paragraph (a) above;

•

if the securities allocated are listed or may become listed on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market), within ten Trading Days beginning on the date on which the Shares are listed ex-distribution, then the value of the security or securities allocated per Share will be equal to the volume-weighted average of the price of such financial securities recorded on such market during the first three Trading Days included within this period during which such securities are listed. If the securities allocated are not listed on each of the three Trading Days, then the value of the security or securities allocated per Share will be determined by an Expert.

6.

In the event that the Company is merged into another company (absorption) or is merged with one or more companies forming a new company (fusion) or is spun-off (scission), the Warrants #3 will be exchangeable for shares of the absorbing or new company or of the beneficiary companies of such spin-off.

The new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the exchange ratio of Shares for shares of the acquiring or new company or the beneficiary companies of a spin-off. These latter companies will be substituted ipso jure for the Company with regard to its obligations towards the Holders of Warrant #3.

7.

In the event of a repurchase by the Company of its own Shares at a price higher than the market price, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the repurchase by the following ratio:

Share value x (1 – Pc%)
Share value – (Pc% x Repurchase price)

For the calculation of this ratio:

•

Share value means the volume-weighted average price of the Shares on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market on which the Share is listed) during the three Trading Days immediately preceding such repurchase (or the option to repurchase);

•	Pc% means the percentage of repurchased capital; and

•	Repurchase price means the actual price at which Shares are repurchased.

8.

In the event of a redemption of share capital, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share before redemption
Value of the Share before redemption – Amount of redemption per Share

For the calculation of this ratio, the value of the Share before redemption will be equal to the volume-weighted average price of the Shares on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market on which the Shares are listed) during the three Trading Days immediately preceding the Trading Day on which the Shares are listed ex-redemption.

9.

(a) In the event of the modification by the Company of the distribution of its profits and/or the creation of preferred shares resulting in such a change, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share before the change
Value of the Share before the change – Reduction per Share of the right to profits

For the calculation of this ratio:

•

the value of the Share before the change will be determined on the basis of the volume-weighted average price of the Shares on Euronext Paris (or if the Shares are not listed on Euronext Paris, on another regulated or similar market on which the Shares are listed) during the three Trading Days immediately preceding the day of such change;

•	the Reduction per Share of the rights to profits will be determined by an Expert.

Notwithstanding the above, if such preferred shares are issued with shareholders’ preferential subscription rights or by the free distribution to shareholders of warrants exercisable for such preferred shares, the new Exercise Ratio will be adjusted in accordance with paragraphs 1 or 5 above.

(b) In the event of the creation of preferred shares that do not lead to a modification of the distribution of profits, the adjustment of the Exercise Ratio, if necessary, will be determined by an Expert.

Adjustment calculations will be made by the Calculation Agent (as defined in section 16) based, in particular, in the specific circumstances described in this section, on one or more values determined by an Expert (and who may be the Calculation Agent itself, acting as Expert).

If the Company were to carry out transactions where an adjustment had not been completed under paragraphs 1 to 9 above, and where a later law or regulation would imply an adjustment, the Calculation Agent shall make this adjustment in accordance with the law or regulations applicable and the market customs in this matter in France.

In case of adjustment, the new terms for exercising Warrants #3 shall be communicated to the Holders of Warrants #3 through a publication by the Company on its website (www.cgg.com) at the latest five (5) Business Days after the new adjustment becomes effective. This adjustment shall also be published by Euronext Paris within the same timeframe.

Adjustments, calculations and determinations performed by the Calculation Agent or the Expert, pursuant to this section shall be final and binding (save in the case of gross negligence (faute lourde), willful misconduct (dol) or manifest error) on the Company, in respect of calculation made by the Expert, and the Holders of Warrant #3.

12.	No Fractional Shares

Each Holder of Warrants #3 exercising such Warrants #3 can subscribe to a number of Shares calculated in application of the Exercise Ratio.

Any Holder of Warrants #3 must exercise such number of Warrants #3 to allow the subscription of a whole number of Shares with respect to the Exercise Ratio.

In accordance with Articles L. 225-149 and R. 228-94 of the French Code de commerce, in case of adjustment to the Exercise Ratio and if the number of Shares so calculated is not a whole number, (i) the Company shall round down the number of Shares to be issued to the Holder of Warrants #3 to the nearest whole number of Shares and (ii) the Holder of Warrants #3 will receive an amount in cash from the Company equal to the resulting fractional Share multiplied by the last quote at the stock exchange session preceding the day of filing of the request to exercise his/her/its Warrant #3. Therefore no fractional Shares shall be issued upon exercise of the Warrant #3.

13.	Lapse following purchases, repurchase offers or exchange offers

The Company may, at its option, redeem all or part of the Warrants #3, at any time, without limitation as to price or quantity by means of purchases on or off the market, or by initiating public tender or exchange offers, as the case may be

Warrants #3 that have been redeemed will be cancelled in accordance with French law.

It is specified that the redemption of Warrants #3 by the Company cannot be mandatory for their holders (except in the event of a squeeze-out procedure following a public offer).

14.	Representative of the Masse of Holders of Warrant #3

In accordance with Article L. 228-103 of the French Code de commerce, the Holders of Warrants #3 shall be grouped into a body (masse), which shall benefit from legal personality and which shall be subject to the same provisions as those provided for in Articles L. 228-47 to L. 228-64, L. 228-66 and L. 228-90 of the French Code de commerce.

The representative of the masse (the “Representative”) shall be:

Aether Financial Services

36 rue de Monceau

75008 Paris

In the event of incompatibility, resignation or revocation of the Representative, a replacement will be elected by a meeting of the general assembly of the Holders of Warrant #3.

The Company shall pay to the Representative an annual flat fee equal to EUR500 (excluding VAT) each year. The first flat fee shall be calculated on a pro-rata basis, based on the outstanding number of days until the end of the year. With respect to subsequent years, the flat fee shall become due and payable on each 1st January.

The Representative shall fulfil his functions until his/her resignation, revocation by the general meeting of the Holder of Warrants #3 or until an incompatibility occurs. His/her mandate shall end by matter of law on the Maturity Date. This term can be extended by law until the definitive resolution of the pending litigation in which the Representative would be engaged, and until the execution of the decision or settlements.

The Company shall pay the Representative’s compensation and the cost of the convening and holding of the meetings of the Holders of Warrants #3, the publicity of their decisions and the costs related to the designation of representative pursuant to art L. 228-50 of the French Code de commerce, as the case may be, as well as all justified costs related to the administration and the functioning of the masse.

The meeting of the Holders of Warrants #3 is competent to authorize any amendment of the terms and conditions of the Warrants #3 and to make any decision relating to the subscription or allocation conditions of the Warrants #3.

Unless otherwise decided under a resolution adopted during a meeting of the Holders of Warrants #3, the Representative shall have the right to perform in the name of the masse of Holders of Warrants #3 all management acts to defend the common interest of Holders of Warrants #3.

This power may be delegated by the Representative to a third party in accordance with legal provisions and regulations.

The meetings of the masse shall take place at the registered office of the Company or in any other place set out in the convening notice. Each Holder of Warrants #3 will be entitled, for a 15-day period prior to the meeting of the masse, personally or via an agent, to be provided with a copy of the proposed resolutions and reports that will be presented to the meeting of the masse, at the Company’s registered office, at the location of the administrative management, or as the case may be, in any other place set out in the convening notice.

Pursuant to applicable French law at the date hereof, the meeting of the Holders of Warrants #3 can validly deliberate if the Holders of Warrant #3, present or represented, hold at least 25% of the voting rights of the Warrants #3 on first convocation and 20% of the voting rights of the Warrants #3 on second convocation. Decisions of the masse are made with a two-third majority of the votes of the Holders of Warrant #3, present or represented, during the masse meeting (pursuant to articles L. 225-96 and L. 228-103 of the French Code de commerce). One Warrant #3 gives right to one vote at the masse meetings.

15.	Shares issued upon exercise of Warrants #3

The Shares resulting from the exercise of Warrants #3 shall be of the same category and benefit from the same rights as those of the existing Shares. They will carry dividend rights and entitle their holders, from their delivery, to all of the rights attached to such Shares (jouissance courante).

The new Shares issued upon exercise of the Warrants #3 will be admitted to trading on Euronext Paris on the same quotation lines as the outstanding Shares (same ISIN Code).

The rules governing the form, ownership and transfer of the Shares are described in the articles of association of the Company.

16.	Centralising Agent and Calculation Agent

The Company will appoint the centralising agent (the “Centralising Agent”) and the calculation agent (the “Calculation Agent”) at a later stage.

The Company reserves the right at any time to vary or terminate the appointment of the Centralising Agent and the Calculation Agent and/or to appoint a substitute Centralising Agent or Calculation Agent.

17.	Further Issues and Assimilation

The Company may from time to time without the consent of the Holders of Warrants #3 issue further warrants to be assimilated (assimilables) with the Warrants #3, provided that such further warrants and the Warrants #3 shall carry rights identical in all respects and that the terms of such further warrants shall provide for such assimilation.

In the event of such an assimilation, the Holders of Warrants #3 and the holders of such further warrants will be grouped together in a single masse for the defense of their common interests.

18.	Restrictions on the free negotiability of the Warrants #3 and the Shares to be issued from the exercise of the Warrants #3

No provision of the articles of association restricts the free negotiability of the Warrants #3 or the Shares composing the Company’ share capital.

19.	United States Selling Restrictions

The Warrants #3 and the Shares to be issued upon exercise of the Warrants #3 have not been and will not be registered under the United States Securities Act or with any securities regulatory authority of any state or jurisdiction in the United States, and the new Shares may not be offered or sold except pursuant to any exemption from, or in a transaction not subject to the registration requirements of, the Securities Act and any applicable securities laws of the states of the United States. Accordingly, the new Shares are being offered and sold only (i) in the United States to QIBs in a private placement exempt from the registration requirements of the Securities Act and (ii) outside the United States in “offshore transactions” as defined in, and in accordance with, Regulation S.

A holder may not exercise its Warrants #3 unless it is a QIB as defined in Rule 144A. Holders of Warrants #3 may only exercise their Warrants #3 in the United States if they sign and deliver to its accredited financial intermediary, together with a duly completed exercise request, an investor letter.

Holders of Warrants #3 signing such a letter will be:

•	representing that they and any account for which they are purchasing the new Shares are QIBs; and

•

agreeing not to resell the Shares in the United States, subject to certain exceptions, and not to deposit those Shares in our American Depositary Receipt facility. As a result, such Shares may, subject to certain exceptions, only be resold in transactions outside the United States meeting the requirements of Rule 903 or 904 of Regulation S. So long as the Shares are listed on The New York Stock Exchange, Rule 144A is not available for the resale of any new Shares.

Any envelope containing exercise form and post-marked from the United States will not be accepted unless it contains a duly executed investor letter. Similarly, any exercise form in which the exercising holder requests new Shares to be issued in registered form and gives an address in the United States will not be accepted unless it contains a duly executed investor letter.

Exercise forms that do not meet the foregoing criteria will be deemed to be without effect and any exercise price paid in respect of such subscription forms will be returned without interest.

20.	Other restrictions

For others jurisdictions than the United States, customary selling restrictions shall be provided in the prospectus.

Annex 5

Draft main characteristics of Coordination Warrants

The characteristics of the Coordination Warrants shall be substantially those described below:

Coordination Warrants (as defined below) do not grant their holders the rights or privileges attached to Shares (as defined below) (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof) until such Coordination Warrants are exercised by their holders and Shares are received as a result such exercise.

1.	Definitions

In these terms and conditions, the capitalized terms shall have the following meaning:

“Affiliates”

means, with respect to any specified entity with or without legal personality, any entity controlling, controlled by or under common control with, directly or indirectly, such specified entity, being specified that for the purpose of this definition, the term “control” means the control within the meaning of article L. 233-3 of the Code de commerce and the terms “controlling” and “controlled” shall be construed accordingly.

“Backstop Issue”

means the issuance of free warrants to the members of the ad hoc committee of the Senior Notes holders (subject to any change in the composition of such committee from time to time), as partial compensation for backstop services for the Second Lien Issue, it being acknowledged that the Company and the above-mentioned beneficiaries acting unanimously may decide to procure the delivery of Backstop Warrants or underlying shares through alternative means (excluding any cash payment).

“Backstop Warrants”	means the warrants to be issued pursuant to the Backstop Issue.

“BALO”	shall have the meaning ascribed to it in section 8.

“Business Day”	means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Luxembourg, Paris and New York.

“Calculation Agent”	shall have the meaning ascribed to it in section 16.

“Centralising Agent”	shall have the meaning ascribed to it in section 16.

“Convert Holder”	means the holders of the Convertible Bonds.

“Convertible Bond Claim”

means the amount in principal (in EUR) together with accrued and unpaid interest under the Convertible Bonds as of the Reference Date (less EUR 4,461,895.41 million euros to be paid in cash no later than the Restructuring Effective Date).

“Convertible Bond Equitization”	means the share capital increase reserved to the Convert Holders for the equitization of the Convertible Bond Claim.

“Convertible Bonds”

i.       EUR325,165,550 1.75% obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes with the Company as issuer; and

ii.      EUR34,935,569 1.25% obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes with the Company as issuer.

“Coordination Issue”

means the issuance of free warrants to the members of the ad hoc committee of the Senior Notes holders as of 14 June 2017, as compensation for their global coordinator role in the context of the Restructuring, it being acknowledged that the Company and the above-mentioned beneficiaries acting unanimously may decide to procure the delivery of Coordination Warrants or underlying shares through alternative means (excluding any cash payment).

“Coordination Warrants”	means the warrants to be issued pursuant to the Coordination Issue.

“Debt Lock-Up Agreement”

means the lock-up agreement which, as announced to the market on 14 June 2017, has been signed by (i) an ad hoc committee of secured lenders, holding collectively approximately 53.8% of the aggregate principal amount of the group’s secured debt, (ii) the ad hoc committee of Senior Notes holders, holding collectively approximately 52.4% of the aggregate principal amount of the Company’s Senior Notes, and (iii) DNCA, which holds 5.5% of the aggregate principal amount of the Company’s Senior Notes and approximately 20.7% of the aggregate principal amount of its Convertible Bonds.

“Equity Restructuring Steps”

means together the Warrants #1 Issue, the Rights Issue, the Convertible Bond Equitization, the Senior Note Equitization, the Second Lien Issue, the New SN Issue, the Coordination Issue, and the Backstop Issue.

“Exercise Date”	shall have the meaning ascribed to it in section 7.

“Exercise Period”	shall have the meaning ascribed to it in section 7.

“Exercise Ratio”	shall have the meaning ascribed to it in section 7.

“Expert”	refers to an independent expert of international reputation chosen by the Company.

“Holder(s) of Coordination Warrants”	refer(s) to holder(s) of Coordination Warrants.

“Issue Date”	means, in respect of the Coordination Warrants, the date on which the Coordination Warrants are issued which shall be no later than the Restructuring Effective Date.

“Maturity Date”	shall have the meaning ascribed to it in section 7.

“New SN Interest Second Lien Notes”

means the second lien notes to be issued by the Company, for an amount of up to USD 86 million, to be subscribed by the Senior Notes holders by way of set-off against claims under the Senior Notes, pursuant to a decision of the board of directors dated [•].

“New SN Issue”	means the issuance of New SN Interest Second Lien Notes, decided by the board of directors on [•].

“Record Date”	shall have the meaning ascribed to it in section 11.

“Reference Date”	means the last day of the subscription period of the Rights Issue.

“Representative”	shall have the meaning ascribed to it in section 14.

“Restructuring”	means the balance sheet restructuring transactions of the Company and its subsidiaries as described in the Safeguard Plan.

“Restructuring Effective Date”

means the date on which all of the conditions to effectiveness of (i) the chapter 11 plan and (ii) the safeguard plan or the rehabilitation plan (if applicable) have been satisfied or waived in accordance with their terms, which (i) shall include (for the avoidance of doubt) completion of all steps and actions to implement and consummate the Restructuring, including the issuances of all relevant debt instruments and securities, (ii) shall not include expiry of any applicable remedy or challenge period(s) and (iii) shall be no later than 28 February 2018.

“Rights Issue”

means the share capital increase with preferential subscription rights by issuance of new shares with attached warrants, authorised by the shareholders General Meeting dated 31 December 2017 and decided by [its chief executive officer (directeur général) on [•] upon delegation of] the Board of Directors dated [•].

“Second Lien Issue”	means the issuance of Second Lien Notes, decided by the board of directors on [•].

“Second Lien Notes”	means the second lien notes to be issued by the Company , in two tranches, for an aggregate maximum amount of 375 million US dollars, as decided by the board of directors on [•] 2017.

“Senior Note Equitization”

means the share capital increase reserved to the Senior Notes holders by issuance of new shares, authorised by the shareholders General Meeting dated 31 December 2017 and decided by [its chief executive officer (directeur général) on [•] upon delegation of] the Board of Directors dated [•].

“Senior Notes”

i.       EUR400,000,000 5.875% guaranteed Senior Notes due 2020 with the Company as issuer;

ii.      USD675,625,000 6.5% guaranteed Senior Notes due 2021 with the Company as issuer; and

iii.    USD419,636,000 6.875% guaranteed Senior Notes due 2022 with the Company as issuer.

“Share(s)”	refers to an (the) ordinary share(s) issued by the Company with a nominal value of Euro 0.01 as at the Issue Date.

“Trading Day”	means any day on which Euronext Paris provides for shares to be listed on its market, other than a day on which trading ceases prior to the usual closing time.

“Warrants #1”

means the warrants (bons de souscription d’actions) issued on or about the Issue Date by the Company and granted for free to all the holders of Shares entitled to receive the preferential subscription rights relating to the Rights Issue.

“Warrants #1 Issue”

means the issuance of Warrants #1, authorised by the shareholders General Meeting dated 31 December 2017 and decided by [its chief executive officer (directeur général) on [•] upon delegation of] the Board of Directors dated [•].

“Warrants #2”	means the warrants (bons de souscription d’actions) issued and attached to the Shares issued in the Rights Issue.

“Warrants #3”	means the warrants (bons de souscription d’actions) issued on the Issue Date by the Company pursuant to the Second Lien Issue.

2.	Type and class of Coordination Warrants for which admission to trading is requested

No request for admission to trading on any regulated or non-regulated market has been made nor is it foreseen. Coordination Warrants are freely tradable. Application will be made to admit the Warrants #3 for clearance through Euroclear France, which will be responsible for clearing the Warrants #3 between account holders. In addition, application will also be made for clearance of the Warrants #3 through Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme (Luxembourg).

3.	Applicable law and courts of competent jurisdiction

The Coordination Warrants are governed by French law. The courts having jurisdiction in the event of a dispute are those where the registered office of the Company is located if the Company is the defendant and are designated according to the nature of the dispute, unless otherwise provided for by the French Code de procédure civile.

4.	Form and method of registration in accounts of the Coordination Warrants

Coordination Warrants may be held as registered (nominatif) or bearer (au porteur) securities at the option of the Holders of Coordination Warrants.

In accordance with Article L. 211-3 of the French Code monétaire et financier, the Coordination Warrants are required to be registered in securities accounts held by the Company or an authorised intermediary, as the case may be.

Consequently, the rights of Holders of Coordination Warrants will be recorded as book-entries in securities accounts opened in their name and held by:

•	the authorised intermediary which will be appointed at a later stage by the Company, for Coordination Warrants held in fully registered form (forme nominative pure);

•

an authorised financial intermediary of their choice and by the authorised intermediary which will be appointed at a later stage by the Company, for Coordination Warrants held in administered registered form (forme nominative administrée); or

•	an authorised financial intermediary chosen by the relevant Holder of Coordination Warrants held in bearer form (au porteur).

No physical document of title (including representative certificates pursuant to Article R. 211-7 of the French Code monétaire et financier) will be issued to represent the Coordination Warrants.

In accordance with Articles L. 211-15 and L. 211-17 of the French Code monétaire et financier, transfer of the Coordination Warrants is made by account transfers, and the transfer of ownership of the Coordination Warrants will occur once they are recorded as book-entries in the acquirer’s securities account.

Application will be made to admit the Coordination Warrants for clearance through Euroclear France, which will be responsible for clearing the Coordination Warrants between account holders. In addition, application will also be made for clearance of the Coordination Warrants through Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme (Luxembourg).

The Coordination Warrants will be recorded as book-entries in securities accounts on the Issue Date which shall be no later than the Restructuring Effective Date.

5.	Currency of the issue

The issue will be completed in euros.

6.	Number of Coordination Warrants

The maximum number of Coordination Warrants to be issued on the Issue Date shall be equal to the number of Shares corresponding in aggregate to 1% of the total number of Shares outstanding after the Rights Issue, the Convertible Bond Equitization, the Senior Notes Equitization and assuming that (i) all of the Coordination Warrants, the Backstop Warrants and the Warrants #3 have been exercised and (ii) none of the Warrants #1 or the Warrants #2 have been exercised (the “Diluted Number of Shares”).

The Coordination Warrants will be distributed among the beneficiaries pursuant to the following percentage, it being specified that the result will be rounded down to the nearest integer:

Beneficiaries	Percentage allocated (%)
Funds and/or entities advised and/or managed by Alden Global Capital LLC:	14.9978
• Alden Global Opportunities Fund L.P.	49.3	(*)
• Alden Global Value Recovery Fund LP	31.9	(*)
• Randall D Smith Roth IRA	18.8	(*)
Funds and/or entities advised and/or managed by Attestor Capital LLP:	14.6096
• Trinity Investments Designated Activity Company	100	(*)
Funds and/or entities advised and/or managed by Aurelius Capital Management LP:	15.2479
• Lex Financial Investments (Luxembourg) S.à r.l.	100	(*)
Funds and/or entities advised and/or managed by Boussard & Gavaudan Asset Management LP:	21.5151
• BG Long Term Value	3.44874	(*)
• BG Select Investments (Ireland) Limited	96.55126	(*)
Funds and/or entities advised and/or managed by Contrarian Capital Management LLC:	20.4085
• Lux Holdings 2017 S.à r.l.	100	(*)
Funds and/or entities advised and/or managed by Third Point LLC:	13.2212
• TP Lux Holdco S.à r.l.	100	(*)

(*)	Allocation expressed as a percentage of the corresponding global allocation in bold.

The definitive total number of Coordination Warrants to be issued on the Issue Date shall be published by the Company as soon as possible following the Issue Date on the Company’s website at www.cgg.com.

7.	Issue date, Exercise Price, Exercise Period and Exercise Method

The Coordination Warrants will be issued on the Issue Date.

Subject to provisions of sections 10, 11 and 12 below, one (1) Coordination Warrant will entitle their holder to subscribe to one (1) new Share (the “Exercise Ratio”), at a subscription price of 0.01 euro per new Share. The Coordination Warrants may only be exercised in exchange for a whole number of Shares (see section 12).

The Exercise Ratio may be adjusted following transactions implemented by the Company after the Issue Date, in accordance with applicable French laws and regulations, in order to maintain the rights of the Holders of Coordination Warrants, as described in section 11. For the avoidance of doubt, the Exercise Ratio shall not be adjusted as a result of the Equity Restructuring Steps, as those Equity Restructuring Steps have already been taken into account to define the terms and conditions of the Coordination Warrants.

The Coordination Warrants shall become exercisable as from the Restructuring Effective Date and during a six-month period starting on the Restructuring Effective Date (the “Exercise Period”).

The Company will issue a press release indicating the Restructuring Effective Date as soon as possible from the Restructuring Effective Date.

The Coordination Warrants shall expire at the close of trading on Euronext Paris (5:30 p.m., Central European time) on the Business Day corresponding to the six-month anniversary of the Restructuring Effective Date (or the first Business Day following the six-month anniversary of the Restructuring Effective Date if such date is not a Business Day), or earlier upon (i) liquidation of the Company or (ii) redemption of all the Coordination Warrants in accordance with section 13 (the “Maturity Date”).

To exercise Coordination Warrants, a holder must:

•

send (a) a request and (b) if it is located in the United States, an executed investor letter, (i) to its accredited financial intermediary, for the Coordination Warrants held in bearer form (forme au porteur) or in administrative registered form (forme nominative administrée), or (ii) to the agent who will be appointed at a later stage by the Company, for Coordination Warrants held in registered form (forme nominative pure); and

•	pay in cash the amount due to the Company as a result of the subscription of the Coordination Warrants.

The Centralising Agent (as defined in section 16), ensuring centralisation of these transactions will be appointed at a later stage by Company.

The date of exercise (the “Exercise Date”) in respect of any Coordination Warrants shall be the date on which the last of the following conditions is met:

•	the Coordination Warrants have been transferred by the accredited financial intermediary to the Centralising Agent;

•	the amount due to the Company as a result of the exercise of the Coordination Warrants is received by the Centralising Agent.

Delivery of Shares issued upon exercise of Coordination Warrants shall take place at the latest on the fifth (5th) Trading Day after their Exercise Date.

In the event of any transaction giving right to an adjustment pursuant to section 11 and for which the Record Date (as defined in section 11) is between (i) the Exercise Date (inclusive) of the Coordination Warrants and (ii) the delivery date of the Shares issued upon exercise of Coordination Warrants (excluded), the Holders of Coordination Warrants shall not be entitled to take part in such transaction, subject to their right to adjustment in accordance with section 11 at any time up to (but excluding) the delivery date of the Shares.

8.	Suspension of the exercise of Coordination Warrants

In the event of an increase in share capital, merger (absorption or fusion), spin-off (scission) or issuance of new equity securities or securities giving access to the capital, or other financial transactions conferring preferential subscription rights or reserving a priority subscription period for the benefit of shareholders of the Company, the Company will be entitled to suspend the exercise of the Coordination Warrants for a period that shall not exceed three months or such other period as may be established by applicable regulations, it being specified that the Exercise Period shall be extended accordingly. The Company’s decision to suspend the exercise of the Coordination Warrants will be published (so long as required by French law) in the Bulletin des Annonces légales obligatoires (“BALO”). This notice will be published at least seven days prior to the date on which such suspension comes into effect and will indicate both the date on which the suspension comes into effect and the date on which it comes to an end. This information will also be published on the Company’s website at www.cgg.com and in a notice to be issued by Euronext.

9.	Ranking of Coordination Warrants

Not applicable.

10.	Amendment of the rules on distribution of profits and amortization, legal form or corporate purpose of the Company - reduction of the share capital of the Company resulting from losses

In accordance with the provisions of Article L. 228-98 of the French Code de commerce,

(i)	the Company may change its corporate form or corporate purpose without requesting the approval of the general meeting of Holders of Coordination Warrants;

(ii)

the Company may, without requesting authorisation from the general meeting of Holders of Coordination Warrants, redeem its share capital, change its profit distribution or issue preferred shares, provided, so long as any Coordination Warrants are outstanding, that it takes the necessary measures to preserve the Holders of Coordination Warrants’ rights (see section 11);

(iii)

in the event of a reduction of the share capital of the Company resulting from losses and realised through the decrease in the par value or of the number of Shares comprising the share capital, the rights of the Holders of Coordination Warrants will be reduced accordingly, as if they had exercised their Coordination Warrants before the date such share capital reduction occurred. In the event of a reduction of the share capital by a decrease in the number of Shares, the new Exercise Ratio will be equal to the product of the Exercise Ratio in effect before the decrease in the number of Shares and the following ratio:

Number of Shares comprising the share capital after the transaction
Number of Shares comprising the share capital before the transaction

In accordance with Article R. 228-92 of the French Code de commerce, if the Company decides to issue, in any form whatsoever, new Shares or securities giving access to the share capital with preferential subscription rights reserved for shareholders, to distribute reserves, in cash or in kind, to issue premiums or to change the distribution of its profits by creating preferential shares, it will inform the Holders of Coordination Warrants by a notice published in the BALO (so long as required by French law).

11.	Maintenance of rights of the Holders of Coordination Warrants

Subsequent to any of the following transactions:

1.	financial transactions with listed preferential subscription rights or by the free distribution of listed warrants;

2.	the free distribution of Shares to shareholders, Share split or reverse Share split;

3.	the capitalisation of reserves, profits or premiums through an increase in the nominal value of the Shares;

4.	the distribution of reserves or premiums, in cash or in kind;

5.	the free distribution to the Company’s shareholders of any financial instrument other than the Shares;

6.	a merger (absorption or fusion) or spin-off (scission);

7.	a repurchase by the Company of its own Shares at a price higher than the market price;

8.	the redemption of share capital; and

9.	a change in profit distribution and/or the creation of preferred shares.

which the Company may carry out after the Issue Date, for which the Record Date (as defined below) occurs before the delivery date of Shares issued upon exercise of the Coordination Warrants, the rights of Holders of Coordination Warrants will be maintained until the delivery date (excluded), by means of an adjustment to the Exercise Ratio, in accordance with the terms set forth below.

The “Record Date” is the date on which the holding of Shares is fixed so as to determine which shareholders are beneficial owners of a transaction or may participate in a transaction, and in particular to which shareholders, a distribution, or an allotment, announced or approved on or before such date, should be paid or delivered.

This adjustment will be carried out such that the value of the Shares that would have been allocated if the Coordination Warrants had been exercised immediately before the completion of any of the transactions listed above is equal, to the nearest thousandth of a Share, to the value of the Shares to be allocated upon exercise of the Coordination Warrants immediately after the completion of such a transaction.

In the event of adjustments carried out in accordance with paragraphs 1 to 9 below, the new Exercise Ratio will be calculated to three decimal places by rounding to the nearest thousandth (with 0.0005 being rounded upwards to the nearest thousandth, i.e., 0.001). Any subsequent adjustments will be carried out on the basis of such newly calculated and rounded Exercise Ratio. However, because the Exercise Ratio may result only in the allocation of a whole number of Shares, fractional entitlements will be treated as specified in section 12.

1.

(a) In the event of a financial transaction conferring listed preferential subscription rights, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share after detachment of the preferential subscription right + Value of the preferential subscription right
Value of the Share after detachment of the preferential subscription right

For the calculation of this ratio, the values of the Share after detachment of the preferential subscription right and of the preferential subscription right will be equal to the arithmetic average of their opening prices quoted on Euronext Paris (or, in the absence of a listing on Euronext Paris, on any other regulated market or on a similar market on which the Shares or preferential subscription rights are listed) on each Trading Day included in the subscription period.

(b) In the event of a financial transaction involving the free distribution of listed warrants to shareholders with the corresponding ability to place the securities resulting from the exercise of warrants that were unexercised by their holders at the end of the subscription period that applies to them, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Shares after detachment of the warrant + Value of the warrant
Value of the Shares after detachment of the warrant

For the calculation of this ratio,

•

the value of the Share after detachment of the warrant will be equal to the volume-weighted average of (i) the price of the Shares quoted on Euronext Paris (or, in the absence of a listing on Euronext Paris, on any other regulated or similar market on which the Shares are listed) on each Trading Day included in the subscription period, and (ii) (a) the transfer price of the securities sold within the framework of the placement, if such securities are shares fungible with the existing Shares, applying the volume of shares sold within the framework of the placement to the transfer price or (b) the price of the Shares quoted on Euronext Paris (or, in the absence of a listing on Euronext Paris, on any other regulated or similar market on which the Shares are listed) on the determination date of the sale price of the securities sold within the framework of the placement if such securities are not shares fungible with the existing Shares.

•

the value of the warrant will be equal to the volume-weighted average of (i) the price of the warrants on Euronext Paris (or, in the absence of a listing on Euronext Paris, on any other regulated or similar market on which the warrants are listed) on each Trading Day included in the subscription period, and, (ii) the implicit value (valeur implicite) of the warrants represented by the sale price of the securities sold within the framework of the placement – which corresponds to the difference (if it is positive), adjusted by the warrants’ exchange ratio, between the sale price of the securities sold within the framework of the placement and the subscription price of the securities – by applying the volume of exercised warrants to the price so determined in order to allocate the securities sold within the framework of the placement.

2.

In the event of the free distribution of Shares to shareholders, Share split or reverse Share split, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Number of Shares comprising the share capital after the transaction
Number of Shares comprising the share capital before the transaction

3.

In the event of a share capital increase by capitalisation of reserves, profits or premiums carried out by increase in the nominal value of the Shares, the nominal value of the Shares to be allocated to Holders of Coordination Warrants exercising their Coordination Warrants will be increased accordingly.

4.

In the event of a distribution of reserves or premiums in cash or in kind (portfolio securities, etc.), the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share before distribution
Value of the Share before distribution – Amount distributed per Share or value of the securities or assets distributed per Share

For the calculation of this ratio:

•

the value of the Share before distribution will be equal to the volume-weighted average price of the Shares quoted on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market on which the Shares are listed) during the three Trading Days immediately preceding the Trading Day on which the Shares are listed ex-distribution;

•	if the distribution is made in kind:

a.	in the event of a distribution of securities already listed on a regulated market or similar market, the value of the securities distributed will be determined as indicated above;

b.

in the event of the distribution of securities that are not already listed on a regulated market or similar market, the value of the securities distributed will be equal, if they are expected to be listed on a regulated market or similar market within ten Trading Days starting on the date on which the Shares are listed ex-distribution, to the volume-weighted average price on such market during the first three Trading Days included in such period during which such securities are listed; and

c.

in other cases (distribution of securities that are not listed on a regulated market or a similar market or are listed for fewer than three Trading Days within the period of ten Trading Days referred to above or a distribution of assets), the value of the securities or assets allocated per Share will be determined by an Expert.

5.

In the event of a free distribution to the Company’s shareholders of financial instruments other than the Shares, and subject to paragraph 1(b) above, the new Exercise Ratio will be determined as follows:

a.

if the right to the free allocation of securities was admitted to trading on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market), by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share ex-right to free allocation + Value of the free allocation right
Value of the Share ex-right to free allocation

For the calculation of this ratio:

•

the value of the Share ex-right to free allocation will be equal to the volume-weighted average Share price on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market on which the Share ex-right to free allocation is listed) of the Share ex-right to free allocation during the first three Trading Days on which the Company Shares are listed ex-right to free allocation;

•

the value of the free allocation right will be determined as indicated in the paragraph above. If the free allocation right is not listed during each of the three Trading Days, then its value will be determined by an Expert.

b.

if the right to free allocation of securities was not admitted to trading on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market), by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share ex-right to free allocation + Value of the security or securities allocated per Share
Value of the Share ex-right to free allocation

For the calculation of this ratio:

•	the value of the Share ex-right to free allocation will be determined as indicated in paragraph (a) above;

•

if the securities allocated are listed or may become listed on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market), within ten Trading Days beginning on the date on which the Shares are listed ex-distribution, then the value of the security or securities allocated per Share will be equal to the volume-weighted average of the price of such financial securities recorded on such market during the first three Trading Days included within this period during which such securities are listed. If the securities allocated are not listed on each of the three Trading Days, then the value of the security or securities allocated per Share will be determined by an Expert.

6.

In the event that the Company is merged into another company (absorption) or is merged with one or more companies forming a new company (fusion) or is spun-off (scission), the Coordination Warrants will be exchangeable for shares of the absorbing or new company or of the beneficiary companies of such spin-off.

The new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the exchange ratio of Shares for shares of the acquiring or new company or the beneficiary companies of a spin-off. These latter companies will be substituted ipso jure for the Company with regard to its obligations towards the Holders of Coordination Warrants.

7.

In the event of a repurchase by the Company of its own Shares at a price higher than the market price, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the repurchase by the following ratio:

Share value x (1 – Pc%)
Share value – (Pc% x Repurchase price)

For the calculation of this ratio:

•

Share value means the volume-weighted average price of the Shares on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market on which the Share is listed) during the three Trading Days immediately preceding such repurchase (or the option to repurchase);

•	Pc% means the percentage of repurchased capital; and

•	Repurchase price means the actual price at which Shares are repurchased.

8.

In the event of a redemption of share capital, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share before redemption
Value of the Share before redemption – Amount of redemption per Share

For the calculation of this ratio, the value of the Share before redemption will be equal to the volume-weighted average price of the Shares on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market on which the Shares are listed) during the three Trading Days immediately preceding the Trading Day on which the Shares are listed ex-redemption.

9.

(a) In the event of the modification by the Company of the distribution of its profits and/or the creation of preferred shares resulting in such a change, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share before the change
Value of the Share before the change – Reduction per Share of the right to profits

For the calculation of this ratio:

•

the value of the Share before the change will be determined on the basis of the volume-weighted average price of the Shares on Euronext Paris (or if the Shares are not listed on Euronext Paris, on another regulated or similar market on which the Shares are listed) during the three Trading Days immediately preceding the day of such change;

•	the Reduction per Share of the rights to profits will be determined by an Expert.

Notwithstanding the above, if such preferred shares are issued with shareholders’ preferential subscription rights or by the free distribution to shareholders of warrants exercisable for such preferred shares, the new Exercise Ratio will be adjusted in accordance with paragraphs 1 or 5 above.

(b) In the event of the creation of preferred shares that do not lead to a modification of the distribution of profits, the adjustment of the Exercise Ratio, if necessary, will be determined by an Expert.

Adjustment calculations will be made by the Calculation Agent (as defined in section 16) based, in particular, in the specific circumstances described in this section, on one or more values determined by an Expert (and who may be the Calculation Agent itself, acting as Expert).

If the Company were to carry out transactions where an adjustment had not been completed under paragraphs 1 to 9 above, and where a later law or regulation would imply an adjustment, the Calculation Agent shall make this adjustment in accordance with the law or regulations applicable and the market customs in this matter in France.

In case of adjustment, the new terms for exercising Coordination Warrants shall be communicated to the Holders of Coordination Warrants through a publication by the Company on its website (www.cgg.com) at the latest five (5) Business Days after the new adjustment becomes effective. This adjustment shall also be published by Euronext Paris within the same timeframe.

Adjustments, calculations and determinations performed by the Calculation Agent or the Expert, pursuant to this section shall be final and binding (save in the case of gross negligence (faute lourde), willful misconduct (dol) or manifest error) on the Company, in respect of calculation made by the Expert, and the Holders of Coordination Warrants.

12.	No Fractional Shares

Each Holder of Coordination Warrants exercising such Coordination Warrants can subscribe to a number of Shares calculated in application of the Exercise Ratio.

Any Holder of Coordination Warrants must exercise such number of Coordination Warrants to allow the subscription of a whole number of Shares with respect to the Exercise Ratio.

In accordance with Articles L. 225-149 and R. 228-94 of the French Code de commerce, in case of adjustment to the Exercise Ratio and if the number of Shares so calculated is not a whole number, (i) the Company shall round down the number of Shares to be issued to the Holder of Coordination Warrants to the nearest whole number of Shares and (ii) the Holder of Coordination Warrants will receive an amount in cash from the Company equal to the resulting fractional Share multiplied by the last quote at the stock exchange session preceding the day of filing of the request to exercise his/her/its Coordination Warrants. Therefore no fractional Shares shall be issued upon exercise of the Coordination Warrants.

13.	Lapse following purchases, repurchase offers or exchange offers

The Company may, at its option, redeem all or part of the Coordination Warrants, at any time, without limitation as to price or quantity by means of purchases on or off the market, or by initiating public tender or exchange offers, as the case may be

Coordination Warrants that have been redeemed will be cancelled in accordance with French law.

It is specified that the redemption of Coordination Warrants by the Company cannot be mandatory for their holders (except in the event of a squeeze-out procedure following a public offer).

14.	Representative of the masse of Holders of Coordination Warrants

In accordance with Article L. 228-103 of the French Code de commerce, the Holders of Coordination Warrants shall be grouped into a body (masse), which shall benefit from legal personality and which shall be subject to the same provisions as those provided for in Articles L. 228-47 to L. 228-64, L. 228-66 and L. 228-90 of the French Code de commerce.

The representative of the masse (the “Representative”) shall be:

Aether Financial Services

36 rue de Monceau

75008 Paris

In the event of incompatibility, resignation or revocation of the Representative, a replacement will be elected by a meeting of the general assembly of the Holders of Coordination Warrants.

The Company shall pay to the Representative an annual flat fee equal to EUR500 (excluding VAT) each year. The first flat fee shall be calculated on a pro-rata basis, based on the outstanding number of days until the end of the year. With respect to subsequent years, the flat fee shall become due and payable on each 1st January.

The Representative shall fulfil his functions until his/her resignation, revocation by the general meeting of the Holder of Coordination Warrants or until an incompatibility occurs. His/her mandate shall end by matter of law on the Maturity Date. This term can be extended by law until the definitive resolution of the pending litigation in which the Representative would be engaged, and until the execution of the decision or settlements.

The Company shall pay the Representative’s compensation and the cost of the convening and holding of the meetings of the Holders of Coordination Warrants, the publicity of their decisions and the costs related to the designation of representative pursuant to art L. 228-50 of the French Code de commerce, as the case may be, as well as all justified costs related to the administration and the functioning of the masse.

The meeting of the Holders of Coordination Warrants is competent to authorize any amendment of the terms and conditions of the Coordination Warrants and to make any decision relating to the subscription or allocation conditions of the Coordination Warrants.

Unless otherwise decided under a resolution adopted during a meeting of the Holders of Coordination Warrants, the Representative shall have the right to perform in the name of the masse of Holders of Coordination Warrants all management acts to defend the common interest of Holders of Coordination Warrants.

This power may be delegated by the Representative to a third party in accordance with legal provisions and regulations.

The meetings of the masse shall take place at the registered office of the Company or in any other place set out in the convening notice. Each Holder of Coordination Warrants will be entitled, for a 15-day period prior to the meeting of the masse, personally or via an agent, to be provided with a copy of the proposed resolutions and reports that will be presented to the meeting of the masse, at the Company’s registered office, at the location of the administrative management, or as the case may be, in any other place set out in the convening notice.

Pursuant to applicable French law at the date hereof, the meeting of the Holders of Coordination Warrants can validly deliberate if the Holders of Coordination Warrants, present or represented, hold at least 25% of the voting rights of the Coordination Warrants on first convocation and 20% of the voting rights of the Coordination Warrants on second convocation. Decisions of the masse are made with a two-third majority of the votes of the Holders of Coordination Warrants, present or represented, during the masse meeting (pursuant to articles L. 225-96 and L. 228-103 of the French Code de commerce). One Coordination Warrant gives right to one vote at the masse meetings.

15.	Shares issued upon exercise of Coordination Warrants

The Shares resulting from the exercise of Coordination Warrants shall be of the same category and benefit from the same rights as those of the existing Shares. They will carry dividend rights and entitle their holders, from their delivery, to all of the rights attached to such Shares (jouissance courante).

The new Shares issued upon exercise of the Coordination Warrants will be admitted to trading on Euronext Paris on the same quotation lines as the outstanding Shares (same ISIN Code).

The rules governing the form, ownership and transfer of the Shares are described in the articles of association of the Company.

16.	Centralising Agent and Calculation Agent

The Company will appoint the centralising agent (the “Centralising Agent”) and the calculation agent (the “Calculation Agent”) at a later stage.

The Company reserves the right at any time to vary or terminate the appointment of the Centralising Agent and the Calculation Agent and/or to appoint a substitute Centralising Agent or Calculation Agent.

17.	Further Issues and Assimilation

The Company may from time to time without the consent of the Holders of Coordination Warrants issue further warrants to be assimilated (assimilables) with the Coordination Warrants, provided that such further warrants and the Coordination Warrants shall carry rights identical in all respects and that the terms of such further warrants shall provide for such assimilation.

In the event of such assimilation, the Holders of Coordination Warrants and the holders of such further warrants will be grouped together in a single masse for the defense of their common interests.

18.	Restrictions on the free negotiability of the Coordination Warrants and the Shares to be issued from the exercise of the Coordination Warrants

No provision of the articles of association restricts the free negotiability of the Coordination Warrants or the Shares composing the Company’ share capital.

19.	United States Selling Restrictions

The Coordination Warrants and the Shares to be issued upon exercise of the Coordination Warrants have not been and will not be registered under the United States Securities Act or with any securities regulatory authority of any state or jurisdiction in the United States, and the new Shares may not be offered or sold except pursuant to any exemption from, or in a transaction not subject to the registration requirements of, the Securities Act and any applicable securities laws of the states of the United States. Accordingly, the new Shares are being offered and sold only (i) in the United States to QIBs in a private placement exempt from the registration requirements of the Securities Act and (ii) outside the United States in “offshore transactions” as defined in, and in accordance with, Regulation S.

A holder may not exercise its Coordination Warrants unless it is a QIB as defined in Rule 144A. Holders of Coordination Warrants may only exercise their Coordination Warrants in the United States if they sign and deliver to its accredited financial intermediary, together with a duly completed exercise request, an investor letter.

Holders of Coordination Warrants signing such a letter will be:

•	representing that they and any account for which they are purchasing the new Shares are QIBs; and

•

agreeing not to resell the Shares in the United States, subject to certain exceptions, and not to deposit those Shares in our American Depositary Receipt facility. As a result, such Shares may, subject to certain exceptions, only be resold in transactions outside the United States meeting the requirements of Rule 903 or 904 of Regulation S. So long as the Shares are listed on The New York Stock Exchange, Rule 144A is not available for the resale of any new Shares.

Any envelope containing exercise form and post-marked from the United States will not be accepted unless it contains a duly executed investor letter. Similarly, any exercise form in which the exercising holder requests new Shares to be issued in registered form and gives an address in the United States will not be accepted unless it contains a duly executed investor letter.

Exercise forms that do not meet the foregoing criteria will be deemed to be without effect and any exercise price paid in respect of such subscription forms will be returned without interest.

20.	Other restrictions

For others jurisdictions than the United States, customary selling restrictions shall be provided in the prospectus.

Annex 6

Draft main characteristics of Backstop Warrants

The characteristics of the Backstop Warrants shall be substantially those described below:

Backstop Warrants (as defined below) do not grant their holders the rights or privileges attached to Shares (as defined below) (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof) until such Backstop Warrants are exercised by their holders and Shares are received as a result such exercise.

1.	Definitions

In these terms and conditions, the capitalized terms shall have the following meaning:

“Backstop Issue”

means the issuance of free warrants to the members of the ad hoc committee of the Senior Notes holders (subject to any change in the composition of such committee from time to time), as partial compensation for backstop services for the Second Lien Issue, it being acknowledged that the Company and the above-mentioned beneficiaries acting unanimously may decide to procure the delivery of Backstop Warrants or underlying shares through alternative means (excluding any cash payment).

“Backstop Warrants”	means the warrants to be issued pursuant to the Backstop Issue.

“BALO”	shall have the meaning ascribed to it in section 8.

“Business Day”	means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Luxembourg, Paris and New York.

“Calculation Agent”	shall have the meaning ascribed to it in section 16.

“Centralising Agent”	shall have the meaning ascribed to it in section 16.

“Convert Holder”	means the holders of the Convertible Bonds.

“Convertible Bond Claim”

means the amount in principal (in EUR) together with accrued and unpaid interest under the Convertible Bonds as of the Reference Date (less EUR 4,461,895.41 million euros to be paid in cash no later than the Restructuring Effective Date).

“Convertible Bond Equitization”	means the share capital increase reserved to the Convert Holders for the equitization of the Convertible Bond Claim.

“Convertible Bonds”

i.       EUR325,165,550 1.75% obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes with the Company as issuer; and

ii.      EUR34,935,569 1.25% obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes with the Company as issuer.

“Coordination Issue”

means the issuance of free warrants to the members of the ad hoc committee of the Senior Notes holders as of 14 June 2017, as compensation for their global coordinator role in the context of the Restructuring, it being acknowledged that the Company and the above-mentioned beneficiaries acting unanimously may decide to procure the delivery of Coordination Warrants or underlying shares through alternative means (excluding any cash payment).

“Coordination Warrants”	means the warrants to be issued pursuant to the Coordination Issue.

“Debt Lock-Up Agreement”

means the lock-up agreement which, as announced to the market on 14 June 2017, has been signed by (i) an ad hoc committee of secured lenders, holding collectively approximately 53.8% of the aggregate principal amount of the group’s secured debt, (ii) the ad hoc committee of Senior Notes holders, holding collectively approximately 52.4% of the aggregate principal amount of the Company’s Senior Notes, and (iii) DNCA, which holds 5.5% of the aggregate principal amount of the Company’s Senior Notes and approximately 20.7% of the aggregate principal amount of its Convertible Bonds.

“Equity Restructuring Steps”

means together the Warrants #1 Issue, the Rights Issue, the Convertible Bond Equitization, the Senior Note Equitization, the Second Lien Issue, the New SN Issue, the Coordination Issue, and the Backstop Issue.

“Exercise Date”	shall have the meaning ascribed to it in section 7.

“Exercise Period”	shall have the meaning ascribed to it in section 7.

“Exercise Ratio”	shall have the meaning ascribed to it in section 7.

“Expert”	refers to an independent expert of international reputation chosen by the Company.

“Holder(s) of Backstop Warrants”	refer(s) to holder(s) of Backstop Warrants.

“Issue Date”	means, in respect of the Backstop Warrants, the date on which the Backstop Warrants are issued which shall be no later than the Restructuring Effective Date.

“Maturity Date”	shall have the meaning ascribed to it in section 7.

“New SN Interest Second Lien Notes”

means the second lien notes to be issued by the Company, for an amount of up to USD 86 million, to be subscribed by the Senior Notes holders by way of set-off against claims under the Senior Notes, pursuant to a decision of the board of directors dated [•].

“New SN Issue”	means the issuance of New SN Interest Second Lien Notes, decided by the board of directors on [•].

“Private Placement Agreement”	means the agreement entered into between the Company and the subscribers to Second Lien Notes.

“Record Date”	shall have the meaning ascribed to it in section 11.

“Reference Date”	means the last day of the subscription period of the Rights Issue.

“Representative”	shall have the meaning ascribed to it in section 14.

“Restructuring”	means the balance sheet restructuring transactions of the Company and its subsidiaries as described in the Safeguard Plan.

“Restructuring Effective Date”

means the date on which all of the conditions to effectiveness of (i) the chapter 11 plan and (ii) the safeguard plan or the rehabilitation plan (if applicable) have been satisfied or waived in accordance with their terms, which (i) shall include (for the avoidance of doubt) completion of all steps and actions to implement and consummate the Restructuring, including the issuances of all relevant debt instruments and securities, (ii) shall not include expiry of any applicable remedy or challenge period(s) and (iii) shall be no later than 28 February 2018.

“Rights Issue”

means the share capital increase with preferential subscription rights by issuance of new shares with attached warrants, authorised by the shareholders General Meeting dated 31 December 2017 and decided by [its chief executive officer (directeur général) on [•] upon delegation of] the Board of Directors dated [•].

“Second Lien Issue”	means the issuance of Second Lien Notes, decided by the board of directors on [•].

“Second Lien Notes”	means the second lien notes to be issued by the Company , in two tranches, for an aggregate maximum amount of 375 million US dollars, as decided by the board of directors on [•] 2017.

“Senior Note Equitization”

means the share capital increase reserved to the Senior Notes holders by issuance of new shares, authorised by the shareholders General Meeting dated 31 December 2017 and decided by [its chief executive officer (directeur général) on [•] upon delegation of] the Board of Directors dated [•].

“Senior Notes”

i.       EUR400,000,000 5.875% guaranteed Senior Notes due 2020 with the Company as issuer;

ii.      USD675,625,000 6.5% guaranteed Senior Notes due 2021 with the Company as issuer; and

iii.    USD419,636,000 6.875% guaranteed Senior Notes due 2022 with the Company as issuer.

“Share(s)”	refers to an (the) ordinary share(s) issued by the Company with a nominal value of Euro 0.01 as at the Issue Date.

“Trading Day”	means any day on which Euronext Paris provides for shares to be listed on its market, other than a day on which trading ceases prior to the usual closing time.

“Warrants #1”

means the warrants (bons de souscription d’actions) issued on or about the Issue Date by the Company and granted for free to all the holders of Shares entitled to receive the preferential subscription rights relating to the Rights Issue.

“Warrants #1 Issue”

means the issuance of Warrants #1, authorised by the shareholders General Meeting dated 31 December 2017 and decided by [its chief executive officer (directeur général) on [•] upon delegation of] the Board of Directors dated [•].

“Warrants #2”	means the warrants (bons de souscription d’actions) issued and attached to the Shares issued in the Rights Issue.

“Warrants #3”	means the warrants (bons de souscription d’actions) issued on the Issue Date by the Company pursuant to the Second Lien Issue.

2.	Type and class of Backstop Warrants for which admission to trading is requested

Backstop Warrants shall be securities giving access to the share capital within the meaning of Article L. 228-91 et seq. of the French Code de commerce.

At the sole election of the Company, if useful to facilitate the settlement and delivery of the Backstop Issue, such Backstop Warrants may or not be listed on any regulated or non-regulated market.

Backstop Warrants are freely tradable. Application will be made to admit the Backstop Warrants for clearance through Euroclear France, which will be responsible for clearing the Backstop Warrants between account holders. In addition, application will also be made for clearance of the Backstop Warrants through Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme (Luxembourg).

3.	Applicable law and courts of competent jurisdiction

The Backstop Warrants are governed by French law. The courts having jurisdiction in the event of a dispute are those where the registered office of the Company is located if the Company is the defendant and are designated according to the nature of the dispute, unless otherwise provided for by the French Code de procédure civile.

4.	Form and method of registration in accounts of the Backstop Warrants

Backstop Warrants may be held as registered (nominatif) or bearer (au porteur) securities at the option of the Holders of Backstop Warrants.

In accordance with Article L. 211-3 of the French Code monétaire et financier, the Backstop Warrants are required to be registered in securities accounts held by the Company or an authorised intermediary, as the case may be.

Consequently, the rights of Holders of Backstop Warrants will be recorded as book-entries in securities accounts opened in their name and held by:

•	the authorised intermediary which will be appointed at a later stage by the Company, for Backstop Warrants held in fully registered form (forme nominative pure);

•

an authorised financial intermediary of their choice and by the authorised intermediary which will be appointed at a later stage by the Company, for Backstop Warrants held in administered registered form (forme nominative administrée); or

•	an authorised financial intermediary chosen by the relevant Holder of Backstop Warrants held in bearer form (au porteur).

No physical document of title (including representative certificates pursuant to Article R. 211-7 of the French Code monétaire et financier) will be issued to represent the Backstop Warrants.

In accordance with Articles L. 211-15 and L. 211-17 of the French Code monétaire et financier, transfer of the Backstop Warrants is made by account transfers, and the transfer of ownership of the Backstop Warrants will occur once they are recorded as book-entries in the acquirer’s securities account.

Application will be made to admit the Backstop Warrants for clearance through Euroclear France, which will be responsible for clearing the Backstop Warrants between account holders. In addition, application will also be made for clearance of the Backstop Warrants through Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme (Luxembourg).

The Backstop Warrants will be recorded as book-entries in securities accounts on the Issue Date which shall be no later than the Restructuring Effective Date.

5.	Currency of the issue

The issue will be completed in euros.

6.	Number of Backstop Warrants

The maximum number of Backstop Warrants to be issued on the Issue Date shall be equal to the number of Shares corresponding in aggregate to 1.5% of the total number of Shares outstanding after the Rights Issue, the Convertible Bond Equitization, the Senior Notes Equitization and assuming that (i) all of the Coordination Warrants, the Backstop Warrants and the Warrants #3 have been exercised and (ii) none of the Warrants #1 or the Warrants #2 have been exercised (the “Diluted Number of Shares”).

The number of Backstop Warrants to be attributed to each member of the ad hoc committee of the Senior Notes holders as of 14 June 2017 or their transferees as authorised under the Private Placement Agreement, will be calculated as follows, it being specified that the result of the below formula shall be rounded down to the nearest whole number:

(1.5% x Diluted Number of Shares)        x    BP

Where

BP

means the percentage of Second Lien Notes non-subscribed with respect to the Private Placement Agreement (before the use of the backstop) that each member of the ad hoc committee of the Senior Notes holders as of 14 June 2017 or their transferees as authorised under the Private Placement Agreement, are committed to backstop with respect to the terms and conditions of the Private Placement Agreement.

The definitive total number of Backstop Warrants to be issued on the Issue Date shall be published by the Company as soon as possible following the Issue Date on the Company’s website at www.cgg.com.

7.	Issue date, Exercise Price, Exercise Period and Exercise Method

The Backstop Warrants will be issued on the Issue Date.

Subject to provisions of sections 10, 11 and 12 below, one (1) Backstop Warrant will entitle their holder to subscribe to one (1) new Share (the “Exercise Ratio”), at a subscription price of 0.01 euro per new Share. The Backstop Warrants may only be exercised in exchange for a whole number of Shares (see section 12).

The Exercise Ratio may be adjusted following transactions implemented by the Company after the Issue Date, in accordance with applicable French laws and regulations, in order to maintain the rights of the Holders of Backstop Warrants, as described in section 11. For the avoidance of doubt, the Exercise Ratio shall not be adjusted as a result of the Equity Restructuring Steps, as those Equity Restructuring Steps have already been taken into account to define the terms and conditions of the Backstop Warrants.

The Backstop Warrants shall become exercisable as from the Restructuring Effective Date and during a six-month period starting on the Restructuring Effective Date (the “Exercise Period”).

The Company will issue a press release indicating the Restructuring Effective Date as soon as possible from the Restructuring Effective Date.

The Backstop Warrants shall expire at the close of trading on Euronext Paris (5:30 p.m., Central European time) on the Business Day corresponding to the six-month anniversary of the Restructuring Effective Date (or the first Business Day following the six-month anniversary of the Restructuring Effective Date if such date is not a Business Day), or earlier upon (i) liquidation of the Company or (ii) redemption of all the Backstop Warrants in accordance with section 13 (the “Maturity Date”).

To exercise Backstop Warrants, a holder must:

•

send (a) a request and (b) if it is located in the United States, an executed investor letter, (i) to its accredited financial intermediary, for the Backstop Warrants held in bearer form (forme au porteur) or in administrative registered form (forme nominative administrée), or (ii) to the agent who will be appointed at a later stage by the Company, for Backstop Warrants held in registered form (forme nominative pure); and

•	pay in cash the amount due to the Company as a result of the subscription of the Backstop Warrants.

The Centralising Agent (as defined in section 16), ensuring centralisation of these transactions will be appointed at a later stage by Company.

The date of exercise (the “Exercise Date”) in respect of any Backstop Warrants shall be the date on which the last of the following conditions is met:

•	the Backstop Warrants have been transferred by the accredited financial intermediary to the Centralising Agent;

•	the amount due to the Company as a result of the exercise of the Backstop Warrants is received by the Centralising Agent.

Delivery of Shares issued upon exercise of Backstop Warrants shall take place at the latest on the fifth (5th) Trading Day after their Exercise Date.

In the event of any transaction giving right to an adjustment pursuant to section 11 and for which the Record Date (as defined in section 11) is between (i) the Exercise Date (inclusive) of the Backstop Warrants and (ii) the delivery date of the Shares issued upon exercise of Backstop Warrants (excluded), the Holders of Backstop Warrants shall not be entitled to take part in such transaction, subject to their right to adjustment in accordance with section 11 at any time up to (but excluding) the delivery date of the Shares.

8.	Suspension of the exercise of Backstop Warrants

In the event of an increase in share capital, merger (absorption or fusion), spin-off (scission) or issuance of new equity securities or securities giving access to the capital, or other financial transactions conferring preferential subscription rights or reserving a priority subscription period for the benefit of shareholders of the Company, the Company will be entitled to suspend the exercise of the Backstop Warrants for a period that shall not exceed three months or such other period as may be established by applicable regulations, it being specified that the Exercise Period shall be extended accordingly. The Company’s decision to suspend the exercise of the Backstop Warrants will be published (so long as required by French law) in the Bulletin des Annonces légales obligatoires (“BALO”). This notice will be published at least seven days prior to the date on which such suspension comes into effect and will indicate both the date on which the suspension comes into effect and the date on which it comes to an end. This information will also be published on the Company’s website at www.cgg.com and in a notice to be issued by Euronext.

9.	Ranking of Backstop Warrants

Not applicable.

10.	Amendment of the rules on distribution of profits and amortization, legal form or corporate purpose of the Company - reduction of the share capital of the Company resulting from losses

In accordance with the provisions of Article L. 228-98 of the French Code de commerce,

(i)	the Company may change its corporate form or corporate purpose without requesting the approval of the general meeting of Holders of Backstop Warrants;

(ii)

the Company may, without requesting authorisation from the general meeting of Holders of Backstop Warrants, redeem its share capital, change its profit distribution or issue preferred shares, provided, so long as any Backstop Warrants are outstanding, that it takes the necessary measures to preserve the Holders of Backstop Warrants’ rights (see section 11);

(iii)

in the event of a reduction of the share capital of the Company resulting from losses and realised through the decrease in the par value or of the number of Shares comprising the share capital, the rights of the Holders of Backstop Warrants will be reduced accordingly, as if they had exercised their Backstop Warrants before the date such share capital reduction occurred. In the event of a reduction of the share capital by a decrease in the number of Shares, the new Exercise Ratio will be equal to the product of the Exercise Ratio in effect before the decrease in the number of Shares and the following ratio:

Number of Shares comprising the share capital after the transaction
Number of Shares comprising the share capital before the transaction

In accordance with Article R. 228-92 of the French Code de commerce, if the Company decides to issue, in any form whatsoever, new Shares or securities giving access to the share capital with preferential subscription rights reserved for shareholders, to distribute reserves, in cash or in kind, to issue premiums or to change the distribution of its profits by creating preferential shares, it will inform the Holders of Backstop Warrants by a notice published in the BALO (so long as required by French law).

11.	Maintenance of rights of the Holders of Backstop Warrants

Subsequent to any of the following transactions:

1.	financial transactions with listed preferential subscription rights or by the free distribution of listed warrants;

2.	the free distribution of Shares to shareholders, Share split or reverse Share split;

3.	the capitalisation of reserves, profits or premiums through an increase in the nominal value of the Shares;

4.	the distribution of reserves or premiums, in cash or in kind;

5.	the free distribution to the Company’s shareholders of any financial instrument other than the Shares;

6.	a merger (absorption or fusion) or spin-off (scission);

7.	a repurchase by the Company of its own Shares at a price higher than the market price;

8.	the redemption of share capital; and

9.	a change in profit distribution and/or the creation of preferred shares;

which the Company may carry out after the Issue Date, for which the Record Date (as defined below) occurs before the delivery date of Shares issued upon exercise of the Backstop Warrants, the rights of Holders of Backstop Warrants will be maintained until the delivery date (excluded), by means of an adjustment to the Exercise Ratio, in accordance with the terms set forth below.

The “Record Date” is the date on which the holding of Shares is fixed so as to determine which shareholders are beneficial owners of a transaction or may participate in a transaction, and in particular to which shareholders, a distribution, or an allotment, announced or approved on or before such date, should be paid or delivered.

This adjustment will be carried out such that the value of the Shares that would have been allocated if the Backstop Warrants had been exercised immediately before the completion of any of the transactions listed above is equal, to the nearest thousandth of a Share, to the value of the Shares to be allocated upon exercise of the Backstop Warrants immediately after the completion of such a transaction.

In the event of adjustments carried out in accordance with paragraphs 1 to 9 below, the new Exercise Ratio will be calculated to three decimal places by rounding to the nearest thousandth (with 0.0005 being rounded upwards to the nearest thousandth, i.e., 0.001). Any subsequent adjustments will be carried out on the basis of such newly calculated and rounded Exercise Ratio. However, because the Exercise Ratio may result only in the allocation of a whole number of Shares, fractional entitlements will be treated as specified in section 12.

1.

(a) In the event of a financial transaction conferring listed preferential subscription rights, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share after detachment of the preferential subscription right + Value of the preferential subscription right
Value of the Share after detachment of the preferential subscription right

For the calculation of this ratio, the values of the Share after detachment of the preferential subscription right and of the preferential subscription right will be equal to the arithmetic average of their opening prices quoted on Euronext Paris (or, in the absence of a listing on Euronext Paris, on any other regulated market or on a similar market on which the Shares or preferential subscription rights are listed) on each Trading Day included in the subscription period.

(b) In the event of a financial transaction involving the free distribution of listed warrants to shareholders with the corresponding ability to place the securities resulting from the exercise of warrants that were unexercised by their holders at the end of the subscription period that applies to them, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Shares after detachment of the warrant + Value of the warrant
Value of the Shares after detachment of the warrant

For the calculation of this ratio,

•

the value of the Share after detachment of the warrant will be equal to the volume-weighted average of (i) the price of the Shares quoted on Euronext Paris (or, in the absence of a listing on Euronext Paris, on any other regulated or similar market on which the Shares are listed) on each Trading Day included in the subscription period, and (ii) (a) the transfer price of the securities sold within the framework of the placement, if such securities are shares fungible with the existing Shares, applying the volume of shares sold within the framework of the placement to the transfer price or (b) the price of the Shares quoted on Euronext Paris (or, in the absence of a listing on Euronext Paris, on any other regulated or similar market on which the Shares are listed) on the determination date of the sale price of the securities sold within the framework of the placement if such securities are not shares fungible with the existing Shares.

•

the value of the warrant will be equal to the volume-weighted average of (i) the price of the warrants on Euronext Paris (or, in the absence of a listing on Euronext Paris, on any other regulated or similar market on which the warrants are listed) on each Trading Day included in the subscription period, and, (ii) the implicit value (valeur implicite) of the warrants represented by the sale price of the securities sold within the framework of the placement – which corresponds to the difference (if it is positive), adjusted by the warrants’ exchange ratio, between the sale price of the securities sold within the framework of the placement and the subscription price of the securities – by applying the volume of exercised warrants to the price so determined in order to allocate the securities sold within the framework of the placement.

2.

In the event of the free distribution of Shares to shareholders, Share split or reverse Share split, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Number of Shares comprising the share capital after the transaction
Number of Shares comprising the share capital before the transaction

3.

In the event of a share capital increase by capitalisation of reserves, profits or premiums carried out by increase in the nominal value of the Shares, the nominal value of the Shares to be allocated to Holders of Backstop Warrants exercising their Backstop Warrants will be increased accordingly.

4.

In the event of a distribution of reserves or premiums in cash or in kind (portfolio securities, etc.), the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share before distribution
Value of the Share before distribution – Amount distributed per Share or value of the securities or assets distributed per Share

For the calculation of this ratio:

•

the value of the Share before distribution will be equal to the volume-weighted average price of the Shares quoted on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market on which the Shares are listed) during the three Trading Days immediately preceding the Trading Day on which the Shares are listed ex-distribution;

•	if the distribution is made in kind:

a.	in the event of a distribution of securities already listed on a regulated market or similar market, the value of the securities distributed will be determined as indicated above;

b.

in the event of the distribution of securities that are not already listed on a regulated market or similar market, the value of the securities distributed will be equal, if they are expected to be listed on a regulated market or similar market within ten Trading Days starting on the date on which the Shares are listed ex-distribution, to the volume-weighted average price on such market during the first three Trading Days included in such period during which such securities are listed; and

c.

in other cases (distribution of securities that are not listed on a regulated market or a similar market or are listed for fewer than three Trading Days within the period of ten Trading Days referred to above or a distribution of assets), the value of the securities or assets allocated per Share will be determined by an Expert.

5.

In the event of a free distribution to the Company’s shareholders of financial instruments other than the Shares, and subject to paragraph 1(b) above, the new Exercise Ratio will be determined as follows:

a.

if the right to the free allocation of securities was admitted to trading on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market), by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share ex-right to free allocation + Value of the free allocation right
Value of the Share ex-right to free allocation

For the calculation of this ratio:

•

the value of the Share ex-right to free allocation will be equal to the volume-weighted average Share price on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market on which the Share ex-right to free allocation is listed) of the Share ex-right to free allocation during the first three Trading Days on which the Company Shares are listed ex-right to free allocation;

•

the value of the free allocation right will be determined as indicated in the paragraph above. If the free allocation right is not listed during each of the three Trading Days, then its value will be determined by an Expert.

b.

if the right to free allocation of securities was not admitted to trading on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market), by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share ex-right to free allocation + Value of the security or securities allocated per Share
Value of the Share ex-right to free allocation

For the calculation of this ratio:

•	the value of the Share ex-right to free allocation will be determined as indicated in paragraph (a) above;

•

if the securities allocated are listed or may become listed on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market), within ten Trading Days beginning on the date on which the Shares are listed ex-distribution, then the value of the security or securities allocated per Share will be equal to the volume-weighted average of the price of such financial securities recorded on such market during the first three Trading Days included within this period during which such securities are listed. If the securities allocated are not listed on each of the three Trading Days, then the value of the security or securities allocated per Share will be determined by an Expert.

6.

In the event that the Company is merged into another company (absorption) or is merged with one or more companies forming a new company (fusion) or is spun-off (scission), the Backstop Warrants will be exchangeable for shares of the absorbing or new company or of the beneficiary companies of such spin-off.

The new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the exchange ratio of Shares for shares of the acquiring or new company or the beneficiary companies of a spin-off. These latter companies will be substituted ipso jure for the Company with regard to its obligations towards the Holders of Backstop Warrants.

7.

In the event of a repurchase by the Company of its own Shares at a price higher than the market price, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the repurchase by the following ratio:

Share value x (1 – Pc%)
Share value – (Pc% x Repurchase price)

For the calculation of this ratio:

•

Share value means the volume-weighted average price of the Shares on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market on which the Share is listed) during the three Trading Days immediately preceding such repurchase (or the option to repurchase);

•	Pc% means the percentage of repurchased capital; and

•	Repurchase price means the actual price at which Shares are repurchased.

8.

In the event of a redemption of share capital, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share before redemption
Value of the Share before redemption – Amount of redemption per Share

For the calculation of this ratio, the value of the Share before redemption will be equal to the volume-weighted average price of the Shares on Euronext Paris (or, in the absence of listing on Euronext Paris, on another regulated market or similar market on which the Shares are listed) during the three Trading Days immediately preceding the Trading Day on which the Shares are listed ex-redemption.

9.

(a) In the event of the modification by the Company of the distribution of its profits and/or the creation of preferred shares resulting in such a change, the new Exercise Ratio will be determined by multiplying the Exercise Ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Value of the Share before the change
Value of the Share before the change – Reduction per Share of the right to profits

For the calculation of this ratio:

•

the value of the Share before the change will be determined on the basis of the volume-weighted average price of the Shares on Euronext Paris (or if the Shares are not listed on Euronext Paris, on another regulated or similar market on which the Shares are listed) during the three Trading Days immediately preceding the day of such change;

•	the Reduction per Share of the rights to profits will be determined by an Expert.

Notwithstanding the above, if such preferred shares are issued with shareholders’ preferential subscription rights or by the free distribution to shareholders of warrants exercisable for such preferred shares, the new Exercise Ratio will be adjusted in accordance with paragraphs 1 or 5 above.

(b) In the event of the creation of preferred shares that do not lead to a modification of the distribution of profits, the adjustment of the Exercise Ratio, if necessary, will be determined by an Expert.

Adjustment calculations will be made by the Calculation Agent (as defined in section 16) based, in particular, in the specific circumstances described in this section, on one or more values determined by an Expert (and who may be the Calculation Agent itself, acting as Expert).

If the Company were to carry out transactions where an adjustment had not been completed under paragraphs 1 to 9 above, and where a later law or regulation would imply an adjustment, the Calculation Agent shall make this adjustment in accordance with the law or regulations applicable and the market customs in this matter in France.

In case of adjustment, the new terms for exercising Backstop Warrants shall be communicated to the Holders of Backstop Warrants through a publication by the Company on its website (www.cgg.com) at the latest five (5) Business Days after the new adjustment becomes effective. This adjustment shall also be published by Euronext Paris within the same timeframe.

Adjustments, calculations and determinations performed by the Calculation Agent or the Expert, pursuant to this section shall be final and binding (save in the case of gross negligence (faute lourde), willful misconduct (dol) or manifest error) on the Company, in respect of calculation made by the Expert, and the Holders of Backstop Warrants.

12.	No Fractional Shares

Each Holder of Backstop Warrants exercising such Backstop Warrants can subscribe to a number of Shares calculated in application of the Exercise Ratio.

Any Holder of Backstop Warrants must exercise such number of Backstop Warrants to allow the subscription of a whole number of Shares with respect to the Exercise Ratio.

In accordance with Articles L. 225-149 and R. 228-94 of the French Code de commerce, in case of adjustment to the Exercise Ratio and if the number of Shares so calculated is not a whole number, (i) the Company shall round down the number of Shares to be issued to the Holder of Backstop Warrants to the nearest whole number of Shares and (ii) the Holder of Backstop Warrants will receive an amount in cash from the Company equal to the resulting fractional Share multiplied by the last quote at the stock exchange session preceding the day of filing of the request to exercise his/her/its Backstop Warrants. Therefore no fractional Shares shall be issued upon exercise of the Backstop Warrants.

13.	Lapse following purchases, repurchase offers or exchange offers

The Company may, at its option, redeem all or part of the Backstop Warrants, at any time, without limitation as to price or quantity by means of purchases on or off the market, or by initiating public tender or exchange offers, as the case may be

Backstop Warrants that have been redeemed will be cancelled in accordance with French law.

It is specified that the redemption of Backstop Warrants by the Company cannot be mandatory for their holders (except in the event of a squeeze-out procedure following a public offer).

14.	Representative of the masse of Holders of Backstop Warrants

In accordance with Article L. 228-103 of the French Code de commerce, the Holders of Backstop Warrants shall be grouped into a body (masse), which shall benefit from legal personality and which shall be subject to the same provisions as those provided for in Articles L. 228-47 to L. 228-64, L. 228-66 and L. 228-90 of the French Code de commerce.

The representative of the masse (the “Representative”) shall be:

Aether Financial Services

36 rue de Monceau

75008 Paris

In the event of incompatibility, resignation or revocation of the Representative, a replacement will be elected by a meeting of the general assembly of the Holders of Backstop Warrants.

The Company shall pay to the Representative an annual flat fee equal to EUR500 (excluding VAT) each year. The first flat fee shall be calculated on a pro-rata basis, based on the outstanding number of days until the end of the year. With respect to subsequent years, the flat fee shall become due and payable on each 1st January.

The Representative shall fulfil his functions until his/her resignation, revocation by the general meeting of the Holder of Backstop Warrants or until an incompatibility occurs. His/her mandate shall end by matter of law on the Maturity Date. This term can be extended by law until the definitive resolution of the pending litigation in which the Representative would be engaged, and until the execution of the decision or settlements.

The Company shall pay the Representative’s compensation and the cost of the convening and holding of the meetings of the Holders of Backstop Warrants, the publicity of their decisions and the costs related to the designation of representative pursuant to art L. 228-50 of the French Code de commerce, as the case may be, as well as all justified costs related to the administration and the functioning of the masse.

The meeting of the Holders of Backstop Warrants is competent to authorize any amendment of the terms and conditions of the Backstop Warrants and to make any decision relating to the subscription or allocation conditions of the Backstop Warrants.

Unless otherwise decided under a resolution adopted during a meeting of the Holders of Backstop Warrants, the Representative shall have the right to perform in the name of the masse of Holders of Backstop Warrants all management acts to defend the common interest of Holders of Backstop Warrants.

This power may be delegated by the Representative to a third party in accordance with legal provisions and regulations.

The meetings of the masse shall take place at the registered office of the Company or in any other place set out in the convening notice. Each Holder of Backstop Warrants will be entitled, for a 15-day period prior to the meeting of the masse, personally or via an agent, to be provided with a copy of the proposed resolutions and reports that will be presented to the meeting of the masse, at the Company’s registered office, at the location of the administrative management, or as the case may be, in any other place set out in the convening notice.

Pursuant to applicable French law at the date hereof, the meeting of the Holders of Backstop Warrants can validly deliberate if the Holders of Backstop Warrants, present or represented, hold at least 25% of the voting rights of the Backstop Warrants on first convocation and 20% of the voting rights of the Backstop Warrants on second convocation. Decisions of the masse are made with a two-third majority of the votes of the Holders of Backstop Warrants, present or represented, during the masse meeting (pursuant to articles L. 225-96 and L. 228-103 of the French Code de commerce). One Coordination Warrant gives right to one vote at the masse meetings.

15.	Shares issued upon exercise of Backstop Warrants

The Shares resulting from the exercise of Backstop Warrants shall be of the same category and benefit from the same rights as those of the existing Shares. They will carry dividend rights and entitle their holders, from their delivery, to all of the rights attached to such Shares (jouissance courante).

The new Shares issued upon exercise of the Backstop Warrants will be admitted to trading on Euronext Paris on the same quotation lines as the outstanding Shares (same ISIN Code).

The rules governing the form, ownership and transfer of the Shares are described in the articles of association of the Company.

16.	Centralising Agent and Calculation Agent

The Company will appoint the centralising agent (the “Centralising Agent”) and the calculation agent (the “Calculation Agent”) at a later stage.

The Company reserves the right at any time to vary or terminate the appointment of the Centralising Agent and the Calculation Agent and/or to appoint a substitute Centralising Agent or Calculation Agent.

17.	Further Issues and Assimilation

The Company may from time to time without the consent of the Holders of Backstop Warrants issue further warrants to be assimilated (assimilables) with the Backstop Warrants, provided that such further warrants and the Backstop Warrants shall carry rights identical in all respects and that the terms of such further warrants shall provide for such assimilation.

In the event of such assimilation, the Holders of Backstop Warrants and the holders of such further warrants will be grouped together in a single masse for the defense of their common interests.

18.	Restrictions on the free negotiability of the Backstop Warrants and the Shares to be issued from the exercise of the Backstop Warrants

No provision of the articles of association restricts the free negotiability of the Backstop Warrants or the Shares composing the Company’ share capital.

19.	United States Selling Restrictions

The Backstop Warrants and the Shares to be issued upon exercise of the Backstop Warrants have not been and will not be registered under the United States Securities Act or with any securities regulatory authority of any state or jurisdiction in the United States, and the new Shares may not be offered or sold except pursuant to any exemption from, or in a transaction not subject to the registration requirements of, the Securities Act and any applicable securities laws of the states of the United States. Accordingly, the new Shares are being offered and sold only (i) in the United States to QIBs in a private placement exempt from the registration requirements of the Securities Act and (ii) outside the United States in “offshore transactions” as defined in, and in accordance with, Regulation S.

A holder may not exercise its Backstop Warrants unless it is a QIB as defined in Rule 144A. Holders of Backstop Warrants may only exercise their Backstop Warrants in the United States if they sign and deliver to its accredited financial intermediary, together with a duly completed exercise request, an investor letter.

Holders of Backstop Warrants signing such a letter will be:

•	representing that they and any account for which they are purchasing the new Shares are QIBs; and

•

agreeing not to resell the Shares in the United States, subject to certain exceptions, and not to deposit those Shares in our American Depositary Receipt facility. As a result, such Shares may, subject to certain exceptions, only be resold in transactions outside the United States meeting the requirements of Rule 903 or 904 of Regulation S. So long as the Shares are listed on The New York Stock Exchange, Rule 144A is not available for the resale of any new Shares.

Any envelope containing exercise form and post-marked from the United States will not be accepted unless it contains a duly executed investor letter. Similarly, any exercise form in which the exercising holder requests new Shares to be issued in registered form and gives an address in the United States will not be accepted unless it contains a duly executed investor letter.

Exercise forms that do not meet the foregoing criteria will be deemed to be without effect and any exercise price paid in respect of such subscription forms will be returned without interest.

20.	Other restrictions

For others jurisdictions than the United States, customary selling restrictions shall be provided in the prospectus.

Annex 7

Tables summarizing the use of financial delegations and authorization during the 2016 fiscal year and until September 30, 2017

Share capital increases

Capital reduction by cancelling shares

Stock-options and performance shares

Share buy-back program